
10011818


gtsi®
One Mission. Yours.

To My Fellow Shareholders

It used to be said that technology was the great equalizer in our government marketplace. Access to and the harnessing of technology would allow for our government customers to exponentially leverage their daily tasks, assignments, and mission. Today, we find that that technology alone, while an asset, has become an accelerant for higher rates of productivity and a key factor in securing our national resources. To that end, GTSI has been actively working with our customers toward a mission oriented solutions focus that brings together technology and human intelligence to make government more efficient and reliable.

Over the past few years, we have seen dramatic changes in how technology is defined and utilized by our customers. Historically, in tough budgetary times, similar to the ones we live in today, we would often see information technology budgets slashed to make up for shortfalls. Today, however, we find that governments see technology not as a "nice to have", but instead as one of their most important assets second only to their people. Technology is also at the center of market shifts which continue to occur at breakneck speeds. With consolidation and increased commoditization being two long term trends, GTSI is at the most important crossroads in technology applications in its history.

Leadership and Trust

For nearly three decades, GTSI has seen many changes in the government technology market. From its early days as a shrink-wrapped software reseller to the present focus on integrated solutions, GTSI has been ahead of the rapid evolution of customer needs. Despite the headwinds we encountered during 2009, our team never lost sight of our customers' objectives and helped meet their pressing technology needs by designing and delivering critical solutions and services.

GTSI offers information technology infrastructure solutions that combine commercial-off-the-shelf (COTS) hardware and software from our industry-leading partners with our experienced teams of technology professionals. Over the past few years we have driven solutions centered on virtualization, networking, unified communications, data center efficiency through green IT and cloud computing, security - both physical and cyber - and information technology services management.

Determination and Responsibility

Throughout our history, we have seen technologies and companies come and go. We have seen some of the best and brightest fade away as a result of technology turbulence. At GTSI, we too have had our mettle tested and have not only persevered, but have thrived.

The men and women of GTSI have always been proud of our service to our Nation. We take pride in knowing that our technology solutions help our government better meet the needs of our fellow citizens and protect us from enemies far and near. We rest a little bit easier each and every night knowing that we are making a difference every day. Our team is unafraid of the hard work it takes to make America strong and we have and do give of ourselves in service. With this work comes great responsibility. We must continue to act in a just and prudent manner and our ethics and commitment to being a partner with our customers must always be in the forefront.

Building on the Foundation

Earlier this year the Board of Directors entrusted me to lead GTSI. I accepted the opportunity to build upon the foundation created by Jim Leto. Jim pulled the company out of a significant net loss position in two years. And, for the next two consecutive years, GTSI delivered net income profitability. My job, and that of our team, is to continue to build upon that success to improve shareholder value as well as support our government customer.

We will focus on capitalizing on the market conditions and taking full advantage of current and future technology advances. We will continue to focus on solving our customers' business challenges. We will continue to improve upon our human capital plan as we strongly believe that our people are our finest asset. We will protect and grow our core business while funding our future and aggressively expanding our services business. We will diversify our business offerings to improve our long-term financial performance and we will invest in emerging and new market opportunities to adjust to the changing environment.

We are excited about the future of GTSI and thank you for your investment in our company.



Scott Friedlander
President and Chief Executive Officer


RECEIVED
APR 0 8 2010
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number: 0-19394

GTSI CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**54-1248422** (I.R.S. Employer Identification No.)
2553 Dulles View Drive, Suite 100, Herndon, VA (Address of principal executive offices)	**20171-5219** (Zip Code)

703-502-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.005 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive DataFile required to be submitted and posted pursuant to Rule 405 of Regulations S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, as of June 30, 2009 was $42,809,049.

The number of shares outstanding of the registrant's common stock on February 26, 2010 was 9,577,750.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K are incorporated by reference to GTSI's proxy statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of GTSI's Stockholders scheduled to be held on April 21, 2010.

CONTENTS

Disclosure Regarding Forward-Looking Statements

Readers are cautioned that this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, ("Exchange Act") relating to our operations that are based on our current expectations, estimates and projections. Words such as "expect," "believe," "anticipate," "plan," "intend" and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Our actual results may differ materially from what is expressed or projected in these forward-looking statements. The reasons for this include the factors discussed in Item 1A, Risk Factors, of this Annual Report on Form 10-K. We specifically disclaim any obligation to update these forward-looking statements. These forward-looking statements should not be relied on as representing our estimates or views as of any subsequent date.

PART I

ITEM 1. BUSINESS

Overview

Founded in 1983, GTSI Corp. is a Delaware corporation with over 26 years of experience focused exclusively on selling information technology ("IT") products and solutions to U.S. Federal, state and local governments and to prime contractors that are working directly on government contracts. We use the terms "GTSI," "Company," "we," "our," and "us" to refer to GTSI Corp. and its subsidiaries. During this period, our customers have come to rely on GTSI to translate business challenges into practical technology solutions for today's governments. "GTSI" is a registered service mark of GTSI Corp. All other trademarks and service marks are proprietary to their respective owners.

We sell to departments and agencies of the U.S. Federal Government, as well as state and local governments, and prime contractors. Our total sales were $762 million, $821 million and $723 million for the years ended December 31, 2009, 2008 and 2007, respectively. We offer a competitive mix of logistical and procurement support to our customers. The approximate percentage of our sales by customer type for the years ended December 31 was:

	2009	2008	2007
Federal Government	72%	70%	63%
Prime Contractors	23%	23%	27%
State and Local Governments	5%	7%	10%
Total	100%	100%	100%

Additional information related to net income (loss), total assets, significant customers and long-lived assets is provided in the consolidated financial statements and the accompanying notes to the consolidated financial statements appearing in Part II, Item 8 of this Annual Report on Form 10-K (this "Form 10-K").

The IT solutions we offer to our customers are enterprise product-based, with many including a service component. Enterprise product-based components are identified and purchased by government procurement officers under standard government contracts, ranging from single agency contracts to those which are available to the entire U.S. Federal Government or state government contracts such as U.S. Communities. We are well-positioned to fulfill the requirement of having an appropriate contract vehicle as we hold a contract portfolio that includes nearly four dozen such contracts, including many major Federal agency-specific contracts.

To fulfill product demand, we maintain an ISO 9001:2000-registered Integration and Distribution Center containing approximately 142,000 square-feet in Northern Virginia, adjacent to Washington Dulles International Airport. We use the proximity to the airport and close systems relationships with our customers and vendors to provide timely delivery of our customers' mission-critical applications. We leverage our Integration and Distribution Center and matching logistics expertise to offer a wide variety of managed fulfillment and value added services such as:

- Hardware integration
- Customer image propagation
- Automated system diagnostics and data capture
- Customer asset tagging
- Complex configurations of various IT solutions, such as Voice over Internet Protocol ("VoIP")

Additionally, GTSI's customer operations and purchasing teams are ISO 9001:2000-registered.

To help our customers acquire, manage and refresh their technology in a strategic and application-appropriate manner, GTSI has created a financial services capability to manage the entire technology lifecycle. GTSI offers lease arrangements to allow government agencies to acquire access to technology as an evenly distributed operating expense, rather than on the much more budget-sensitive and discontinuous capital expense basis. This is especially important to agencies with budget planning requirements that cover several future years and technology needs cannot be accurately planned on the same timeline. It also helps agencies keep their information management resources focused on the flow and security of agency information, rather than ownership of the technology itself.

Business Strategy

GTSI is committed to and focused on providing enterprise infrastructure technology solutions to the government customer. We believe there are significant opportunities to increase profitability through the continued development of our existing business by focusing on financial and professional services, and to expand on our relatively low market share within the growing government IT market.

GTSI continues to evolve as a provider of value-added enterprise infrastructure solutions that include both products and services to our government and system integrator customers. We have been successful in providing technical assistance to support complex, multi-vendor solutions and in priming as well as subcontracting with other service providers. While the larger infrastructure solutions sales transactions represent a small percentage of our total transactions, they represent the majority of our margin and profits. Going forward, we will continue to focus on these larger, more profitable transactions, and drive processes and changes to make the delivery of the smaller transactions more profitable. Specifically, we plan to:

Continue Focusing on the Government IT Market

Because of our exclusive focus on government, GTSI has developed the expertise and established the partner and customer relationships necessary to be a leader in this market. As a result, our marketing activities and sales force have been effective at reaching and servicing the government market consisting of government IT executives including chief information officers, procurement and contracting officers, information resource managers, as well as systems integrators, value-added resellers and prime contractors.

Leverage Technology Lifecycle Management ("TLM")

GTSI provides TLM services for our government customers. TLM involves most aspects of the technology management process, including assessing and identifying technology needs, acquisition of those technologies, integration and implementation, ongoing services, asset disposal and financial services. We believe this model represents a distinctive advantage to our customers. Coupled with support services, technology refresh, and asset disposal, we offer our customers cost effective methods to manage technology infrastructure.

Retain and Obtain Government Contracts and Utilize Flexible Contract Vehicles

GTSI holds a wide range of government contracts, including multi-million dollar, multi-year contracts with the U.S. Department of Defense ("DoD") and various federal civilian agencies, as well as several multiple award schedules and blanket purchasing agreements with a variety of DoD, federal civilian agencies, state, and local agencies. In addition, we also serve as a subcontractor, providing products and services to other companies holding government contracts. GTSI intends to continue identifying and pursuing contract vehicles that best leverage our broad selection of solutions, services, integration and distribution capabilities and partner relationships.

Continue to expand our Solution and Services

Over the course of 2009, GTSI was successful in developing and delivering services opportunities that expanded beyond a single technology, rather a host of technology set to fulfill our customer's requirements. GTSI will continue to focus on this area most particularly in our Physical Security practice where this has become most prevalent, due to federal funding backed by the U.S. Department of Homeland Security ("DHS"). Integrated CCTV systems with networking, storage and communication requirements require specialize expertise that GTSI has successfully developed.

Provide a High-Quality Centralized Source for Procuring IT Products and Services

In addition to offering a vast line of computer hardware, software and peripheral products, GTSI offers pre- and post-sales technical support and assistance in the selection, configuration, installation and maintenance of the products and systems that we sell. We offer a wide range of IT solutions and products plus the convenience, flexibility and cost savings of obtaining infrastructure technology solutions from a centralized source. As we interact with our customers, we focus on providing high quality customer services associated with the order, delivery, installation and repair of the products we sell. In addition to our heritage product offerings, we also have capabilities to meet our customer's needs with regard to data centers, networks, client devices, physical security, communications, and enterprise content and management.

Customers

Federal Government & Prime Contractors

GTSI has been exclusively dedicated to the Federal, state and local government marketplaces since our inception in 1983. Historically, over 20% of our revenue comes from prime contractors. Our most significant subcontracts are with companies such as Raytheon Company, General Dynamics, SAIC, Northrop Grumman and Lockheed Martin. Our top customer relationships include the U.S. Department of Army, U.S. Department of Veterans Affairs, DHS, Internal Revenue Service and the Federal Bureau of Investigation. While GTSI derives the majority of its sales from Federal Civilian and DOD sectors; we are also focused on continuing to grow our positions in the state and local and U.S. Intelligence marketplaces. The breakout of our U.S. Federal Government sales is approximated below:

	2009	2008	2007
Department of Defense	38%	43%	34%
Civilian Agencies and Departments	37%	32%	36%
Prime Contractors	25%	25%	30%
Total	100%	100%	100%

State and Local

GTSI's sales in the state and local government market are generated mostly from county and city agencies. Cities and counties are faced with maintaining government services, including urban security and safety that improve the quality of life for constituents. With reduced budgets and workforce, agencies are forced to re-examine core competencies and outsource labor to maximize the efficiencies that advanced technology offers to cut costs, negotiating technology and service options, and address budget constraints are essential to automating processes and achieving operational efficiency. With the U.S. Communities Program, GTSI can address customer requirements, offer a needs assessment, procure best-of-breed technologies and be responsible for the delivery.

With over $1 billion in federal funds available to state and local governments for protection against terrorist and criminal threats, our focus will continue to expand and penetrate the state and local market segment with a strategic focus by our Physical Security practice on education, city infrastructure, maritime ports and airports. In addition, our Mobile Evidence Capture ("MEC") practice continues to focus on law enforcement and public safety. MEC enables digital in-car video evidence to be captured, transmitted, stored and retrieved without human touch or manipulation to quickly and effectively comply with prosecution processes for civil and criminal cases. Much like Physical Security solutions, MEC is moving from analog to digital leveraging GTSI technical resources, competencies in security, wireless, networking and storage using existing processes for project management and services implementation.

Contracts

GTSI achieves its sales through Federal, state and local government contracts and open market procurements. Our contracts with the U.S. Federal Government include a General Services Administration ("GSA") Schedule contract, Indefinite Delivery/Indefinite Quantity ("IDIQ") contracts, Blanket Purchase Agreements ("BPAs"), Task Order contracts and Mission Oriented Business Integrated Services Schedule contract for consulting services.

We typically pursue formal government bids for IDIQ contracts and BPAs. Substantially, all of these bids are awarded on a "best value" to the government basis (which, depending on the bid, can be a combination of price, management and or technical expertise, past performance on other government contracts and other factors). We seek to use our professional services and other delivery capabilities, vendor partnerships, purchasing power, supply chain management and procurement expertise to compete successfully on federal government bid opportunities. These major procurements may involve millions of dollars in total sales, span multiple years and provide a purchasing vehicle for many government agencies. Items offered under our contracts include IT infrastructure (e.g. personal computing and communication devices, server/storage systems, networking equipment, security systems, enterprise software), program/project management, technical/engineering services, life-cycle maintenance, training and services.

The majority of our contracts allow GTSI to deliver comprehensive, enterprise-wide solutions that include both products and professional services. GTSI has established a team of experienced Program Managers to increase the size and scope of our program/contract portfolio, manage programs of increasing complexity, and strengthen profitability for the company.

General Services Administration

GTSI holds a GSA designated Schedule 70 contract for the sale of IT products and services. Schedule 70 contracts are multi-award schedule contracts managed by the GSA Center for IT Schedule Programs. In 2002, the U.S. Federal Government formally exercised its first of three five-year options to extend the GTSI contract through March 31, 2007. This schedule has since been extended six times through July 31, 2010 while GTSI is in negotiations on a new contract. As a result of GTSI's past performance in our Services sector, we received an award with increased labor rates on the existing Schedule 70 contract, as well as expansion of new labor categories that appropriately define our business. Similarly, GTSI's solution and service approach was recognized by GSA in our 2007 MOBIS contract award for consulting services.

GSA contracts provide all government agencies, certain international organizations, authorized prime contractors, and state and local governments with an efficient and cost-effective means for buying commercial information technology products and services. GSA purchasers may place unlimited orders for products under GSA contracts.

Our GSA contract contains price reduction clauses requiring that we pass on to government customers certain reduced prices we may receive from our vendors, but prohibits us from passing on price increases that exceed 10% for a period of one year. To mitigate the potentially adverse impact of any such price increase, we work with most of our GSA contract vendors to provide us with supply and price protection.

Indefinite Delivery/Indefinite Quantity

GTSI holds a number of IDIQ vehicles, through which the government establishes a purchasing vehicle and/or allocates funds for future purchases, without specifying purchase dates or quantity. IDIQ contracts offer greater flexibility than GSA contracts because they typically permit products and services to be added quickly and provide contractors more pricing flexibility. There are three types of IDIQ contracts: government-wide acquisition contracts ("GWAC"), multi-agency contracts ("MAC") and single agency contracts. A GWAC is a task-order or delivery-order contract for information technology established by a single Federal agency for government-wide use upon approval by the Office of Management and Budget, while MACs accept orders from the same agency, and from other agencies under the authority of the Economy Act.

Blanket Purchase Agreements

Individual GSA ordering agencies may enter into GSA-authorized BPAs with GSA contract holders. BPAs are similar to second-tier contracts under a contractor's GSA contract. BPAs enable agencies to obtain better pricing based on volume ordering, and specialized services to address specific agency needs or preferences. BPAs also serve to decrease an agency's acquisition costs by streamlining the ordering process.

GTSI maintains several Federal Supply Schedule BPAs that are authorized under our GSA Schedule 70 contract. GSA authorized BPAs incorporate many terms, conditions and products offered on GSA Schedule contracts, often at prices lower than those available on the GSA schedules. We normally enter into separate agreements with vendors to offer reduced BPA prices to the government. Our BPAs are agency specific and allow us to increase our focus on specific products and services that are designed to satisfy the requirements of individual customers.

Task Order Contracts

GTSI has also entered into a number of Task Order contracts with Federal Government agencies. Task Order contracts specify the period of performance, including the number of option periods, and specify the quantity and scope of products and services the federal agency will acquire under the contract. Task Order contracts allow agencies to enter into contracts before their specific service/product requirements are known. After award of the master contract, the federal agency will issue individual task orders, as needed, to address specific defined requirements. Task orders typically include a statement of work ("SOW"), and/or a bill of materials ("BOM") that define the services or products the contractor will be obligated to deliver.

State and Local

State and local contracting vehicles generally fall into two categories: individual competitive procurements for specific IT solutions or state and locally-based IDIQ contracts. State and local procurements typically require formal responses from a prospective bidder. Each state maintains a separate code of procurement regulations that must be understood. Compliance is required to successfully market and sell to individual states. GTSI currently maintains several state and local IT contracts, regularly submits written bids to state and local governments and is on a number of state and local government bid lists.

In May 2009, GTSI was re-awarded the U.S. Communities ("USC") contract for a four-year term with a two to three-year extension option. U.S. Communities is a pre-competed cooperative purchasing agreement available to cities, counties, special districts (airport, water, etc.), state agencies, K-12 schools, higher education, and large non-profits such as hospitals and clinics in all 50 U.S. states. Our USC contract is our primary vehicle for the state and local sales organization. Entering our seventh year with the U.S. Communities Contract, we have established Programatic relationships with customers to offer the operational efficiencies that the U.S. Communities contract can allow, with GTSI providing professional services to ensure project delivery, enabling our customer to focus on their constituent business objectives.

In addition, GSA provides access to state and local government agencies to utilize GSA Schedules. Multi-state contracts enable individual states to utilize the buying power of multiple states to reduce costs based on volume purchasing.

The solutions sold under the USC contract utilize competitive labor rates for professional services at a firm-fixed price or time and material basis. Volume discounts are available to public agencies and are offered on a case by case basis depending on agency commitment and buying power. With solutions such as Physical Security, Data Center Virtualization and Modernization, and MEC as a focus, USC allows us to maintain compliance with funding milestones, act as the project manager, and provide the delivery engineering and project management to achieve customer acceptance and mission compliance.

Open Market

While open market is not a contract vehicle, GTSI has processes and procedures in-place to utilize open-market pricing, separate and apart from GSA Schedules, IDIQs and BPAs. We also sell enterprise products and services to government-serving prime contractors including systems integrators through open market procurements. Certain contract vehicles allow a small percentage of open market pricing to be included to supplement those products and services that are on contract.

Solutions, Services and Products

GTSI continuously monitors and evaluates existing and emerging technologies and trends to ensure that we offer our customers the most appropriate technology for their demanding applications. GTSI provides our customers IT infrastructure solutions and services custom to their specific needs.

Technology Lifecycle Management

GTSI's TLM methodology combines professional and financial services with strong industry partnerships into a comprehensive framework for managing each phase of IT infrastructure. TLM has three core elements: planning of the entire process of IT Infrastructure Optimization, in which we identify and assess, acquire, implement and integrate, support, refresh and disposal before acquisition; ongoing Program Management of the above lifecycle elements; and separating the acquisition necessities of IT Infrastructure Optimization from realities of three-year budget cycles and narrowly defined budget line items. By proactively planning for each phase with a long term approach, funding and management of IT programs can be more effectively aligned with business goals and realization of benefits. GTSI TLM helps customers reduce total cost of ownership and risk, while increasing flexibility and efficiencies.

Solutions

In 2009, we continued our realignment around solutions providing us with the greater opportunity for sustained return on investment. GTSI embraced the evolving government requirements in IT Infrastructure including Data Center, Data Networks and Security. This enabled us to further focus, deepen and align the development of our capabilities to consistently provide IT Infrastructure solutions tailored to specific customer environments in a manner consistent with government planning and investing. Using a TLM approach, GTSI Solutions combine professional services, program management services, support services, integration services, financial services and leading Original Equipment Manufacturer ("OEM") products based on individual customer requirements in key areas, including:

- Client, including Desktop Virtualization and Thin Client
- Networking, including Unified Communications and Visual Information Systems
- Data Center, including Server Virtualization, Power & Cooling, and Disaster Recovery
- Security — Cyber and Physical
- IT Service Management, including Asset Management, Network and Data Center Management

Services

GTSI Services provide our government customers with the resources to design, configure, implement and support state-of-the art technology products and solutions; and facilitates the Technology Lifecycle Management method of managing scalable, IT infrastructure as a service. Our services ensure the products we deliver are interoperable, efficient, support the customer environment, and protect customers' investments. The Services strategy supports our government contracts, company sales and partner efforts for growth in the market. We believe that providing these services along with industry-leading manufacturer products differentiates GTSI from its competition.

GTSI Services is comprised of four main areas — Professional Services, Integration Services, Support Services and Financial Services.

Professional Services

The Professional Services team includes solutions architects, technical engineers, security consultants and project managers. Skilled engineers possess the technical certifications that align with GTSI's manufacturing partners which allow us to successfully implement customer solutions. This team also maintains pertinent professional certifications, such as ITIL and CISSP, and security cleared resources to ensure GTSI is able to provide services across all government agencies. Project Managers lead engagements using PMBOK best practices. They hold Project Management Institute professional certifications and are skilled in managing projects using Earned Value Management standards.

GTSI's Professional Services start with site surveys and assessments, through to infrastructure design, implementation, and ongoing support. Expertise areas include network infrastructure, data management, enterprise computing, cyber security, physical security, and enterprise software. We use industry best practices to create standard tools and procedures to deliver successful engagements to optimize performance. GTSI leverages resource experience, knowledge and past performance, with the use of the Plan, Design, Implement, Operate ("PDIO") methodology for repeatable, predictable, and efficient delivery and execution.

Integration Services

Integration Services provides engineering, integration, asset management, and logistical support for complex assembly of hardware and software. Industry and professionally certified experts operate in our own ISO 9001:2000 Integration and Distribution Center to upgrade, install, test, and configure systems to agency standards. Each project is assigned a dedicated manager to oversee logistics support and fulfillment of services to streamline deployment, reduce downtime and manage costs. GTSI integration engineers and consultants have proven experience in leading integration platforms. Our knowledge of our government customers, coupled with strong industry and technology expertise, help mitigate the risks involved in integrating new technologies.

GTSI's Asset Management technology provides comprehensive asset management systems that inventory, track and securely dispose of an organization's assets. Our solution includes Radio Frequency Identification ("RFID"), Unique Identification ("UID"), and Real-Time Location System ("RTLS") capabilities. GTSI has a scalable asset management solution to enable an agency to track inventory, monitor asset location, manage software libraries, schedule maintenance, track financial information, and be alerted to high priority events or changes. This solution helps agencies meet compliance and regulatory standards. Asset Disposal services provide agencies with a method to eliminate unnecessary equipment in a safe, cost effective manner that are in compliance with DOD standards, and includes certificates of destruction.

Support Services

GTSI's proactive approach to the sustainability of the IT infrastructure is reinforced by the Support Services offerings to help customers increase productivity and extend the life of IT assets. GTSI Support Services help overcome day-to-day technology challenges and allow agencies to stay focused on key business objectives. Our portfolio of renewable, post-implementation services ensures rapid problem resolution and a reduction in total cost of ownership through decreased downtime and proactive support. These capabilities include global replacement of parts, multi-vendor first-call and onsite support, online monitoring of support status, and software updates.

We believe that two additional significant capabilities provide a differentiator from the competition to help customers maintain technology infrastructures — Support Service Center and SupportNet. Support Service Center offers dedicated representative, first call support for single or multi-vendor requirements 24 x 7 via phone or web portal, where customers may also track incident management reports. SupportNet provides customers a secure portal with warranty and maintenance data for multi-vendor inventories. It allows customers a comprehensive view to proactively manage, aggregate and co-terminate support contracts.

Financial Services

GTSI Financial Services is a dedicated team of finance professionals who apply their understanding of government policies and regulations into creating a procurement strategy that helps customers gain quicker access to the technology that meets their needs. GTSI Financial Services provides flexible financing options for the entire technology lifecycle, using an agency's operating and maintenance budget as a more flexible and predictable means than a capital expenditure.

Products

GTSI has strong strategic relationships with hardware and software industry leading OEMs. GTSI includes these products in the solutions provided to our customers. For example, GTSI includes leading hardware servers and virtualization software in virtualization solutions, security, routers and switches for voice and data network modernization, and rugged digital cameras and sensors for physical security solutions.

The following table indicates, for the years ended December 31 (dollars in millions), the approximate sales by product category and related percentages of total sales.

Sales Type	2009		2008		2007	
Hardware	$ 495.6	65.1%	$ 585.7	71.3%	$ 530.0	73.3%
Software	182.4	23.9%	159.7	19.4%	111.6	15.4%
Services	55.6	7.3%	56.5	6.9%	59.7	8.3%
Financing	28.3	3.7%	19.3	2.4%	22.2	3.0%
Total	$ 761.9	100.0%	$ 821.2	100.0%	$ 723.5	100.0%

Strategic Partner Relationships

GTSI maintains strong relationships with a core set of strategic partners. These partners are industry leaders and are established in the government market. GTSI facilitates business to government customers on behalf of partners through our TLM methodology, while our partners enable GTSI to deliver technology solutions to our customers. Our major strategic partners include: Cisco, Sun Microsystems, Microsoft, Hewlett Packard, Panasonic, and Network Appliance.

Additionally, we establish and grow alliances with specialized technology companies that complement our core partners which then comprehensively address our customer needs for their solutions environment.

GTSI brings our partners several advantages in the government market by providing:

- The unique ability to design, procure, install, operate, and refresh solutions through our Infrastructure as a Service business model
- A gateway to the complex government market through a significant number of diverse contract vehicles
- Access to the government customer through GTSI's proactive sales force providing solutions, services and products
- Lower cost overhead associated with government contractor compliance and procurement regulations

GTSI has several Partner Managers who support our Strategic Partners. Their goal is ensure that those partners remain at the core of our Infrastructure as a Service business model.

The terms of agreements with our vendors vary, but typically permit us to purchase products to combine with integration and professional services for transactions with government customers. Very few of our agreements require us to purchase any specified quantity of product. GTSI usually requires our partners to provide us with supply and price protection for the duration of specifically signed government contracts. Other than supply agreements under term government contracts, our vendor agreements are typically terminable by GTSI or the vendor on short notice, at will or immediately upon default by either party, and may contain limitations on vendor liability. These vendor agreements also generally permit GTSI to return previous product purchases at no charge within certain time limits for a restocking fee or in exchange for other products of such vendor.

Our strategic partners may provide us with various forms of marketing and sales assistance, including sales incentives, market development funds, cooperative advertising and sales events. They typically provide funding to offset all or part of the costs of such efforts. Partners may also provide sell-through and other sales incentives in connection with certain product promotions.

Inventory Management

We purchase products for resale both directly from manufacturers and indirectly through distributors and resellers. During 2009, we purchased approximately 67% of the products we sold directly from manufacturers and the remaining amount from distributors and resellers. Product is shipped to our customers both from our ISO 9001:2000 Integration and Distribution Center and directly from our suppliers. The receiving, inventory, and shipping processes in our Integration and Distribution Center are highly automated. Products are tracked as they move through the facility via radio frequency scanning of UPC bar codes. Our shipping process captures product model numbers and serial numbers via bar code scan and ties them directly to order and carrier information. We ship products with a wide variety of carriers, using automation which selects the best carrier based on customer location, size of shipment, and desired service levels. We are able to negotiate favorable rates with many carriers including FedEx and UPS.

We perform a wall-to-wall physical inventory each January and supplement that with regularly scheduled, system-controlled cycle counts throughout the year. Our cycle count schedule is constructed to result in complete inventory coverage approximately every two months.

We implemented an RFID tagging solution in January 2005, updated in 2007, which enables us to apply RFID labels to case and pallet-load shipments that meet published DoD Gen-2 requirements.

Marketing and Sales

GTSI's strategic marketing initiatives continue to focus on communicating the Company's transformation into a systems integrator, with substantial solutions and services capabilities. In 2009, GTSI utilized radio advertising, seminars, tradeshows, and webinars as primary marketing tools to reach key audiences. GTSI also launched its Customer Briefing Center and Solutions Lab, as a means to market the Company's growing capabilities and best practices for addressing the key challenges that today's government IT decision makers face. The marketing and branding efforts reaffirm the Company's belief that it has the resources and expertise to deliver best business practices, engineering skills, and financial options that combine myriad benefits into a single-source delivery of leading-edge information technology to governments.

Our sales organization is focused on understanding the current and emerging demands of our customers, and demonstrating how the Company delivers comprehensive solutions that encompass the products and services that meet those needs. The efforts continue to provide coverage that supports existing customers, while at the same time advancing initiatives that focus on new accounts and new solution offerings to potential customers. To accelerate those activities, in 2009, the sales and marketing organizations were integrated under the same leadership, enabling the teams to increase collaboration and alignment of marketing efforts and to better respond to the technology priority sectors of President Obama's administration.

Competition

The government IT market is highly competitive with a wide variety of technology and service players. GTSI's competition includes traditional hardware and software manufacturers and resellers, mid-tier systems integrators, and IT infrastructure solutions and service providers.

We believe that the principal competitive factors in the government IT market include:

- Past performance within the government market
- Expertise in government procurement processes (where standardized contracts exist)

- Existing customer and partner relationships (for which there is traditionally a high barrier to entry)
- Technical expertise
- Logistical capability
- Customer service and support

The growing trend in government to consolidate and reduce operational costs as well as the current economic environment will increase the needs of government agencies to extend the lifecycle of their existing legacy systems to deliver mission-critical services. In addition, flexible styles of IT infrastructure service are emerging such as infrastructure as a service (IaaS) and private clouds. Government agencies need guidance developing migration strategies and technology solution maps to extract more from their existing infrastructure while working toward those managed services environments.

We are well positioned with our agility and deep IT infrastructure expertise to help our customers migrate, implement and operate these new infrastructure environments. To enhance our strategic position in the government infrastructure services market, we are investing in our service and solution offerings as well as training and certification programs for our engineering and technical staff.

Scale and scope are important dimensions in the government infrastructure market. A number of our competitors are much larger than GTSI and have greater financial, marketing and technological resources. This difference in scale could in some cases produce a material impact on the promotional and sales support requirements of our business. We believe however, that we have a competitive advantage over our competition because of our more than 26 years of service to government, strong relationships with our customers, strategic small business relationships, TLM approach, deep technical expertise, extensive contract portfolio, financial services, and our ability to quickly adapt and respond to our customer requirements.

Backlog

We identify an order as backlog as soon as we receive and accept a written customer purchase order. Backlog fluctuates significantly from quarter to quarter because of the seasonality of the U.S. Federal Government ordering patterns and changes in inventory availability of various products. Our backlog includes hardware and software orders that have not shipped or delivered ("unshipped backlog") as well as orders that have shipped or delivered but cannot be recognized as revenue at the end of the reporting period, since title passes to our customers when the orders reach the destination. Backlog also includes services that have not been performed. Total backlog, excluding leasing revenue, as of December 31, 2009 was $144.9 million compared to $125.6 million as of December 31, 2008. Unshipped backlog as of December 31, 2009 was approximately $127.8 million, compared to $116.1 million as of December 31, 2008.

Employees

At February 26, 2010 we had 615 employees, including 368 in sales, marketing and professional services; 80 in operations; and 167 in finance, IT, contracts and legal, and other support functions. None of our employees are represented by a labor union and we have not experienced any labor-related work stoppages.

Available Information

GTSI is traded on the NASDAQ Global Market under the symbol GTSI (See Item 5 of this Form 10-K). Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements for our annual stockholders' meeting, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our web site at www.GTSI.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. All of GTSI's current required Exchange Act filings with the SEC, as well as press releases and other investor relations' information, may be obtained free of charge by request to: Investor Relations, GTSI Corp., 2553 Dulles View Drive, Suite 100, Herndon, VA 20171-5219. Telephone (703) 502-2540.

ITEM 1A. RISK FACTORS

There are many factors that affect our business and results of operations, some of which are beyond our control. The following is a description of some important factors that may cause actual results to differ materially from those in forward-looking statements and from historical trends.

We rely on a small number of large transactions for significant portions of our sales and gross margins, and our operating results and cash flows may decline significantly if we fail to secure additional large transactions.

We rely on Federal Government agencies and departments to provide a substantial portion of our sales either directly or through prime contractors with which we work. We have derived, and believe that we will continue to derive, a significant portion of our sales from a limited number of projects and transactions with the Federal Government. For the year ended December 31, 2009, approximately 95% of our sales came from the Federal Government. The completion or cancellation of a large project or a significant reduction in scope could significantly reduce our sales and gross margins. In addition, if we fail to secure an equal number of large transactions in the future, our results could be negatively impacted. Any dispute, failure to exercise an extension, or contract not renewed as a result of a re-compete could have a material adverse impact on our future operating results and gross margins.

We continue to shift our business model from a reseller of products to a high-end solutions provider and this new model has certain risks, including increased competition, which may impact future results.

We continue to evolve our business from one which resells commodity IT products to one which provides value-added solutions to our government customers. A number of risks are inherent in this strategy. We may not be able to successfully maintain workforce which has the technical skills to provide more complex technology to customers. Services and solutions require different internal accounting, tracking, and project management procedures, and there is no assurance we will be able implement and maintain those necessary procedures. We are now competing against organizations which have greater experience and past performance in selling solutions to government customers. Some of these competitors also have significantly greater financial, technical and marketing resources, generate greater sales and have greater name recognition than we do. Additionally, efforts spent on evolving to a high-end solutions business model may detract from operating results.

We believe our ability to continue to compete also depends in part on a number of competitive factors, including:

- Expertise in government procurement processes where standardized contracts exist
- Existing customer and vendor relationships (for which there is traditionally a high barrier to entry)
- Technical expertise
- Logistical capability
- The ability of our clients or competitors to hire and retain project managers and other senior technical staff
- The price at which others offer comparable technical solutions
- The extent of our competitors' responsiveness to client needs

If we are unable to compete effectively we could experience operating losses and our market share may decline, adversely affecting our results of operations and financial condition. We also will need to continue to develop additional internal technical capabilities to identify, develop, market and sell more complex solutions, and there is no assurance we will be successful in these endeavors.

Any issue that compromises our relationship with agencies of the Federal Government would cause serious harm to our business.

Our sales are highly dependent on the government's demand for IT products. Direct and indirect sales to numerous agencies and departments of the Federal Government accounted for 95%, 93% and 90% of our sales in 2009, 2008 and 2007, respectively. We believe that Federal Government contracts will continue to be a source of the majority of our sales for the foreseeable future. For this reason, any issue that compromises our relationship with agencies of the Federal Government would cause serious harm to our business. A material decline in overall sales to the Federal Government as a whole, or to certain key agencies thereof, could have a materially adverse effect on our results of operations. Among the key factors in maintaining our relationships with Federal Government agencies are:

- Our performance on individual contracts and delivery orders
- The strength of our professional reputation
- The relationships of our key executives with customer personnel
- Our compliance with complex procurement laws and regulations related to the formation, administration and performance of Federal Government contracts

To the extent that our performance does not meet customer expectations, or our reputation or relationships deteriorate, this would cause a negative effect on our sales, profitability and cash flow. Noncompliance with government procurement regulations or contract provisions could result in substantial monetary fines or damages, suspension or debarment from doing business with the Federal Government, and civil or criminal liability.

Substantially, all of our government contracts are terminable at any time at the government's convenience or upon default. If a government customer terminates one of our contracts for convenience, we may recover, at most, only our incurred or committed costs, settlement expense, and profit on work completed prior to the termination. Upon termination of a government contract for default, the government reserves the right to recover the excess costs of procuring the specified goods and services from a different contractor although GTSI would reserve the right to appeal. The effect of unexpected contract terminations would negatively impact our financial results.

Adverse changes in Federal Government fiscal spending could have a negative effect on our sales, gross margin, and cash flow.

Changes in Federal Government spending policies or budget priorities could directly affect our financial performance. Among the factors that could materially harm our business are:

- A significant decline in spending by the Federal Government in general or by specific departments or agencies in particular
- Changes in the structure, composition and/or buying patterns of the Federal Government
- The adoption of new laws or regulations changing procurement practices
- Delays in the payment of our invoices by government payment offices

These or other factors could cause Federal Government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, or not to exercise options to renew contracts, any of which would cause us to lose future revenue.

If we fail to comply with any material provision or covenant of our Credit Agreement, we may not be able to continue to operate our business.

The affirmative, negative and financial covenants of our Credit Agreement impose certain operating restrictions and financial and reporting covenants on us. These restrictions and conditions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The financial covenants require us, among other restrictions, to:

- Maintain Tangible Net Worth not less than or equal to $45 million as dated the end of each fiscal month
- Maintain Ratio of Total Liabilities to Tangible Net Worth not greater than 5.25 to 1.00 as dated the end of each fiscal month
- Maintain Current Ratio not less than (i) 1.20 to 1.00 as of the last business day of the fiscal months of January, February, March, April, May, June, October, November and December and (ii) 1.15 to 1.00 as of the last business day of the fiscal months of July, August and September.
- Maintain minimum Total Debt Service Coverage Ratio of 1.25 to 1.00 as dated the end of each fiscal month

The Company was in compliance with all financial covenants as set forth in the Credit Agreement as of December 31, 2009.

While the Company believes that we will remain in compliance with all of the financial and reporting covenants in the Credit Agreement, there can be no assurance that we will do so. A breach of any of the covenants or restrictions in the Credit Agreement could result in an event of default under the Credit Agreement. Such a default could result in the lenders discontinuing lending or declaring all outstanding borrowings, including our inventory financing, to be due and payable. If any of these events occur, we would need to find additional or alternative financing, if available, to refinance any such accelerated obligations. There can be no assurance that such financing would be available.

Our business may be negatively affected by current global economic and credit conditions.

Our $135 million Credit Agreement, which expires in May 2011, is provided by a syndication of several financial institutions that share the committed financing under the Credit Agreement. Economic and credit market conditions have presented banks and financial institutions with significant challenges, which has led a number of such entities to seek capital from the U.S. federal government. Although we monitor the ability of the financial institutions within the syndication to fulfill their counterparty responsibilities, future market conditions could affect the ability of one or more of these financial institutions to provide the financing that has been committed under the Credit Agreement. The inability to access our Credit Agreement would have a material, adverse effect on our business, results of operations, and liquidity.

Infrastructure failures could have a material adverse effect on our business.

We are highly dependent on our infrastructure to process orders, track inventory, ship products in a timely manner, prepare invoices to our customers, recognize revenue and otherwise carry on our business in the ordinary course. In 2005, GTSI implemented a new supply chain management system, the GTSI Enterprise Management System ("GEMS"), with software provided by a third party. During 2006, a significant number of enhancements and additional reporting capabilities were added which enabled management to make better decisions based on the information available. In May 2008, GTSI launched a large upgrade to the enterprise systems to gain advantage of features provided by the software vendor as well as utilize new architecture tools for supply chain fulfillment. As of December 31, 2009, GTSI continued to enjoy stabilized systems, but we cannot be assured that possible failures will not occur in the future. GTSI continues to plan for risk mitigation should a minor infrastructure disruption occur and as such will enforce operational continuity plans which are from time to time updated as needed.

Any material weaknesses in our internal control over financial reporting could have a material adverse effect on our business and a negative impact on our stock price.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, changes in accounting practice or policy, or that the degree of compliance with the revised policies or procedures deteriorates. Our ability to maintain effective internal controls over all processes depends on our continued success at hiring and preserving adequate resources for ensuring that the accounting for all areas of the business complies with U.S. generally accepted accounting principles.

If we fail to align costs with our sales levels, net losses may result in future years.

Our profitability is a function of our ability to generate sales, improve our efficiency, and control costs. We plan our operating expense levels based primarily on forecasted sales levels. These expenses and the impact of long-term commitments are relatively fixed in the short-term. A short fall in sales could lead to operating results being below expectations because we may not be able to quickly reduce our fixed expenses in response to short term business changes. In addition any reductions in workforce may have significant risks, including decreases in employee morale and the failure to meet operational targets due to the loss of employees.

During 2006, we incurred significant costs due to restatement related efforts, refinancing fees, and the impairment of our deferred tax asset. In addition, expenses related to our accounting and finance department increased during 2007, related to the remediation of previously disclosed material weaknesses in internal control over financial reporting and the on-going remediation of significant deficiencies and material weaknesses in internal control.

If we are unable to control our costs or generate sales to cover the costs required to run our business and correct our material weaknesses in internal control over financial reporting, net losses may result in future years and our business could be adversely affected.

Our quarterly sales, operating results and cash flows are volatile, which makes our future financial results difficult to forecast.

Our sales, operating results and cash flows have been, and are expected to continue to be, subject to significant fluctuations from quarter to quarter due to a number of factors including:

- The seasonality of our business due to the Federal Government's buying and funding patterns
- Fluctuations in our gross margins due to variations in the mix of products sold and excess or obsolete inventory charges
- The number, size and scope of orders from our customers
- Demand for our services generated by strategic partnerships and certain prime contractors
- Availability of price protection, purchase discounts and rebate programs from vendors
- Contractual terms and degree of completion of projects
- Changes in our sales cycles as we move towards solution selling

Our recent level of product gross margins may not be sustainable. In addition, changes in services gross margin may result from various factors such as changes in the mix between technical support services and advanced services, as well as the timing of service contract initiations and renewals. As a consequence, sales volumes and operating results for future periods are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods.

Because we sometimes work with third parties, any failure by these third parties to satisfactorily perform their obligations could hurt our reputation, operating results and competitiveness.

We offer certain of our services to our customers through various third-party service providers engaged to perform these services on our behalf. In addition, we outsource parts of our operations to third-parties and may continue to explore opportunities to outsource others. In these engagements, we may engage subcontractors or we may act as subcontractor to the prime contractor of an engagement. If these third parties fail to maintain adequate levels of support, do not provide high quality services or cease or reduce operations, our business, operations, customer relations and sales may be negatively impacted and we may be required to pursue replacement third-party relationships, which we may not be able to obtain on as favorable terms or at all. In addition, the inability to negotiate terms of a contract with a third party, the refusal or inability of these third parties to permit continued use of their services by us, or the termination by the client or prime contractor of our services or the services of a key subcontractor would harm our operating results.

Our dependence on certain strategic partners (vendors) makes us vulnerable to the extent we rely on them.

We rely on a concentrated number of strategic partners for the majority of our hardware, software and related services needs. The terms of agreements with our vendors vary, but typically permit us to purchase products and services, that may be combined with integration and professional services for transactions with our government customers. Our vendor agreements are typically terminable by GTSI or the vendor on short notice, at will or immediately upon default by either party. If we can no longer obtain our hardware and software needs from our major suppliers due to mergers, acquisitions or consolidation within the marketplace, material changes in their partner programs, their refusal to continue to supply to us on reasonable terms or at all, and we cannot find suitable replacement suppliers, it could have a material adverse impact on our future operating results and gross margins.

We may not qualify as a small business for new contract awards.

GTSI maintains a "small business" status under its GSA Schedule contract, ITES contract and several BPAs it held in 2008 based upon GTSI's size status at the time of the contracts' original award dates. As a result, GTSI enjoys certain benefits, including being able to compete for small business orders, qualifying as a small business subcontractor, bidding pursuant to small purchase procedures directed to non-manufacturer small business, and offering government agencies an avenue to meet their internal small business purchase goals.

A company's size status under a contract is based on the North American Industry Classification System ("NAICS") Code referenced in the subject contract's solicitation. Depending on the NAICS Code referenced in a solicitation, GTSI may or may not qualify as a small business for new contract awards; further, new Federal Acquisition Regulations, effective June 30, 2007, will require a small business contractor to recertify their size status prior to an extension for a contract with a term of longer than five years, and in other specific circumstances.

GTSI is still currently negotiating for their new GSA IT Schedule 70 and upon award of the new GSA Schedule Contract, GTSI will be classified as a "Large Business".

Any potential future acquisitions, strategic investments or mergers may subject us to significant risks, any of which could harm our business.

Our long-term strategy may include identifying and acquiring, investing in or merging with suitable candidates on acceptable terms. In particular, over time, we may acquire, make investments in, or merge with providers of product offerings that complement our business. Currently, our financing agreement prohibits any acquisitions without our lender's prior consent. Acquisitions would involve a number of risks and present financial, managerial and operational challenges, including:

- Diversion of management attention from running our existing business
- Possible additional material weaknesses in internal control over financial reporting
- Increased expenses including legal, administrative and compensation expenses related to newly hired employees
- Increased costs to integrate the technology, personnel, customer base and business practices of the acquired company with our own
- Potential exposure to material liabilities not discovered in the due diligence process

- Potential adverse effects on our reported operating results due to possible write-down of goodwill and other intangible assets associated with acquisitions

- Acquisition financing may not be available on reasonable terms or at all

Any acquired business, technology, service or product could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. For all these reasons, our pursuit of an acquisition, investment or merger could cause our actual results to differ materially from those anticipated.

Any potential future new lines of business may subject us to significant risks, any of which could harm our business.

Our long-term strategy may include new lines of business within the federal and commercial business arena, including but not to limited healthcare solutions and management consulting services. Any new lines of business would involve a number of risks and could present financial, managerial and operational challenges. The results could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect, which could have a material short term adverse impact on our future operating results (and gross margins).

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

GTSI's primary business is conducted from its corporate headquarters complex and distribution center located in Northern Virginia. We do not own any real property. In December 2007, GTSI executed a new 10-year lease for a new corporate headquarters in Herndon, Virginia and moved into the approximately 104,000 square feet facility in November 2008. In June 2008, GTSI relocated its datacenter to a separate location owned and operated by a third party. The 42-month agreement, which includes options for additional years, calls for the hosting and providing power services for a company installed datacenter. GTSI's primary distribution and integration operations are located in a facility of approximately 142,000 square feet in Chantilly under a lease expiring in December 2011.

Our new corporate headquarters is a multi-tenant facility located in Herndon, Virginia approximately five miles from our existing distribution and integration center directly on the Route 28 corridor, across from Dulles International Airport. The facility has an efficient space plan that has allowed for the reduction of overall square footage, but incorporates a number of resources that enhances our business development such as a Client Solutions Center, upgraded testing labs, and meeting spaces to enable our employees to take advantage of a number of amenities that are provided to the tenants of the facility and enhance GTSI's recruiting and retention of employees. GTSI has a number of lease options for current and future space commitments under its 10-year term lease.

We believe the facilities we are retaining are in good condition and suitable to meet our current needs for the conduct of our business. For additional information regarding our obligations under leases, see Note 15 of the consolidated financial statements in Part II, Item 8 of this Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

We have, in the normal course of business, certain claims, including legal proceedings, against us and against other parties. We believe the resolution of these claims will not have a material adverse effect on our results of operations or financial position. However, the results of any legal proceedings cannot be predicted with certainty.

Further, from time-to-time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with applicable regulatory requirements. U.S. Government investigations of us, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. Government contracting. U.S. Government investigations often take years to complete and many result in no adverse action against us. We believe, based upon current information, that the outcome of any such government disputes and investigations will not have a material adverse effect on our financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of GTSI's security holders during the fourth quarter of 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The annual meeting of GTSI's stockholders is scheduled to be held at 10:00 a.m. on April 21, 2010, at the Company's headquarters located at 2553 Dulles View Drive, Suite 100, Herndon, VA.

Price Range of Common Stock

GTSI's common stock is traded on the NASDAQ Global Market under the symbol GTSI. As of February 26, 2010, there were 322 stockholders of record of the Company's common stock. The following stock prices are the high and low sales prices of GTSI's common stock during the calendar quarters indicated.

	2009		2008	
Quarter	**High**	**Low**	**High**	**Low**
First	$ 5.99	$ 3.40	$ 9.90	$ 7.22
Second	$ 6.09	$ 3.68	$ 8.40	$ 6.82
Third	$ 8.11	$ 5.35	$ 8.00	$ 6.20
Fourth	$ 8.04	$ 4.96	$ 6.43	$ 4.51

GTSI's transfer agent is American Stock Transfer & Trust Company, 59 Maiden Lane Plaza Level, New York, NY 10038; telephone 1-800-937-5449.

Dividends

The Company has never paid any cash dividends and does not anticipate paying cash dividends on its common stock in the foreseeable future. Also, as discussed in Note 8 to GTSI's consolidated financial statements, included in Part II, Item 8 of this Form 10-K, GTSI Credit Agreement prohibits the payment of dividends.

Issuer Purchases of Equity Securities

On December 19, 2008, the Company's Board of Directors (the "Board") authorized a program for periodic purchases of GTSI common stock over a 24 month period in an aggregate amount not to exceed two million shares. On June 8, 2009, the Board authorized a program for periodic purchases of GTSI common stock through May 27, 2011 for an aggregate purchase price not to exceed $5 million (as discussed in Note 9 to GTSI's consolidated financial statements, included in Part II, Item 8 of this Form 10-K), replacing GTSI's stock repurchase program announced in December 2008. The Company did not purchase any of its common stock in 2008, except for shares acquired through net share settlements on option exercises. The following table sets forth the repurchases we made during the three months ended December 31, 2009:

Period	(a) Total Number of Share Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31	18,163	$ 7.91	17,815	$ 3,164,365
November 1 to November 30	18,724	$ 6.60	18,589	$ 3,041,678
December 1 to December 31	25,984	$ 5.26	25,850	$ 2,641,814
	62,871	$ 6.43	62,254	

(a) The purchases in the fourth quarter of 2009 include 617 shares surrendered to cover the tax withholdings obligation with respect to the vesting of 1,914 restricted stock awards.

Equity Compensation Plans

The following table summarizes information regarding GTSI's equity compensation plans as of December 31, 2009.

Plan Category	Number of Shares to be Issued upon Exercise / Lapse of Outstanding Options / Restricted Stock Awards (a)	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by stockholders	2,388,028	$ 8.25	133,570
Equity compensation plans not approved by stockholders*	9,000	$ 9.14	N/A
Total	2,397,028	$ 4.35	133,570

* Represents shares issuable under options granted from time to time to persons not previously employed by the Company, as an inducement essential to such persons entering into employment agreements with the Company.

PERFORMANCE GRAPH

The following graph is furnished per SEC regulations. It compares the annual percentage change in the cumulative total return on Common Stock with the cumulative total return of the NASDAQ Composite Index and a Peer Index of companies with the same four-digit standard industrial classification (SIC) code as the Company (SIC Code 5045 — Computers and Peripheral Equipment and Software)[1] for the period commencing January 1, 2004 and ending December 31, 2009. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009
GTSI Corp.	100.00	66.60	87.84	93.82	57.09	47.19
NASDAQ Market Index	100.00	102.20	112.68	124.57	74.71	108.56
SIC Code Index[1]	100.00	92.57	103.52	92.96	57.86	109.80

COMPARES 5-YEAR CUMULATIVE TOTAL RETURN AMONG GTSI CORP., NASDAQ MARKET INDEX AND SIC CODE INDEX


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GTSI Corp.
NASDAQ Market Index
SIC Code Index
ASSUMES $100 INVESTED ON JAN. 01, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2009

1 The 37 companies listed in SIC Code 5045 are: ADAPTEC, INC.; AMERICAN SOFTWARE, INC.; AVISTAR COMMUNICATIONS CORPORATION; AVNET, INC.; BELL MICROPRODUCTS, INC.; CHINA TECHNOLOGY GLOBAL CORPORATION; CIRCUIT CITY STORES, INC.; CIRTRAN CORPORATION; CONTINENTAL INFORMATION SYSTEMS CORPORATION; DEGAMA SOFTWARE SOLUTIONS, INC.; DUALSTAR TECHNOLOGIES CORPORATION; GTSI CORP.; HENRY JACK & ASSOCIATES, INC; HITACHI, LTD.; IB3 NETWORKS, INC.; INGRAM MICRO, INC.; INX, INC.; KONINKLIJKE PHILIPS ELECTRONICS, N.V.; MERISEL,

INC.; NAVARRE CORPORATION; NETTEL HOLDINGS, INC.; OFFICE DEPOT, INC.; PARLAY ENTERTAINMENT, INC.; PEERLESS SYSTEMS CORPORATION; PROGRESSIVE GAMING INTERNATIONAL CORPORATION; PROXYMED, INC.; SCANSOURCE; SECURE NETWORKS, INC.; SED INTERNATIONAL HOLDINGS, INC.; SHARP HOLDING CORPORATION; STAPLES, INC.; SUPER LUCK, INC.; TECH DATA CORPORATION; TRANS-LUX CORPORATION; TRANSNET CORPORATION; UNITED STATIONERS, INC.; AND WAYSIDE TECHNOLOGY GROUP, INC.

Since last year's proxy statement, EN POINTE TECHNOLOGIES and POMEROY IT SOLUTIONS, INC. were deleted from SIC Code 5045 and the following 29 companies were added to SIC Code 5045:

ADAPTEC, INC.; AMERICAN SOFTWARE, INC.; AVNET, INC.; BELL MICROPRODUCTS, INC.; CHINA TECHNOLOGY GLOBAL CORPORATION; CIRCUIT CITY STORES, INC.; CIRTRAN CORPORATION; CONTINENTAL INFORMATION SYSTEMS CORPORATION; DEGAMA SOFTWARE SOLUTIONS, INC.; DUALSTAR TECHNOLOGIES CORPORATION; HENRY JACK & ASSOCIATES, INC; HITACHI, LTD.; IB3 NETWORKS, INC.; KONINKLIJKE PHILIPS ELECTRONICS, N.V.; MERISEL, INC.; NETTEL HOLDINGS, INC.; OFFICE DEPOT, INC.; PARLAY ENTERTAINMENT, INC.; PEERLESS SYSTEMS CORPORATION; PROGRESSIVE GAMING INTERNATIONAL CORPORATION; PROXYMED, INC.; SECURE NETWORKS, INC.; SED INTERNATIONAL HOLDINGS, INC.; SHARP HOLDING CORPORATION; STAPLES, INC.; SUPER LUCK, INC.; TRANS-LUX CORPORATION; TRANSNET CORPORATION; and UNITED STATIONERS, INC.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data is qualified in its entirety by reference to, and should be read in conjunction with, the audited consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Form 10-K. The statement of operations data set forth below for the three years ended December 31, 2009, 2008 and 2007 and the balance sheet data as of December 31, 2009 and 2008 has been derived from GTSI's audited consolidated financial statements which are included in Part II, Item 8 of this Form 10-K. The statement of operations data for the year ended December 31, 2006 and 2005 and the balance sheet data as of December 31, 2007, 2006 and 2005 is derived from audited consolidated financial statements of GTSI that are not included herein.

In reviewing the statement of operations data for the five years ended December 31, 2009, 2008, 2007, 2006 and 2005 and the balance sheet data as of December 31, 2009, 2008, 2007, 2006 and 2005 the following material items should be considered. Our net income and earnings per share for the year ended December 31, 2008, and our loss from operations, net loss and loss per share for the years ended December 31, 2006 and 2005 were materially affected by certain items, which affects the comparability of the information presented with other years' results. Income tax benefit for the year ended December 31, 2008 included the reversal of the tax valuation allowance of $4.6 million as discussed in Note 13 to the consolidated financial statements. Cost of sales for the year ended December 31, 2006 included the positive effects of the derecognition of aged accrued payables of $5.8 million; a change in estimate of vendor rebates of $1.1 million; and a change in estimate of vendor payable amounts of $4.0 million. As a result of these items, loss from operations and net loss for the year ended December 31, 2006 was $10.9 million lower. Cost of sales for the year ended December 31, 2005 included the positive effects of a change in estimate of vendor payable amounts of $1.6 million, which was offset by a $5.6 million charge recorded in cost of sales to write-down inventory to its market value. As a result of these items, loss from operations and net loss for the year ended December 31, 2005 was $4.0 million higher. All notes referenced are in Item 8 of this Form 10-K. Our historical results are not necessarily indicative of our results for any future period.

Statement of Operations Data:

	For the years ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
SALES	$ 761,870	$ 821,165	$ 723,465	$ 862,977	$ 887,155
COST OF SALES	660,418	713,812	618,745	749,198	789,316
GROSS MARGIN	101,452	107,353	104,720	113,779	97,839
SELLING, GENERAL & ADMINISTRATIVE EXPENSES	98,107	103,848	106,335	115,240	114,514
IMPAIRMENT CHARGE	—	—	—	—	981
TOTAL OPERATING EXPENSES	98,107	103,848	106,335	115,240	115,495
INCOME (LOSS) FROM OPERATIONS	3,345	3,505	(1,615)	(1,461)	(17,656)
INTEREST AND OTHER INCOME (EXPENSE), NET	6,320	2,524	416	(1,663)	757
INCOME (LOSS) BEFORE TAXES	9,665	6,029	(1,199)	(3,124)	(16,899)
INCOME (PROVISION) TAX BENEFIT	(4,209)	1,806	(568)	110	3,226
NET INCOME (LOSS)	$ 5,456	$ 7,835	$ (1,767)	$ (3,014)	$ (13,673)
EARNINGS (LOSS) PER SHARE					
Basic	$ 0.56	$ 0.80	$ (0.18)	$ (0.32)	$ (1.49)
Diluted	$ 0.56	$ 0.79	$ (0.18)	$ (0.32)	$ (1.49)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING					
Basic	9,706	9,760	9,571	9,371	9,166
Diluted	9,762	9,865	9,571	9,371	9,166

Balance Sheet Data:

	As of December 31,				
(in thousands)	2009	2008	2007	2006	2005
Working capital	$ 62,167	$ 67,473	$ 69,985	$ 70,197	$ 60,208
Total assets	288,631	247,629	226,667	330,681	345,907
Borrowings under credit facility	—	22,387	18,031	30,912	48,014
Long-term liabilities, including debt	17,598	5,101	20,432	33,888	19,072
Total liabilities	192,344	157,515	148,954	253,998	267,740
Stockholders' equity	96,287	90,114	77,713	76,683	78,167

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is provided to increase the understanding of, and should be read in conjunction with, our audited consolidated financial statements and notes included in Part II, Item 8 of this Form 10-K. Historical results and percentage relationships among any amounts in the consolidated financial statements are not necessarily indicative of trends in operating results for any future period. We use the terms "GTSI," "Company," "we," "our," and "us" to refer to GTSI Corp. and its subsidiaries.

Overview

GTSI has over 26 years of experience in selling IT products and solutions primarily to U.S. Federal, state and local governments and to prime contractors who are working directly on government contracts. We believe our key differentiators to be our strong brand among government customers, extensive contract portfolio, close relationships with wide variety of vendors, and a technology lifecycle management approach.

The IT solutions we offer to our customers have a strong product component, along with a services component on many solutions. We connect IT's leading vendors, products and services inside the core technology areas most critical to government success by partnering with global IT leaders such as Cisco, Sun Microsystems, Microsoft, Hewlett Packard, Panasonic and Network Appliance. GTSI has strong strategic relationships with hardware and software industry leading OEMs and includes these products in the solutions provided to our customers.

In 2009, we have continued our realignment around solutions that we believe will provide us with a greater opportunity for sustained return on investment. We directed our attention to government solutions, including mobile evidence capture, unified communications, mobile clinical applications, green IT, virtualization and cloud computing.

To help our customers acquire, manage and refresh this technology in a strategic and application-appropriate manner, GTSI has created a mix of professional and financial services capable of managing and funding the entire technology lifecycle. Additionally, GTSI offers leasing arrangements to allow government agencies to acquire access to technology as an evenly distributed operating expense, rather than on the much more budget-sensitive and discontinuous capital expense basis. We believe this model represents a distinctive advantage to our customers.

As discussed in more detail below:

- Our sales decreased approximately $59.3 million, or 7.2%, from 2008 to 2009;
- Gross margin decreased $5.9 million however gross margin as a percentage of sales increased 0.2 percentage points from 2008 to 2009;
- In 2009, Selling, General and Administrative Expenses ("SG&A") decreased approximately $5.7 million however SG&A expenses as a percentage of sales increased 0.3 percentage points from 2008 to 2009;
- Our net income for the year ended December 31, 2009 was $5.5 million;
- Cash used in operations totaled $1.7 million for the year ended December 31, 2009;

Our business experiences significant fluctuations in our quarterly sales, operating (loss) income and net (loss) income as a result of the buying patterns of the federal government, our primary customer. In 2008, our results were positively affected by the reversal of the tax valuation allowance of $4.6 million, which was recorded as an income tax benefit and increased our net income by $4.6 million or an increase of $0.47 per share. For additional details, see the further MD&A discussion below, and Note 1 and 12 of the consolidated financial statements included in Part II, Item 8 of this Form 10-K.

We continue to evolve as a provider of value-added infrastructure solutions that include both products and services to our government and system integrator customers. We are continually identifying and eliminating certain redundancies within the Company and have terminated activities which have failed to yield adequate profitability. In 2009, we continued to be successful in providing technical assistance to support complex, multi-vendor solutions and in priming as well as subcontracting with other service providers. While the larger infrastructure solutions sales transactions represent a small percentage of our total transactions, they represent the majority of our margin and profits. Going forward, we will continue to focus on these larger, more profitable transactions, and drive processes and changes to make the delivery of the smaller transactions more profitable. In addition, we will continue to take other action to maintain a profitable company.

Critical Accounting Estimates and Policies

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We have included below our policies that are both important to our financial condition and operating results, and require management's most subjective and complex judgments in determining the underlying estimates and assumptions.

The following list of critical accounting estimates and policies is not intended to be a comprehensive list of all of our accounting policies. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements in Item 8 of this Form 10-K. Accounting policies and estimates that management believes are most important to our financial condition and require management's significant judgments and estimates pertain to revenue recognition, transfer of receivables, valuation of inventory, capitalized internal use software, accounts payable and income taxes. We have discussed the application of these critical accounting estimates and policies with the Audit Committee of our Board of Directors.

Revenue Recognition

We recognize revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. The majority of our sales relates to physical products and is generally recognized when title and risk of loss to the products sold passes to the customer. Based on our standard shipping terms, title generally passes upon the customer's receipt of the products. This requires us to analyze sales near the end of reporting periods to estimate the amount of products in transit to the customer that cannot be recognized as revenue. Many of our sales of physical products are shipped to our customers directly from our vendor partners. The accurate recording of revenue for these transactions relies upon the accuracy of shipment dates we receive from our vendors and is subject to additional estimates and judgments by management.

In accordance with FASB ASC 985-25, *Software Revenue Recognition*, the Company recognizes software related revenue from re-selling third party software licenses that do not require significant production, modification or customization, when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.

When a customer order contains multiple items such as hardware, software and services which are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting as prescribed under FASB ASC 605-25, *Revenue Recognition, Multiple-Element Arrangement*. ASC 605-25 states that delivered items should be considered separate units of accounting if delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and if delivery of undelivered items is probable and substantially in GTSI's control.

We also offer lease and other financing arrangements to customers to acquire technology. These arrangements typically have terms from two to four years and are generally accounted for as sales-type leases under FASB ASC 840, Leases.

Certain of our service and solution agreements require the evaluation of pattern of performance. Revenues on professional service contracts are generally recognized using the proportional-performance basis of accounting. For some professional services engagements the completed-performance method is used when there are customer-specified subjective acceptance criteria.

At the time of sale, we record an estimate for product returns based on historical experience. Management reviews the assumptions regarding the lag time and volume of sales returns at least on a quarterly basis, and changes in the estimates are recorded in the period in which they occur.

In accordance with FASB ASC 605-50, *Revenue Recognition, Customer Payments and Incentives,* we record vendor rebates received under our vendor incentive programs pursuant to a binding arrangement as a reduction of cost of sales based on a systematic and rational allocation that results in progress by the Company toward earning the rebate provided the amounts are probable and reasonably estimable. If the rebate is not probable and reasonably estimable, it is recognized as the milestones are achieved.

Financing Receivables

We enter into complex agreements with our customers to provide IT solutions with payment terms generally spread over a two to four year period. Usually we monetize these future revenue streams by selling such receivables to third party financial institutions. We have master service agreements with multiple lenders each with varying terms. These agreements, as well as the individual transaction agreements, require significant analysis to determine whether the transfer of the receivable should be accounted for as a sale or a secured borrowing with pledge of collateral based on FASB ASC 860, *Transfers and Servicing,* criteria that requires GTSI to effectively surrender control over the asset. The technical accounting and legal requirements involved are complex and subject to interpretation. Significant judgment is required to determine if we have effectively surrendered control over the asset. If certain criteria are met and control is surrendered, the transaction is recorded as financing revenue and associated expenses as cost of sales. If the transfer does not meet the criteria for a sale, the transaction is reported as a secured borrowing with pledge of collateral. The collateral remains on our balance sheet and revenues and cost of sales are recognized over the term of the agreement. Differing conclusions in these statements could impact total assets, total liabilities, interest expense and earnings (loss) per share on our consolidated financial statements.

Stock-Based Compensation

Effective January 1, 2006, we adopted FASB ASC 718, *Compensation-Stock Compensation,* which requires the measurement and recognition of compensation expense for all share-based payments on estimated fair values. We adopted this standard using the modified-prospective transition method.

Inventory

Our inventory is stated at the lower of average cost or market value. We reduce the value of our inventory for excess and obsolete inventory based on assumptions about future demand and market conditions. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess or obsolete inventory. In the future, if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we would be required to increase our expense to write-down inventory to market value and our gross margin could be adversely affected.

Capitalized Internal Use Software

Significant judgment is required to determine what expenditures qualify for capitalization of internal use software. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task that it previously did not perform. Capitalized internal use software is required to be tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying value exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset, an impairment charge is recognized for the amount by which the carrying value exceeds fair market value.

Accounts Payable

We purchase significant amounts of inventory each year and record an estimate of the payable based on purchases as of the balance sheet date and the historic rate of purchase price variances, which is analyzed and adjusted on a quarterly basis. For products shipped directly from our vendors to our customers, management makes significant estimates regarding the payable for shipped goods. As invoices are received, we record adjustments for purchase price variances. Changes in our estimate of the payable balance may be caused by changes in price between the order date and the receipt date related to volume discounts, changes in market rates, or special pricing promotions offered by our vendors.

Bids and Proposals

We amortize costs that are directly related to the acquisition of a long-term contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs). As long-term contracts are awarded the related up-front incentive costs, which are specific incremental costs associated with the acquisition of long-term contracts, are recorded as prepaid/deferred assets and amortized over the term of the contract or five years, whichever is shorter.

Income Taxes

Determining our effective tax rate, provision for tax expense, deferred tax assets and liabilities and the related valuation allowance involves judgments and estimates. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis reported in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Valuation allowances are provided against assets, including net operating losses, if it is anticipated that the asset is not more likely than not to be realized through future taxable earnings or implementation of tax planning strategies. We record reserves for uncertain tax positions, which management believes are adequate. As of December 31, 2009, management believes it is more likely than not that the net deferred tax assets will be realized and no valuation allowance is required. In 2008, management concluded that it is more likely than not that the net deferred tax assets would be realized and released the full valuation allowance of $4.6 million based on our 2008 pre-tax book income of approximately $6.0 million and management's projections of future profitability. Our effective tax rate in a given period could be impacted if we determine the allowance is or is not required, or if we were required to pay amounts in excess of established reserves. See Note 13 of the consolidated financial statements in Item 8 of this Form 10-K.

Historical Results of Operations

The following table illustrates the percentage of sales represented by items in our consolidated statements of operations for the years ended December 31:

	2009	2008	2007
Sales	100.0%	100.0%	100.0%
Cost of sales	86.7%	86.9%	85.5%
Gross margin	13.3%	13.1%	14.5%
Operating expenses:			
Selling, general, and administrative	12.9%	12.6%	14.7%
Total operating expenses	12.9%	12.6%	14.7%
Income (loss) from operations	0.4%	0.5%	(0.2)%
Interest and other income, net	0.9%	0.3%	0.1%
Income (loss) before taxes	1.3%	0.8%	(0.1)%
Income (provision) tax benefit	(0.6)%	0.2%	(0.1)%
Net income (loss)	0.7%	1.0%	(0.2)%

The following table indicates, for the years ended December 31, the approximate sales by vendor and product category along with related percentages of total sales (dollars in millions):

Sales by Vendor (based on 2009 sales)	2009		2008		2007	
Cisco	$ 202.1	26.5%	$ 168.0	20.5%	$ 136.8	18.9%
Sun Microsystems	90.7	11.9%	88.1	10.7%	90.2	12.5%
Microsoft	84.5	11.1%	73.1	8.9%	59.0	8.2%
Dell	65.0	8.5%	68.9	8.4%	27.5	3.8%
HP	62.5	8.2%	81.3	9.9%	105.4	14.6%
Others, net of reserves and adjustments	257.1	33.8%	341.8	41.6%	304.6	42.0%
Total	$ 761.9	100.0%	$ 821.2	100.0%	$ 723.5	100.0%

Sales Type	2009		2008		2007	
Hardware	$ 495.6	65.1%	$ 585.7	71.3%	$ 530.0	73.3%
Software	182.4	23.9%	159.7	19.4%	111.6	15.4%
Services	55.6	7.3%	56.5	6.9%	59.7	8.3%
Financing	28.3	3.7%	19.3	2.4%	22.2	3.0%
Total	$ 761.9	100.0%	$ 821.2	100.0%	$ 723.5	100.0%

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Sales

Total sales, consisting of product, service and financing revenue, decreased $59.3 million, or 7.2%, from $821.2 million in 2008 to $761.9 million in 2009. The sales activity of each of the three product lines are discussed below.

Product revenue includes the sale of hardware, software and license maintenance on the related software. Product revenue decreased $67.4 million, or 9.0%, from $745.4 million in 2008 to $678.0 million in 2009. Product revenue as a percent of total revenue decreased 1.8 percentage points from 90.8% in 2008 to 89.0% in 2009. The decrease in product revenue is the result of lower hardware sales during the six months ended December 31, 2009. Overall product revenue was down 9.0%, with hardware revenue declining 15.4% and software revenue growing 14.2% for 2009 as compared to 2008. The majority of the hardware revenue decline resulted during the six months ended December 31, 2009 as compared to the same period in 2008, as the Company was impacted by the ongoing weak economy, delays in contracts being awarded and competitive pricing pressure.

Service revenue includes the sale of professional services, resold third-party service products, hardware warranties and maintenance on hardware; as detailed in Note 1, we net revenues where we are not the primary obligor, we netted approximately $124.8 million and $160.5 million in 2008 and 2009, respectively. Sales decreased $0.9 million, or 1.6%, from $56.5 million in 2008 to $55.6 million in 2009. Service revenue as a percent of total revenue increased from 6.9% in 2008 to 7.3% in 2009. Professional service revenue increased $0.3 million from $39.2 million in 2008 to $39.5 million in 2009, whereas integration and support service revenue declined in 2009 as compared to 2008.

Financing revenue consists of lease related transactions and includes the sale of leases that are properly securitized having met the sale criteria under FASB ASC 860, *Transfers and Servicing* ("ASC 860"), the annuity streams of in-house leases and leases that are not securitized or have not met the sale criteria under ASC 860 and the sale of previously leased equipment. Financing revenue increased $9.0 million, or 46.8%, from $19.3 million in 2008 to $28.3 million in 2009; due to higher sales of new leases that were properly securitized under ASC 860. Leases sold that were properly securitized increased $11.3 million, from $11.0 million in 2008 to $22.3 million in 2009.

Although we offer our customers access to products from hundreds of vendors (2009 vs 2008 comparison based on 2009 top vendor sales), 66.2% of our total sales in 2009 were products from our top five vendors, Cisco was our top vendor in 2009 with sales of $202.1 million. Sales from our top five vendors increased by $25.4 million, or 5.3%; and as a percent of total sales the top five vendors increased 7.8 of a percentage point to 66.2% in 2009 from 58.4% in 2008. The higher percentage of sales with our top five vendors reflects our continued focused vendor strategy.

Sales from Cisco, Sun Microsystems and Microsoft increased by $34.1 million, $2.6 million and $11.4 million, respectively, year over year. Sales of Dell and HP decreased by $3.9 million and $18.8 million, respectively year over year. Our sixth and seventh largest vendors in 2009 were Panasonic and IBM, sales totaled $50.4 million and $22.5 million, respectively in 2009, compared to $58.1 million and $2.7 million, respectively in 2008.

Gross Margin

Total gross margin, consisting of product, service and financing revenue, decreased $5.9 million, or 5.5%, from $107.4 million in 2008 to $101.5 million in 2009. As a percentage of total sales, gross margin increased 0.2 percentage points from 13.1% in 2008 to 13.3% in 2009. The gross margin activity of each of the three product lines are discussed below.

Product gross margin decreased $4.9 million, or 6.8%, from $71.5 million in 2008 to $66.7 million in 2009. The lower product sales in 2009 were slightly offset by a higher product gross margin in 2009 compared to 2008, as the Company was impacted by the ongoing weak economy, delays in contracts being awarded and competitive pricing pressure. Product gross margin as a percentage of sales increased 0.2 percentage points from 9.6% in 2008 to 9.8% in 2009, as the Company continued its focus on our strategic partners.

Service gross margin decreased $2.6 million, or 10.4%, from $25.0 million in 2008 to $22.4 million in 2009, due to the decreases in margin for professional and third party services. Service gross margin as a percentage of sales decreased 4.0 percentage points to 40.2% for 2009 from 44.2% in 2008. These gross margin decreases were mainly the result of lower margins in professional services.

Gross margin from financing activities increased $1.5 million, or 14.2%, from $10.9 million in 2008 to $12.4 million in 2009, due to the increase in the sale of leases that are properly securitized; partially offset lower annuity streams of in-house leases along with current credit conditions in the financial markets that have negatively impacted the gross margin on the sale of leases that were properly securitized in 2009. Financing gross margin as a percentage of sales decreased 12.5 percentage points from 56.4% in 2008 to 43.9% in 2009.

Selling, General & Administrative Expenses ("SG&A")

SG&A expenses for 2009 decreased $5.7 million, or 5.5% as compared to the prior year. SG&A expenses as a percentage of sales increased to 12.9% for 2009 from 12.6% in 2008. The decrease in SG&A expenses was mostly due to lower personnel related costs of $4.5 million attributed to lower margins resulting in a $3.1 million reduction of incentive and commission compensation expense, lower consulting related costs of $0.9 million and lower credit card fees of $0.9 million; partially offset by higher facility related costs of $0.7 million related to our new corporate headquarters.

Interest and Other Income, Net

Interest and other income, net, for 2009 was $6.3 million compared to $2.5 million in the prior year, an increase of $3.8 million. Equity income related to our equity investments in Eyak Technology, LLC increased $3.4 million in 2009 compared with prior year due to much higher sales in 2009. Interest and other income increased $0.2 million as compared with prior year due to higher purchase discounts in 2009. Interest and other income in 2009 includes a legal settlement gain and a legal settlement loss that totaled $0.1 million of other income, net. Interest expense was $0.3 million lower in 2009 due to lower interest expense of $0.7 million; partially offset by the write-off in the second quarter of 2009 of unamortized deferred financing costs related to the terminated Credit Facility. There were no borrowings under the Credit Facility or Credit Agreement since March 2009.

Income Taxes

In 2009, we recorded a tax provision of $4.2 million, based on an effective tax rate of 43.5%, as compared to a tax benefit of $1.8 million in 2008. The tax benefit recorded during 2008 was due to the reversal of the tax valuation allowance of $4.6 million, partially offset by income tax expense of $2.8 million, primarily attributable to income from continuing operations.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Sales

Total sales, consisting of product, service and financing revenue, increased $97.7 million, or 13.5%, from $723.5 million in 2007 to $821.2 million in 2008. The sales activity of each of the three product lines are discussed below.

Product revenue includes the sale of hardware, software and license maintenance on the related software. Product revenue increased $103.8 million, or 16.2%, from $641.6 million in 2007 to $745.4 million in 2008. Product revenue as a percent of total revenue increased 2.1 percentage points from 88.7% in 2007 to 90.8% in 2008. The increase in product revenue is the result of higher hardware sales during the six months ended December 31, 2008. The Company was able to close several large orders within various programs with the Department of Defense and other Civilian Agencies, along with improved traction in other agencies, which significantly increased product revenue in 2008 as compare to 2007.

Service revenue includes the sale of professional services, resold third-party service products, hardware warranties and maintenance on hardware; as detailed in Note 1, we net revenues where we are not the primary obligor, we netted approximately $84.9 million and $124.8 million in 2007 and 2008, respectively. Sales decreased $3.1 million, or 5.2%, from $59.7 million in 2007 to $56.5 million in 2008. This decrease is due to an increased proportion of third-party service sales netted during 2008 and one significant project during the three months ended September 30, 2007. Service revenue as a percent of total revenue decreased from 8.2% in 2007 to 6.9% in 2008.

Financing revenue consists of lease related transactions and includes the sale of leases that are properly securitized having met the sale criteria under ASC 860, the annuity streams of in-house leases and leases that are not securitized or have not met the sale criteria under ASC 860 and the sale of previously leased equipment. Financing revenue decreased $3.0 million, or 13.4%, from $22.2 million in 2007 to $19.3 million in 2008; due to lower lease residual sales because of an unusual high volume of sales during the three months ended September 30, 2007; partially offset by higher sales of new leases that were properly securitized under ASC 860. Lease residual sales decreased $8.7 million, from $11.8 million in 2007 to $3.1 million in 2008; whereas leases sold that were properly securitized increased $6.0 million, from $5.0 million in 2007 to $11.0 million in 2008.

Although we offer our customers access to products from hundreds of vendors (2008 vs 2007 comparison based on 2008 top vendor sales), 58.4% of our total sales in 2008 were products from our top five vendors, Cisco was our top vendor in 2008 with sales of $168.0 million. Sales from our top five vendors increased by $60.5 million, or 14.4%; and as a percent of total sales the top five vendors increased 0.4 of a percentage point to 58.4% in 2008 from 58.0% in 2007. The higher percentage of sales with our top five vendors reflects our continued focused vendor strategy.

Sales from Cisco, Microsoft and Dell increased by $31.2 million, $14.1 million and $41.4 million, respectively year over year. Sales of Sun Microsystems and HP decreased by $2.1 million and $24.1 million, respectively year over year. Our sixth and seventh largest vendors in 2008 were Panasonic and Symbol Technologies, sales totaled $58.1 million and $48.4 million, respectively in 2008, compared to $104.6 million and $12.9 million, respectively in 2007.

Gross Margin

Total gross margin, consisting of product, service and financing revenue, increased $2.6 million, or 2.5%, from $104.7 million in 2007 to $107.4 million in 2008. As a percentage of total sales, gross margin decreased 1.4 percentage points from 14.5% in 2007 to 13.1% in 2008. The gross margin activity of each of the three product lines are discussed below.

Product gross margin decreased $1.8 million, or 2.5%, from $73.3 million in 2007 to $71.5 million in 2008. The higher product sales in 2008 were offset by a lower product gross margin in 2008 compared to 2007. Product gross margin as a percentage of sales decreased 1.8 percentage points from 11.4% in 2007 to 9.6% in 2008, primarily due to competitive pricing pressure within certain pockets of the hardware commodity segment during 2008.

Service gross margin increased $5.9 million, or 31.1%, from $19.0 million in 2007 to $25.0 million in 2008, due to the increases in margin for professional and third party services. Service gross margin as a percentage of sales increased 12.3 percentage points to 44.2% for 2008 from 31.9% in 2007.

Gross margin from financing activities decreased $1.5 million, or 12.1%, from $12.4 million in 2007 to $10.9 million in 2008, due to the decrease in lease residual sale transactions along with current credit conditions in the financial markets that have negatively impacted the gross margin on the sale of leases that were properly securitized in 2008. Financing gross margin as a percentage of sales increased 0.9 of a percentage point to 56.4% in 2008 from 55.5% in 2007.

Selling, General & Administrative Expenses ("SG&A")

SG&A expenses for 2008 decreased $2.5 million, or 2.3% as compared to the prior year. SG&A expenses as a percentage of sales decreased to 12.6% for 2008 from 14.7% in 2007. The decrease in SG&A expenses was mostly due to lower consulting costs of $3.7 million attributed to remediation efforts in 2007 and lower marketing related costs of $1.2 million; partially offset by higher personnel related costs of $3.1 million consisting mainly of $2.1 million in higher health related costs due to increase claims activity in 2008.

Interest and Other Income, Net

Interest and other income, net, for 2008 was $2.5 million compared to $0.4 million in the prior year, an increase in income of $2.1 million. Equity income related to our equity investments in Eyak Technology, LLC increased $1.1 million in 2008 compared with prior year. Interest expense was $1.4 million lower in 2008 due to lower debt levels.

Interest and other income decreased $0.5 million as compared with prior year due to a $0.4 million decrease in 2008 related to purchase discounts.

Income Taxes

We recorded a tax benefit of $1.8 million in 2008 as compared to a tax provision of $0.6 million in 2007. The tax benefit recorded during 2008 was due to the reversal of the tax valuation allowance of $4.6 million, partially offset by income tax expense of $2.8 million, primarily attributable to income from continuing operations. The tax provision recorded during 2007 resulted from federal alternative minimum tax and state taxes on current year taxable income and a change in the tax reserve under FASB ASC 740, *Income* Taxes ("ASC 740").

Seasonal Fluctuations

We have historically experienced and expect to continue to experience significant seasonal fluctuations in our operations as a result of the U.S. Federal Government buying and funding patterns. The unpredictability of the factors affecting such seasonality makes our annual and quarterly financial results difficult to predict and subject to significant fluctuation. While sales to the Federal government are usually weaker in the first and second quarter and stronger in the third and fourth quarter, our SG&A expenses are more level throughout the year. As such, first and second quarter earnings are typically well below those of the third and fourth quarters. Our stock price could be adversely affected if any such financial results fail to meet the financial community's expectations.

The following tables show our results of operations on a quarterly basis. We believe that this information includes all adjustments necessary for a fair presentation of such quarterly information when read in conjunction with the notes to consolidated financial statements included in Item 8 of this Form 10-K. The operating results for any quarter are not necessarily indicative of the results for any future period. This information has been included to provide additional insight into the seasonal nature of our business.

	2009 (unaudited) (in millions except per share data)				
	Q1	Q2	Q3	Q4	Total
Sales	$ 144.1	$ 164.6	$ 209.7	$ 243.5	$ 761.9
Cost of sales	128.4	141.6	180.8	209.6	660.4
Gross margin	$ 15.7	$ 23.0	$ 28.9	$ 33.9	$ 101.5
Selling, general & administrative expenses	22.9	24.4	23.8	27.0	98.1
Income (loss) from operations	$ (7.2)	$ (1.4)	$ 5.1	$ 6.8	$ 3.3
Interest and other income, net	0.3	0.9	2.0	3.1	6.3
Income (loss) before taxes	$ (6.9)	$ (0.5)	$ 7.1	$ 10.0	$ 9.7
Income tax benefit	3.0	0.2	(3.2)	(4.2)	(4.2)
Net income (loss)	$ (3.9)	$ (0.3)	$ 3.9	$ 5.8	$ 5.5
Basic earnings (loss) per share	$ (0.39)	$ (0.03)	$ 0.40	$ 0.61	$ 0.56
Diluted earnings (loss) per share	$ (0.39)	$ (0.03)	$ 0.39	$ 0.60	$ 0.56

	2008 (unaudited) (in millions except per share data)				
	Q1	Q2	Q3	Q4	Total
Sales	$ 142.8	$ 159.2	$ 257.1	$ 262.1	$ 821.2
Cost of sales	121.4	139.8	222.3	230.3	713.8
Gross margin	$ 21.4	$ 19.4	$ 34.8	$ 31.8	$ 107.4
Selling, general & administrative expenses	25.9	22.8	27.5	27.6	103.8
Income (loss) from operations	$ (4.5)	$ (3.4)	$ 7.3	$ 4.1	$ 3.5
Interest and other income, net	(0.6)	0.5	0.9	1.7	2.5
Income (loss) before taxes	$ (5.1)	$ (2.9)	$ 8.2	$ 5.8	$ 6.0
Income tax benefit	—	—	—	1.8	1.8
Net income (loss)	$ (5.1)	$ (2.9)	$ 8.2	$ 7.6	$ 7.8
Basic earnings (loss) per share	$ (0.52)	$ (0.30)	$ 0.84	$ 0.77	$ 0.80
Diluted earnings (loss) per share	$ (0.52)	$ (0.30)	$ 0.83	$ 0.77	$ 0.79

The Company's tax benefit (provision) was determined on a quarterly basis for the years ended December 31, 2009 and 2008 using the overall annual effective rate pursuant to FASB ASC 270, *Interim Reporting*. As of December 31, 2007, we had provided a valuation allowance against the full amount of the deferred tax assets. This valuation allowance of $4.6 million was reversed in the fourth quarter of 2008.

Liquidity and Capital Resources

	2009	2008	Change
		(in millions)	
Cash (used in) provided by operating activities	$ (1.7)	$ 8.9	$ (10.6)
Cash used in investing activities	$ (1.3)	$ (5.1)	$ 3.8
Cash (used in) provided by financing activities	$ 10.9	$ (4.7)	$ 15.6

During 2009, our cash balance increased $7.9 million from our December 31, 2008 balance. The non-interest bearing floor plan loans under the new Credit Agreement, which are classified as Accounts Payable — floor plan on our consolidated balance sheets, are included as a financing activity on our consolidated statements of cash flows.

Cash used in operating activities for 2009 was $1.7 million, a decrease of $10.6 million compared to last year. The 2009 decrease was primarily due to a $18.9 million increase in accounts receivable for the year ended 2009; partially offset by a $6.2 million increase in accounts payable, $6.0 million decrease in deferred costs and $3.7 million decrease in other current assets. The 2008 increase was primarily due to a $18.8 million increase in accounts payable, $8.1 million decrease in inventory and $3.1 million decrease in accrued expenses; partially offset by a $25.4 million increase in accounts receivable.

Cash used in investing activities for 2009 was $1.3 million, a decrease of $3.8 million as compared to 2008. This decrease was due to higher purchases of assets in 2008 related to GTSI's Enterprise Management System along with 2008 purchases of furniture and fixtures for the new corporate headquarters.

Cash provided by financing activities for 2009 was $10.9 million, a change of $15.6 million as compared with cash used in financing activities of $4.7 million for 2008. The change was due to $34.9 million of floor plan loans in 2009 related to the Credit Agreement and the $10 million pay-off of the Term Loan during the three months ended March 31, 2008; partially offset by net repayments under the Credit Facility of $22.4 million during 2009 as compared to $4.4 million net borrowings for 2008 and common stock purchases of $2.3 million during 2009 as compared to $0.2 million of net share settlements for 2008.

Credit Facility and Credit Agreement

In 2006, the Company entered into a $135 million credit agreement with a group of lenders (the "Credit Facility"). This Credit Facility was terminated on May 27, 2009 and the related unamortized deferred financing costs of $1.5 million were written-off.

On May 27, 2009, we entered into a $135 million credit agreement with Castle Pines Capital LL ("CPC") and other lenders (the "Credit Agreement"), which includes inventory financing. The Credit Agreement provides a "vendor and distributor program" under which we receive financing for inventory purchases from several of our largest CPC approved vendors with extended payment terms. The Credit Agreement, which matures on May 27, 2011, carries an interest rate indexed at 1-Month LIBOR plus 300 basis points for revolving loan advances and 1-Month LIBOR plus 350 basis points for floor plan loans. Borrowing under the Credit Agreement at any time is limited to the lesser of (a) $135 million or (b) a collateral-based borrowing base (eligible accounts receivable and inventory) less outstanding obligations relating to any borrowings, floor plan loans and stand-by letters of credits.

As of December 31, 2009, borrowing capacity and availability under the Credit Agreement was as follows (in thousands):

Total Credit Agreement	$ 135,000
Borrowing base limitation	(12,070)
Total borrowing capacity	122,930
Less: interest-bearing borrowings	—
Less: non-interest bearing advances (floor plan loans)	(34,889)
Less: letters of credit	(5,138)
Total unused availability	$ 82,903

As of December 31, 2009, the Company had no outstanding loan balance (other than non-interest bearing floor plan loans) under the Credit Agreement and as reflected above, available credit thereunder of $82.9 million.

The Credit Agreement contains customary covenants limiting our ability to, among other things (a) incur debt; (b) make guarantees or grant or suffer liens; (c) repurchase of our common stock for an aggregate purchase price in excess of $5 million, (d) make certain payments (including cash dividends), purchase of other businesses or investments; (e) enter into transactions with affiliates; (f) dissolve, change names, merge or enter into certain other material agreement regarding changes to the corporate entities; (g) acquire real estate; and (h) enter into sales and leaseback transactions.

The financial covenants of the Credit Agreement requires us, among other restrictions, to:

- Maintain Tangible Net Worth not less than or equal to $45 million as dated the end of each fiscal month
- Maintain Ratio of Total Liabilities to Tangible Net Worth not greater than 5.25 to 1.00 as dated the end of each fiscal month
- Maintain Current Ratio not less than (i) 1.20 to 1.00 as of the last business day of the fiscal months of January, February, March, April, May, June, October, November and December and (ii) 1.15 to 1.00 as of the last business day of the fiscal months of July, August and September.
- Maintain minimum Total Debt Service Coverage Ratio of 1.25 to 1.00 as dated the end of each fiscal month

Furthermore, the Credit Agreement contains information covenants requiring the Company to provide the lenders certain information. The Company was in compliance with all financial and informational covenants as set forth in the Credit Agreement as of December 31, 2009. If the Company fails to comply with any material provision or covenant of our Credit Agreement, it would be required to seek a waiver or amendment of covenants.

Capital Resources and Requirements

Our ongoing capital requirements depend on a variety of factors, including the extent to which we are able to fund the cash needs of our business from operations. During 2009 and 2008, we relied upon our cash provided by operating activities, vendor credit, inventory financing and the availability under the Credit Agreement to fund our operations. We anticipate continuing to rely upon these sources to finance our operating cash needs during the majority of 2010. We believe that such funds should be sufficient to satisfy our near term anticipated cash requirements for operations.

While the Company believes that we will remain in compliance with all of the financial and reporting covenants under the Credit Agreement, there can be no assurance that we will do so. A breach of any of the covenants or restrictions in the Credit Agreement could result in an event of default under the Credit Agreement. Such a default could result in the lenders discontinuing lending or declaring all outstanding borrowings to be due and payable. If any of these events occur, we would need to find additional or alternative financing, if available, to refinance any such accelerated obligations. There can be no assurance that such financing would be available.

Financed lease debt decreased from $9.1 million at December 31, 2008 to $0.8 million at December 31, 2009, bearing weighted average interest rates of 7.02% and 7.32%, respectively. These secured borrowings will be funded from the financing receivables of $9.9 million and $0.8 million as of December 31, 2008 and 2009, respectively.

During 2009 and 2008, we made capital expenditures of $1.3 million and $5.2 million, respectively. In 2009, the expenditures were mainly related to GEMS enhancements. In 2008 it was principally for capitalized costs associated with the implementation of a GEMS upgrade, the purchase of computer software for internal use and the purchase of furniture and fixtures for the new corporate headquarters.

Contractual Obligations

In millions of dollars	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Other
Operating lease obligations	$ 40.3	$ 4.5	$ 8.4	8.1	$ 19.3	—
Borrowings under Credit Agreement	—	—	—	—	—	—
Financed lease debt	0.8	0.8	—	—	—	—
Tax liability for unrecognized tax benefits (a)	0.2	—	—	—	—	0.2
Total contractual obligations	$ 41.3	$ 5.3	$ 8.4	$ 8.1	$ 19.3	$ 0.2

(a) This amount includes current liabilities on the consolidated balance sheet for FASB ASC 840, *Income* Taxes. The Company is not able to reasonably estimate the timing of the future payments.

At December 31, 2009, GTSI had an employment agreement with its Chief Executive Officer (also see Note 17 for the Subsequent Event footnote). This agreement provides for payments of 24 months of base salary plus bonus equal to the previous year's bonus payments upon termination of employment except for cause. In addition, GTSI has change in control agreements with 14 additional executives and key employees and severance agreements with 8 executives. These arrangements provide for payments of as much as 18 months of total target compensation and continuation of benefits upon the occurrence of specified events. As of December 31, 2009, no accruals have been recorded for these agreements.

At December 31, 2008, GTSI was obligated under an operating lease to provide its landlord with a letter of credit in the amount of $0.2 million as a security deposit for all tenant improvements associated with the lease. This letter of credit was cancelled in January 2009 after GTSI moved to the new office space in November 2008.

The Company provided a letter of credit in the amount of $2.4 million as of December 31, 2009 and 2008 for the new office space lease signed in December 2007.

As of December 31, 2008, the Company had an outstanding letter of credit in the amount of $1.2 million to guarantee the performance by the Company of its obligations under customer contracts. The letter of credit was amended in February 2009 and increased to $2.7 million as of December 31, 2009.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements (as defined in Regulations S-K, Item 303, paragraph (a)(4)(ii)) that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

New Accounting Pronouncements

In June 2009, the FASB issued new guidance on accounting for transfers of financial assets, which is included in the Codification under FASB ASC 860, *Transfers and Servicing*. The guidance removes the concept of a qualifying special-purpose entity and requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. The guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The adoption of this statement will not impact the Company's financial position and results of operations.

In June 2009, the FASB issued amendments to the accounting and disclosure requirements for the consolidation of variable interest entities, which is included in the Codification under FASB ASC 810, *Consolidation*. The guidance affects the overall consolidation analysis and requires enhanced disclosures on involvement with variable interest entities. The guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this statement will not impact the Company's financial position and results of operations.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010, modify the criteria for recognizing revenue in multiple element arrangements and the scope of what constitutes a non-software deliverable. The guidance relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the transaction consideration is allocated across the individual deliverables. Also, the guidance expands the disclosure requirements for revenue arrangements with multiple deliverables. This guidance removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product's essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. The guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after June 15, 2010, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. The Company is currently evaluating the potential impact on its financial position and results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GTSI had a $135 million Credit Facility indexed at the Prime Rate plus margin as of December 31, 2008. The Company terminated the Credit Facility on May 27, 2009 and entered into a $135 million credit agreement with Castle Pines Capital LLC ("CPC") and other lenders (the "Credit Agreement"), which includes inventory financing. The Credit Agreement provides a "vendor and distributor program" under which we receive financing for inventory purchases from several of our largest CPC approved vendors with extended payment terms. The Credit Agreement, which matures on May 27, 2011, carries an interest rate indexed at 1-Month LIBOR plus 300 basis points for revolving loan advances and 1-Month LIBOR plus 350 basis points for floor plan loans.

This Credit Agreement exposes us to market risk from changes in interest rates. For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have.

Our results of operations are affected by changes in interest rates due to the impact those changes have on borrowings under our Credit Agreement. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, which would require more cash to service our indebtedness. As of December 31, 2009, the Company had no outstanding loan balance (other than non-interest bearing floor plan loans) and an available credit of $82.9 million. As of December 31, 2008, we had $10.3 million of variable rate debt subject to interest. We have not used derivative instruments to alter the interest rate characteristics of our borrowings.

Included in our long-term debt are amounts related to lease transactions. We have reported these amounts in Note 5 as long-term financed lease debt. These amounts will amortize over the period of the lease instruments with no cash affect to the Company. The balances of these liabilities were $0 and $2.5 million at December 31, 2009 and 2008, respectively. A change in interest rates would result in no additional interest expense related to financed lease debt.

ITEM 8. FINANCIAL STATEMENTS & SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders
of GTSI Corp.:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of GTSI Corp. and its subsidiaries at December 31, 2009 and 2008 and the results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Eyak Technology, LLC, an investment accounted for under the equity method, for which GTSI Corp. reflected in other assets of $8.0 million and $5.3 million as of December 31, 2009 and 2008, respectively, and reflected income from affiliate of $8.3 million and $4.9 million reflected for the years ended December 31, 2009 and 2008, respectively. The financial statements of Eyak Technology, LLC were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Eyak Technology, LLC, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Pricewaterhouse Coopers LLP

McLean, Virginia
March 5, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Eyak Technology, LLC
Dulles, Virginia

We have audited the accompanying Consolidated Balance Sheets of **Eyak Technology, LLC and Subsidiary** as of December 31, 2009 and 2008, and the related Consolidated Statements of Income, Members' Equity, and Cash Flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of **Eyak Technology, LLC and Subsidiary** as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Aronson & Company
Rockville, Maryland
March 2, 2010

GTSI CORP.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,894	$ —
Accounts receivable, net	209,595	190,740
Inventory	13,477	13,491
Deferred costs	1,807	7,849
Other current assets	4,140	7,807
Total current assets	236,913	219,887
Depreciable assets, net	10,960	13,664
Long-term receivables and other assets	40,758	14,078
Total assets	$ 288,631	$ 247,629
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under credit facility	$ —	$ 22,387
Accounts payable	109,723	103,553
Accounts payable — floor plan	34,889	—
Financed lease debt, current portion	831	6,538
Accrued liabilities	26,127	17,857
Deferred revenue	3,176	2,079
Total current liabilities	174,746	152,414
Long-term financed lease debt	—	2,530
Other liabilities	17,598	2,571
Total liabilities	192,344	157,515
Commitments and contingencies (See Note 11)		
Stockholders' equity		
Preferred stock — $0.25 par value, 680,850 shares authorized; none issued or outstanding	—	—
Common stock — $0.005 par value, 20,000,000 shares authorized; 10,119,038 issued and 9,637,676 outstanding at December 31, 2009; and 10,140,757 issued and 9,866,662 outstanding at December 31, 2008	50	50
Capital in excess of par value	52,698	50,722
Retained earnings	44,925	39,469
Treasury stock, 277,850 shares at December 31, 2009 and 16,176 shares at December 31, 2008, at cost	(1,386)	(127)
Total stockholders' equity	96,287	90,114
Total liabilities and stockholders' equity	$ 288,631	$ 247,629

The accompanying notes are an integral part of these consolidated financial statements.

GTSI CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the Years Ended December 31, 2009	2008	2007
SALES			
Product	$ 677,966	$ 745,366	$ 641,560
Service	55,625	56,529	59,658
Financing	28,279	19,270	22,247
	761,870	821,165	723,465
COST OF SALES			
Product	611,310	673,858	568,247
Service	33,236	31,551	40,609
Financing	15,872	8,403	9,889
	660,418	713,812	618,745
GROSS MARGIN	101,452	107,353	104,720
SELLING, GENERAL & ADMINISTRATIVE EXPENSES	98,107	103,848	106,335
INCOME (LOSS) FROM OPERATIONS	3,345	3,505	(1,615)
INTEREST AND OTHER INCOME, NET			
Interest and other income	923	760	1,191
Equity income from affiliates	8,261	4,892	3,802
Interest expense	(2,864)	(3,128)	(4,577)
Interest and other income, net	6,320	2,524	416
INCOME (LOSS) BEFORE INCOME TAXES	9,665	6,029	(1,199)
INCOME TAX (PROVISION) BENEFIT	(4,209)	1,806	(568)
NET INCOME (LOSS)	$ 5,456	$ 7,835	$ (1,767)
EARNINGS (LOSS) PER SHARE			
Basic	$ 0.56	$ 0.80	$ (0.18)
Diluted	$ 0.56	$ 0.79	$ (0.18)
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	9,706	9,760	9,571
Diluted	9,762	9,865	9,571

The accompanying notes are an integral part of these consolidated financial statements.

GTSI CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009, 2008 and 2007
(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares Outstanding	Amount				
Balance, December 31, 2006	9,512	49	45,110	33,717	(2,193)	76,683
FIN 48 adoption	—	—	—	(316)	—	(316)
Common stock issued	189	—	161	—	1,126	1,287
Stock-based compensation	—	—	1,832	—	—	1,832
Tax impact from stock-based compensation	—	—	(6)	—	—	(6)
Net (loss)	—	—	—	(1,767)	—	(1,767)
Balance, December 31, 2007	9,701	49	47,097	31,634	(1,067)	77,713
Common stock issued	104	—	(260)	—	816	556
Common stock purchased	(24)	—	—	—	(217)	(217)
Stock-based compensation	—	—	2,946	—	—	2,946
Restricted stock issued	86	1	(343)	—	341	(1)
Tax impact from stock-based compensation	—	—	1,282	—	—	1,282
Net income	—	—	—	7,835	—	7,835
Balance, December 31, 2008	9,867	$ 50	$ 50,722	$ 39,469	$ (127)	$ 90,114
Common stock issued	156	—	—	—	717	717
Common stock purchased	(466)	—	—	—	(2,251)	(2,251)
Stock-based compensation	—	—	2,387	—	—	2,387
Restricted stock issued	81	—	(275)	—	275	—
Tax impact from stock-based compensation	—	—	(136)	—	—	(136)
Net income	—	—	—	5,456	—	5,456
Balance, December 31, 2009	9,638	$ 50	$ 52,698	$ 44,925	$ (1,386)	$ 96,287

The accompanying notes are an integral part of these consolidated financial statements.

GTSI CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2009	**2008**	**2007**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 5,456	$ 7,835	$ (1,767)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,826	3,448	3,807
Loss on sale of depreciable assets	137	276	—
Stock based compensation	2,387	2,946	1,832
Tax impact from stock-based compensation	(11)	640	(6)
FIN 48 adoption	—	—	(138)
Changes in operating assets and liabilities:			
Accounts receivable	(27,091)	(33,288)	39,028
Inventory	14	8,086	14,114
Other assets	(16,866)	(3,712)	31,709
Accounts payable	6,169	18,838	(57,502)
Accrued liabilities	8,134	3,131	(8,468)
Other liabilities	16,123	744	(8,642)
Net cash (used in) provided by operating activities	(1,722)	8,944	13,967
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of depreciable assets	(1,259)	(5,230)	(2,338)
Sale of depreciable assets	—	120	—
Sale of equity investment	—	—	660
Net cash used in investing activities	(1,259)	(5,110)	(1,678)
CASH FLOWS FROM FINANCING ACTIVITIES:			
(Payments on) borrowings under credit facility	(22,387)	4,356	(12,882)
Borrowings under Floor Plan	34,889	—	—
Payment of deferred financing costs	(104)	—	(570)
Payment of long-term debt	—	(10,000)	—
Tax impact from stock-based compensation	11	642	—
Common stock Purchases	(2,251)	(217)	—
Proceeds from common stock issued	717	556	1,287
Net cash provided by (used in) financing activities	10,875	(4,663)	(12,165)
NET INCREASE (DECREASE) IN CASH	7,894	(829)	124
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	829	705
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,894	$ —	$ 829
CASH PAID DURING THE YEAR FOR:			
Interest	$ 56	$ 773	$ 2,579
Income taxes	$ 353	$ 191	$ 92

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business

GTSI Corp. (collectively with its subsidiaries, "GTSI" or the "Company") is an IT hardware and solutions provider, focusing predominantly on U.S. federal, state, and local government customers and to prime contractors who are working directly on government contracts. GTSI solves government technology challenges with industry-leading solutions, a powerful collection of contracts, dedicated teams of certified experts, flexible financing options, and ISO 9001:2000 registered global integration and distribution.

To help customers acquire, manage and refresh their technology in a strategic and application-appropriate manner, GTSI has created a mix of hardware and professional and financial services capable of managing and funding the entire technology lifecycle. GTSI has enhanced its professional services organization to handle the increase in engineering, maintenance, and management services supporting its solutions. The Company offers leasing arrangements to allow government agencies to acquire access to technology as an evenly distributed operating expense, rather than the more budget-sensitive and discontinuous capital expense. Additionally, GTSI markets and sells products, primarily computer hardware and software, and solutions through its website, www.GTSI.com, providing a convenient, customized shopping experience to meet the unique and changing needs of its customers.

B. Risks and Uncertainties

There are many factors that affect the Company's business and results of operations and many of such factors are beyond our control, including reliance on a small number of transactions for a significant portion of our sales and gross margins, increased competition, adverse changes in U.S. Federal Government spending, and infrastructure failures that could adversely affect our ability to process orders, track inventory and ship products in a timely manner.

The Company terminated the Credit Facility entered into in 2006 on May 27, 2009 and entered into a new $135 million credit agreement with Castle Pines Capital LL ("CPC") and other lenders (the "Credit Agreement"), which includes inventory financing. The Credit Agreement provides a "vendor and distributor program" under which we receive financing for inventory purchases from several of our largest CPC approved vendors with extended payment terms. The Credit Agreement, which matures on May 27, 2011, carries an interest rate indexed at 1-Month LIBOR plus 300 basis points for revolving loan advances and 1-Month LIBOR plus 350 basis points for floor plan loans. The Company relies on the Credit Agreement as the primary vehicle to finance operations. The Credit Agreement imposes financial and informational covenants on the Company. The Company was in compliance with all financial and informational covenants as set forth in the Credit Agreement as of December 31, 2009.

While the Company believes that we will remain in compliance with all of the financial and information covenants under the Credit Agreement, there can be no assurance that we will do so. A breach of any of the covenants or restrictions in the Credit Agreement could result in an event of default under the Credit Agreement. Such a default could result in the lenders discontinuing lending or declaring all outstanding borrowings, including inventory financing, to be due and payable. If any of these events occur, we would need to find additional or alternative financing, if available, to refinance any such accelerated obligations. There can be no assurance that such financing would be available.

C. Principles of Consolidation

The consolidated financial statements include the accounts of GTSI and its wholly-owned subsidiaries, GTSI Financial Services, Inc., GTSI Professional Services, Inc. and Technology Logistics, Inc. All intercompany accounts and transactions have been eliminated. Investments in entities which the Company does not control but has the ability to exercise significant influence over are accounted for using the equity method of accounting.

D. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management's estimates and assumptions are evaluated on an ongoing basis and are based on historical experience, current conditions and available information. Significant items subject to such estimates and assumptions include valuation allowances for receivables and deferred tax assets, accrual of warranties, proportional performance estimates related to open professional service contracts, recoverability of capitalized internal use software, market value of inventory, accruals of liabilities and the fair value of stock options.

E. Revenue Recognition

GTSI recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured in accordance with FASB ASC 605-10, *Revenue Recognition, Overall* ("ASC 605-10").

The Company recognizes software revenue pursuant to the requirements of FASB ASC 985-25, *Software Revenue Recognition* ("ASC 985-25"). In accordance with ASC 985-25, the Company recognizes software related revenue from re-selling third party software licenses that do not require significant production, modification or customization, when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.

When a customer order contains multiple items such as hardware, software and services which are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting as prescribed under FASC ASC 605-25, *Revenue Recognition, Multiple-Element Arrangements* ("ASC 605-25"). ASC 605-25 states that delivered items should be considered separate units of accounting if delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and if delivery of undelivered items is probable and substantially in GTSI's control.

Generally, the Company is able to establish fair value for all elements of the arrangement. In these instances, revenue is recognized on each element separately. However, if fair value cannot be established or if the delivered items do not have stand alone value to the customer without additional services provided, the Company recognizes revenue on the contract as a single unit of accounting, based on either the completed-contract or proportional-performance methods as described below.

In most cases, revenue from hardware and software product sales is recognized when title passes to the customer. Based upon the Company's standard shipping terms, FOB destination, title passes upon delivery of the products to the customer. However, occasionally GTSI's customers will request bill-and-hold transactions in situations where the customer does not have space available to receive products or is not able to immediately take possession of products for other reasons, in which case GTSI will store the purchased equipment in its distribution center. Under ASC 605-10, the Company only recognizes revenue for bill-and-hold transactions when the goods are complete and ready for shipment, title and risk of loss have passed to the customer, management receives a written request from the customer for bill-and-hold treatment, and the ordered goods are segregated in GTSI's warehouse from other inventory and cannot be used to fulfill other customer orders.

Revenue is recognized on service contracts using either the completed-performance or proportional-performance method depending on the terms of the service agreement. When there are acceptance provisions based on customer-specified subjective criteria, the completed-performance method is used. For contracts where the services performed in the last series of acts is very significant, in relation to the entire contract, performance is not deemed to have occurred until the final act is completed. Once customer acceptance has been received, or the last significant act is performed, revenue is recognized. The Company uses the proportional-performance method when a service contract specifies a number of acts to be performed and the Company has the ability to determine the pattern in which service is provided to the customer.

In many contracts, billing terms are agreed upon based on performance milestones such as the execution of a contract, the customer's acceptance of the equipment and/or vendor for products, the partial or complete delivery of products and/or the completion of specified services. Payments received before delivery has occurred or services have been rendered are recorded as deferred revenue until the revenue recognition criteria are met. Deferred revenue from extended warranty contracts is recognized over the terms of the extended warranty.

The Company sells products to certain customers under sales-type lease arrangements for terms typically ranging from two to four years. The Company accounts for its sales-type leases according to the provisions of FASB ASC 840, *Leases* ("ASC 840"), and, accordingly, recognizes current and long-term lease receivables, net of unearned income, on the accompanying balance sheets. The present value of all payments is recorded as sales and the related cost of the equipment is charged to cost of sales. The associated interest is recorded over the term of the lease using the effective interest method.

In many cases, GTSI transfers these receivables to various unrelated financing companies and accounts for the transfers in accordance with FASB ASC 860, *Transfers and Servicing* ("ASC 860"). The transfer of receivables in which GTSI surrenders control is accounted for as a sale. To surrender control, the assets must be isolated from the Company, the transferee has the right to pledge or exchange the receivables and GTSI must not have an agreement that entitles and obligates the Company to repurchase the receivables or the ability to unilaterally cause the holder to return specific assets. If the transfer of receivables does not meet the criteria for a sale under ASC 860, the transfer is accounted for as a secured borrowing with a pledge of collateral. As a result, the Company has recorded certain transferred receivables and secured borrowings, within accounts receivable and long-term financing receivables, and as financed lease debt on the balance sheet.

The Company may also enter into sales arrangements with customers where the Company performs as an agent or broker without assuming the risks and rewards of ownership of the goods and services. The Company recognizes revenue from these transactions on a net basis in accordance with FASB ASC 605-45, *Revenue Recognition, Principal Agent Considerations* ("ASC 605-45"). The Company sells services performed by third parties, such as maintenance contracts, and recognizes revenue on a net basis at the time of sale.

GTSI offers rights of return to its customers on the products it sells. In accordance with FASB ASC 605-15, *Revenue Recognition, Product* ("ASC 605-15"), the Company records a sales return allowance based on historical trends in product return rates, when such returns became material. The allowance for future sales returns as of December 31, 2009 and December 31, 2008 was $0.7 million and $1.4 million, respectively, and was recorded as a reduction of accounts receivable, net. The estimated cost of sales of $0.6 million and $1.2 million related to these sales were also deferred and recorded on the consolidated balance sheet as of December 31, 2009 and December 31, 2008, respectively, as deferred costs.

In accordance with FASB ASC 605-50, *Revenue Recognition, Customer Payments and Incentives* ("ASC 605-50"), the Company records cash received from a vendor as a reduction of inventory and a subsequent reduction in cost of sales, unless the cash is a reimbursement of a specific, identifiable, incremental cost related to selling the vendor's product or the vendor receives, or will receive, an identifiable benefit in exchange for the cash.

We record vendor rebates received under its vendor incentive programs pursuant to a binding arrangement as a reduction of cost of sales based on a systematic and rational allocation that results in progress by the Company toward earning the rebate provided the amounts are probable and reasonably estimable. If the rebate is not probable and reasonably estimable, it is recognized as the milestones are achieved. In accordance with FASB ASC 605-45, *Revenue Recognition, Principal Agent Considerations* ("ASC 605-45"), the Company records freight billed to customers as sales and the related shipping costs as cost of sales.

In accordance with ASC 605-45, the Company collects and remits sales and property taxes on products and services that it purchases and sells under its contracts with customers, and reports such amounts under the net method in its consolidated statements of operations.

We amortize costs that are directly related to the acquisition of a long-term contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs). As long-term contracts are awarded the related up-front incentive costs, which are specific incremental costs associated with the acquisition of long-term contracts, are recorded as prepaid/deferred assets and amortized over the term of the contract or five years, whichever is shorter as a component of selling, general and administrative expenses.

F. Cash

Cash consists of all cash balances held in bank accounts at the end of the year. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. Management monitors balances in excess of insured limits and believes they do not represent a significant credit risk to the Company.

G. Concentration of Credit Risk

Accounts receivable principally represents amounts collectible from the U.S. Federal, state and local governments and prime contractors that are working directly on government contracts. The Company periodically performs credit evaluations of its non-governmental customers and generally does not require collateral. As of December 31, 2009 and 2008, trade accounts receivable from the U.S. Federal Government were $103.9 million or 73.4% and $96.6 million or 68.5%, respectively. The Department of Defense accounted for 36.9% and 39.8% of total trade accounts receivable as of December 31, 2009 and 2008, respectively. One civilian agency accounted for 15.7% of total trade accounts receivable as of December 31, 2009. No other single U.S. Federal Government department or agency accounted for 10% or more of accounts receivable. Credit losses have been insignificant.

H. Allowance for Doubtful Accounts

The Company's accounts receivable balances are net of an estimated allowance for doubtful accounts. The allowance for doubtful accounts is based on a specific identification of probable losses and an analysis of historical trade receivable write-offs. These estimates could differ from actual collection experience and are subject to adjustment. Therefore, the valuation reserve is re-evaluated quarterly and adjusted as information about the ultimate collectability of accounts receivable becomes available.

I. Software Development Costs

The Company capitalizes the cost of internally developed software that has a useful life in excess of one year in accordance with FASB ASC 350-40, *Intangibles-Goodwill and Other Internal-Use Software* ("ASC 350-40"). These costs consist of the fees paid to consultants and the salaries of employees working on such software development to customize it to the Company's needs as well as any third party hardware/software purchases specific to development. Costs incurred in connection with the development of upgrades or enhancements that result in additional functionality are also capitalized and amortized over the useful life of the software once the enhancements are implemented. Software maintenance and training costs are expensed in the period in which they are incurred.

J. Impairment of Long-Lived Assets

Long-lived assets, consisting primarily of furniture, equipment and capitalized internal use software costs, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in accordance with FASB ASC 360, *Property, Plant, and Equipment,* ("ASC 360"). Recoverability of long-lived assets is assessed by a comparison of the carrying amount to the estimated future net cash flows expected to result from the use of the assets and their eventual disposition. If estimated undiscounted future net cash flows are less than the carrying amount, the asset is considered impaired and a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the asset.

K. Accounts Payable

The Company purchases significant amounts of inventory each year and records an estimate of the payable based on the purchases as of the balance sheet date and the historic rate of purchase price variances, which is analyzed and adjusted on a quarterly basis. As invoices are received, the Company records adjustments for purchase price variances.

L. Stock-based Compensation

On January 1, 2006, the Company adopted the fair value recognition provisions of FASB ASC 718, *Compensation-Stock Compensation,* ("ASC 718"), using the modified-prospective transition method. Under this method, compensation cost recognized in the years ended December 31, 2009, 2008 and 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated.

Stock-based compensation expense for the years ended December 31, 2009, 2008, 2007 was $2.4 million, $2.9 million and $1.8 million, respectively. ASC 718 requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those share based awards (tax windfalls) to be classified as financing cash flows. Since there was no tax benefit for stock based compensation during the year ended December 31, 2007, there was no impact to the Company's Statement of Cash Flows after the adoption of ASC 718. For the year ended December 31, 2008, there was $1.1 million tax impact from stock-based compensation. For the year ended December 31, 2009, there was $0.8 million tax impact from stock-based compensation.

M. Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. ASC 740 requires that a valuation allowance be established when it is more likely than not that some portion or all of a deferred tax asset will not be realized. A full valuation allowance on the net deferred tax asset was recorded as of December 31, 2007 and was reversed in 2008 as discussed in Note 13. A tax provision of $4.2 million was recorded as of December 31, 2009.

N. Advertising

The costs of advertising are expensed as incurred.

O. Fair Value of Financial Instruments

At December 31, 2009 and 2008, the recorded values of financial instruments such as trade receivables, accounts payable and Credit Facility borrowings approximated their fair values based on the short-term maturities of these instruments. As of December 31, 2009 and 2008, the Company believes the carrying amount of its current and long-term lease receivables and financed lease debt approximate their fair value.

P. Equity Investments

Investments in joint ventures and entities over which the Company exercises significant influence but not control are accounted for using the equity method as prescribed by FASB ASC 323-30, *Investments — Equity Method and Joint Ventures, Partnerships, Joint Ventures, and Limited Liability Entities,* ("ASC 323-30"). Under this method of accounting, which generally applies to investments that represent a 20% to 50% ownership of the equity securities of the entities, the Company's share of the net earnings or losses of the affiliated entities is included in other income and expenses.

Q. New Accounting Pronouncements

In June 2009, the FASB issued new guidance on accounting for transfers of financial assets, which is included in the Codification under FASB ASC 860, *Transfers and Servicing.* The guidance removes the concept of a qualifying special-purpose entity and requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. The guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The adoption of this statement will not impact the Company's financial position and results of operations.

In June 2009, the FASB issued amendments to the accounting and disclosure requirements for the consolidation of variable interest entities, which is included in the Codification under FASB ASC 810, *Consolidation*. The guidance affects the overall consolidation analysis and requires enhanced disclosures on involvement with variable interest entities. The guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this statement will not impact the Company's financial position and results of operations.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010, modify the criteria for recognizing revenue in multiple element arrangements and the scope of what constitutes a non-software deliverable. The guidance relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting and modifies the manner in which the transaction consideration is allocated across the individual deliverables. Also, the guidance expands the disclosure requirements for revenue arrangements with multiple deliverables. This guidance removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product's essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance. The guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after June 15, 2010, and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. The Company is currently evaluating the potential impact on its financial position and results of operations.

R. Comprehensive Income

For the years ended December 31, 2009, 2008 and 2007, respectively, the Company had no reportable Comprehensive Income.

2. Accounts Receivable

Accounts receivable consists of the following as of December 31 (in thousands):

	2009	2008
Trade accounts receivable	$ 143,541	$ 153,742
Unbilled trade accounts receivable	32,784	9,795
Lease receivables, net	12,876	14,740
Vendor and other financing receivables	21,291	14,212
Total accounts receivable	$ 210,492	$ 192,489
Less: Allowance for doubtful accounts	(223)	(393)
Sales return allowance	(674)	(1,356)
Accounts receivable, net	$ 209,595	$ 190,740

3. Long-term receivables and other assets

The Company's long-term receivables and other assets were as follows as of (in thousands):

	2009	2008
Lease and other receivables, net of unearned interest	$ 31,572	$ 6,987
Equity Investment in EyakTek	7,956	5,261
Other Assets	1,230	1,830
	$ 40,758	$ 14,078

4. Lease and Other Related Receivables

The Company leases computer hardware, generally under sales-type leases, in accordance with ASC 840. In connection with those leases, the Company sometimes sells related services, software and maintenance to its customers. The terms of the receivables from the sale of these related services are often similar to the terms of the leases of computer hardware; that is, receivables are interest bearing and are often due over a period of time that corresponds with the terms of the leased computer hardware.

The Company recognized revenue of $99.5 million, $85.1 million and $35.6 million for the years ended December 31, 2009, 2008 and 2007, respectively, from sales-type lease and related transactions. Other related receivables include long term receivables for items such as maintenance, services and software. As of December 31, 2009, the Company had current and long-term outstanding lease and other receivables of $63.3 million compared with $33.2 million as of December 31, 2008.

Future minimum payments for lease and other related receivables are as follows as of December 31, 2009 (in thousands):

2010	$ 30,040
2011	12,779
2012	11,669
2013	8,856
Thereafter	—
Future minimum payments	$ 63,344

Lease Receivables

The Company's investments in sales-type lease receivables were as follows as of December 31 (in thousands):

	2009	2008
Future minimum lease payments receivable	$ 10,719	$ 14,921
Unguaranteed residual values	—	3,458
Unearned income	(1,039)	(1,164)
	$ 9,680	$ 17,215

Other Related Receivables

The Company's investment in other receivables was as follows as of December 31 (in thousands):

	2009	2008
Future minimum payments receivable	$ 52,625	$ 14,802
Unearned income	(2,958)	(1,479)
	$ 49,667	$ 13,323

5. Transferred Receivables and Financed Lease Debt

During the years ended December 31, 2009 and 2008, there were no receivables transferred to third party financing companies. Financing receivables typically have terms from two to four years and are usually collateralized by a security interest in the underlying assets. Though the Company receives cash for the transfer of these receivables, the transfers do not meet the criteria for a sale under ASC 860. As a result, the receivables remain on the Company's balance sheets and are characterized as financing receivables. As of December 31, 2009 and 2008, such financing receivables were $0.9 million and $9.9 million, respectively and are included in the lease and other related receivables above. The interest income on these receivables is recognized over the terms of the respective agreements as financing revenues, as a majority of transferred receivables are lease receivables. As payments on these receivables are made by our customers directly to the third party financing companies, the related reduction of these receivables and financed lease debt is a non-cash transaction and excluded from the statement of cash flows. These non-cash items totaled $0.8 million, $9.1 million, and $17.6 million for the years ended December 31, 2009, 2008, and 2007, respectively.

The terms of the financed lease debt, which is backed by the transferred receivables, generally correspond to the terms of the underlying receivables, generally two to four years. The financed lease debt had a weighted average interest rate of 7.02%, 6.70% and 7.32% for the years ended December 31, 2009, 2008 and 2007, respectively. The Company recognized $0.2 million, $0.9 million and $1.8 million of financing cost of sales associated with the financed lease debt for the years ended December 31, 2009, 2008 and 2007, respectively.

The maturities of the financed lease debt as of December 31, 2009 are as follows (in thousands):

Year	
2010	$ 831
2011	—
2012	—
2013	—
2014	—
Total	$ 831

For the years ended December 31, 2009, 2008, and 2007 the Company transferred lease and other related receivables to third party financing companies in transactions that met the sale criteria under ASC 860, derecognizing the receivables associated with these transfers resulted in a net gain on these sales in the amount of $6.5 million, $6.0 million and $3.0 million, respectively, which is included in sales and cost of sales in gross on the accompanying consolidated statements of operations.

6. Inventory

Inventory (composed of finished goods) is valued at the lower of cost or market. Cost is determined using the average cost method. The Company writes down its inventory for obsolete or excess inventory based on assumptions about future demand and market conditions. For the years ended December 31, 2009, 2008 and 2007, there were no significant charges recorded for obsolete or excess inventory.

7. Depreciable Assets

Depreciable assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over estimated useful lives. Furniture and equipment useful lives range from three to ten years. Purchased and developed computer software for internal use, including the GTSI Enterprise Resource Management System ("GEMS"), are amortized over expected lives ranging from three to seven years. The useful life for leasehold improvements is the lesser of the term of the lease or the life of the improvement, which range from three to ten years. Costs for maintenance and repairs are charged to expense when incurred. Depreciable assets consist of the following as of December 31 (in thousands):

	2009	2008
Office furniture and equipment	$ 7,421	$ 16,689
Purchased software for internal use	2,250	7,605
Internally developed software	16,730	16,022
Leasehold improvements	1,268	1,269
	27,669	41,585
Less: accumulated depreciation and amortization	(16,709)	(27,921)
Depreciable assets, net	$ 10,960	$ 13,664

Depreciation expense, including amortization of capitalized software development costs, was $3.9 million, $3.4 million and $3.8 million for the years ended 2009, 2008 and 2007, respectively. Amortization of software costs was $2.8 million in 2009, $2.6 million in 2008 and $2.4 million in 2007. During 2009 and 2008, the Company capitalized $0.9 million and $1.2 million, respectively, of development costs related to GEMS. In addition, during 2009 and 2008, the Company capitalized $0.1 million each year for other purchased software for internal use. The total net book value of capitalized software development costs was $7.6 million and $9.4 million as of December 31, 2009 and 2008, respectively.

As of December 31, 2008, the Company had an impairment loss of $0.1 million under FASB ASC 360, *Property, Plant & Equipment*. There were no indicators of impairment under FASB ASC 360 during 2009 and 2007.

The Company retired or disposed or a total of $15.1 million of depreciable assets and $15.1 million of related accumulated depreciation as of December 31, 2009.

For the year ended December 31, 2008, the Company retired or disposed of a total of $6.3 million of depreciable assets and $6.1 million of related accumulated depreciation, resulting in a $0.2 million loss on the sale of depreciable assets, which is included in selling, general and administrative expenses. The majority of these retirements and disposals related to the move to the new corporate headquarters.

8. Credit Agreement and Credit Facility

In 2006, the Company entered into a $135 million credit agreement with a group of lenders (the "Credit Facility"). This Credit Facility was terminated on May 27, 2009 and the related unamortized deferred financing costs of $1.5 million were written-off.

On May 27, 2009, we entered into a $135 million credit agreement with Castle Pines Capital LLC ("CPC") and other lenders (the "Credit Agreement"), which includes inventory financing. The Credit Agreement provides a "vendor and distributor program" under which we receive financing for inventory purchases from several of our largest CPC approved vendors with extended payment terms. The Credit Agreement, which matures on May 27, 2011, carries an interest rate indexed at 1-Month LIBOR plus 300 basis points for revolving loan advances and 1-Month LIBOR plus 350 basis points for floor plan loans. Borrowing under the Credit Agreement at any time is limited to the lesser of (a) $135 million or (b) a collateral-based borrowing base (eligible accounts receivable and inventory balances) less outstanding obligations relating to any borrowings, floor plan loans and stand-by letters of credits.

As of December 31, 2009, borrowing capacity and availability under the Credit Agreement was as follows (in thousands):

Total Credit Agreement	$ 135,000
Borrowing base limitation	(12,070)
Total borrowing capacity	122,930
Less: interest-bearing borrowings	—
Less: non-interest bearing advances (floor plan loans)	(34,889)
Less: letters of credit	(5,138)
Total unused availability	$ 82,903

As of December 31, 2009, the Company had no outstanding loan balance (other than non-interest bearing floor plan loans) under the Credit Agreement and as reflected above, available credit thereunder of $82.9 million.

The Credit Agreement contains customary covenants limiting our ability to, among other things (a) incur debt; (b) make guarantees or grant or suffer liens; (c) repurchase of our common stock for an aggregate purchase price in excess of $5 million, (d) make certain restricted payments (including cash dividends), purchase of other businesses or investments; (e) enter into transactions with affiliates; (f) dissolve, change names, merge or enter into certain other material agreement regarding changes to the corporate entities; (g) acquire real estate; and (h) enter into sales and leaseback transactions.

The financial covenants of the Credit Agreement requires us, among other restrictions, to:

- Maintain Tangible Net Worth not less than or equal to $45 million as dated the end of each fiscal month
- Maintain Ratio of Total Liabilities to Tangible Net Worth not greater than 5.25 to 1.00 as dated the end of each fiscal month
- Maintain Current Ratio not less than (i) 1.20 to 1.00 as of the last business day of the fiscal months of January, February, March, April, May, June, October, November and December and (ii) 1.15 to 1.00 as of the last business day of the fiscal months of July, August and September.
- Maintain minimum Total Debt Service Coverage Ratio of 1.25 to 1.00 as dated the end of each fiscal month

Furthermore, the Credit Agreement contains information covenants requiring the Company to provide the lenders certain information. The Company was in compliance with all financial and informational covenants as set forth in the Credit Agreement as of December 31, 2009. If the Company fails to comply with any material provision or covenant of our Credit Agreement, it would be required to seek a waiver or amendment of covenants.

The Company currently relies on its Credit Agreement as its primary vehicle to finance its operations. If the Company fails to comply with any material provision or covenant of our Credit Agreement, it would be required to seek a waiver or amendment of covenants.

The Company defers loan financing costs and recognizes these costs throughout the term of the loans. The unamortized deferred financing costs of $1.5 million related to the terminated Credit Facility were written-off during the second quarter of 2009 and recorded to interest expense. Also, the Company deferred $0.1 million of loan financing costs related to the new Credit Agreement during the second quarter of 2009. Deferred financing costs as of December 31, 2009 and 2008 were $0.1 million and $2.2 million, respectively.

9. Accrued Liabilities

Accrued liabilities consists of the following as of December 31 (in thousands):

	2009	2008
Accrued commissions and bonuses	$ 6,113	$ 4,154
Accrued income taxes	2,864	—
Future contractual lease obligations	10,079	6,083
Other	7,071	7,620
Total accrued liabilities	$ 26,127	$ 17,857

10. Stockholders' Equity

Purchase of Capital Stock

On December 19, 2008, the Board authorized a program for periodic purchases of GTSI common stock over a 24 month period in an aggregate amount not to exceed two million shares. On June 8, 2009, the Board authorized a program for periodic purchases of common stock through May 27, 2011 for an aggregate purchase price not to exceed $5 million (as discussed in Note 8), replacing the stock repurchase program announced in December 2008.

In 2009, under its repurchase program, the Company purchased 122,329 of its common stock throughout the year and in April 2009, the Company purchased 316,861 shares from one seller in a private transaction. In addition, the Company acquired 23,905 shares of its common stock related to restricted stock lapses to cover tax withholdings. The Company did not purchase any of its common stock in 2008, except for 24,041 shares acquired through net share settlements on option exercises. During 2007, the Company did not purchase any of its common stock. In 2009 and 2008, common stock purchased for the Company's treasury was generally reissued for the employee stock purchase plan, restricted stock award grants and upon the exercise of employee stock options. In 2007, the Company issued newly registered shares to satisfy the employee stock purchase plan, restricted stock award grants, and exercises of employee stock options.

Stock Incentive Plans

The Company has two stockholder approved combination incentive and non-statutory stock incentive plans: the 1994 Stock Option Plan, as amended ("1994 Plan"), and the Amended and Restated 2007 Stock Incentive Plan ("2007 Plan"). These plans provide for the granting of options to employees (both plans) and non-employee directors (only under the 2007 Plan) to purchase up to 300,000 and 4,500,000 shares, respectively, of the Company's common stock. The 2007 Plan also permits the grant of restricted stock and restricted stock units to its employees and non-employee directors as well as stock appreciation rights ("SARs"). The Company has another stockholder approved plan, the 1997 Non-Officer Stock Option Plan ("1997 Plan"), which provides for the granting of non-statutory stock options to employees (other than officers and directors) to purchase up to 300,000 shares of the Company's common stock. In addition, GTSI has utilized a vehicle permitted under NASDAQ marketplace rules that allows a company without stockholder approval to offer stock options to prospective employees as an inducement to entering into employment with the company ("Capitalization Vehicle").

Under the 2007, 1997 and 1994 Plans, options have a term of up to ten years, generally vest over four years and option prices are required to be at not less than 100% of the fair market value of the Company's common stock at the date of grant and, except in the case of non-employee directors, must be approved by the Board of Directors or its Compensation Committee. Options issued under the Capitalization Vehicle have a term of seven years, vest over four years and option prices equal the fair market value of the Company's common stock at the date of grant. The vesting period for restricted stock and restricted stock units is determined by the Compensation Committee on an individual award basis. GTSI recognizes stock-based compensation expense for these graded vesting awards on a straight-line basis over the requisite service period for the entire award, which is equal to the vesting period specified in the option agreement.

Valuation Assumptions

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of GTSI's stock over the historical period of time equal to the expected term of the options. The Company uses historical data to estimate option exercises, employee terminations and award forfeitures within the valuation model. The expected term of options granted has been determined based on historical exercise behavior and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury rates at the time of grant that approximates the expected term of the option. The expected dividend assumption is zero as the Company is currently restricted under its Credit Agreement from issuing dividends on its common stock and it does not expect to declare a dividend in the foreseeable future. The fair value of the Company's stock based option awards to employees was based on the following weighted-average assumptions for the years ended December 31:

	2009	2008	2007
Expected volatility	51.0%	48.3%	51.6%
Expected dividends	—	—	—
Expected term (in years)	5.5	5.0	5.2
Risk free interest rate	2.9%	2.6%	4.6%

Stock Options

A summary of option activity under the Company's stock incentive plans as of December 31, 2009, 2008 and 2007, and related changes during the years then ended is presented below (in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinstic Value
Outstanding balance at December 31, 2006	2,105	$ 7.93		
Granted	57	$ 10.45		
Exercised	(181)	$ 6.23		
Forfeited	(89)	$ 7.24		
Expired	(110)	$ 10.19		
Outstanding balance at December 31, 2007	1,782	$ 8.08	4.18	$ 3,172
Granted	35	$ 5.65		
Exercised	(45)	$ 4.88		
Forfeited	(33)	$ 8.31		
Expired	(91)	$ 9.54		
Outstanding balance at December 31, 2008	1,648	$ 8.05	3.40	$ 261
Granted	400	$ 6.40		
Exercised	(75)	$ 4.24		
Forfeited	(74)	$ 6.64		
Expired	(219)	$ 9.62		
Outstanding balance at December 31, 2009	1,680	$ 7.68	3.83	$ 69
Exercisable at December 31, 2009	1,070	$ 8.23	2.60	$ 69

The weighted-average grant-date fair value of options granted during 2009, 2008 and 2007 was $6.40, $5.65 and $10.45, respectively. The total intrinsic value of options exercised during 2009, 2008 and 2007 was $0.1 million, $0.1 million and $0.9 million, respectively. For the years ended December 31, 2009, 2008 and 2007, stock compensation expense related to stock options was $0.7 million, $0.6 million and $0.7 million, respectively.

A tax benefit of $0.8 million and $1.1 million was recognized in 2009 and 2008, respectively, from the tax impact from stock based compensation. No tax benefit for the exercise of stock options was recognized during 2007.

There were no charges for stock-based compensation granted to non-employees in 2009 and 2008. For 2007, the Company recorded charges of less than $0.1 million for stock-based compensation granted to non-employees based on the fair value method.

Restricted Shares

In 2009, the Company issued restricted stock grants of 26,664 shares of the Company's common stock to the non-employee Board members, which will vest in April 2010, as well as 36,539 shares of restricted stock to employees, scheduled to vest in equal installments over a period of five years from the grant date. During 2008, the Company issued restricted stock grants of 26,664 shares of the Company's common stock to the non-employee Board members, which vested in April 2009, as well as 17,821 shares of restricted stock to employees that will vest in equal installments over a period of five years from the grant date. During 2007, the Company issued restricted stock grants of 23,331 shares of the Company's common stock to the non-employee Board members, which vested in April 2008, as well as 347,995 shares of restricted stock to employees that will vest in equal installments over a period of five years from the grant date. Compensation is recognized on a straight-line basis over the vesting period of the grants. During 2009, 2008 and 2007, $0.8 million, $1.1 million and $0.8 million respectively, was recorded as stock compensation expense for restricted stock.

Holders of nonvested restricted stock have similar dividend and voting rights as common stockholders. The fair value of nonvested restricted stock is determined based on the closing trading price of the Company's shares on the grant date. A summary of the status of the Company's nonvested shares as of December 31, 2009, 2008 and 2007, and related changes during the years then ended is presented below (in thousands):

	Shares	Weighted Average Grant-Date Fair Value
Nonvested balance at December 31, 2006	68	$ 7.47
Granted	371	$ 12.14
Vested	(24)	$ 7.37
Forfeited	(37)	$ 11.13
Nonvested balance at December 31, 2007	378	$ 11.71
Granted	44	$ 7.27
Vested	(89)	$ 12.20
Forfeited	(43)	$ 12.00
Nonvested balance at December 31, 2008	290	$ 10.83
Granted	63	$ 5.54
Vested	(101)	$ 9.76
Forfeited	(37)	$ 10.13
Nonvested balance at December 31, 2009	215	$ 9.91

Stock Appreciation Rights ("SARs")

In 2009, 76,179 SARs were granted as part of the 2007 long term incentive plan. During 2008 and 2007, there were 42,023 and 918,006 SARs granted as part of the 2007 long term incentive plan. All SARs are to be settled in stock. During 2009, 2008 and 2007, $0.9 million, $1.2 million and $0.8 million, respectively was recorded as stock compensation expense for SARs. A summary of SARs activity under the Company's stock incentive plans as of December 31, 2009, 2008 and 2007, and related changes during the years then ended is presented below (in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinstic Value
Outstanding balance at December 31, 2006	—			
Granted	918	$ 9.60		
Exercised	—			
Forfeited	(76)	$ 9.60		
Expired	—			
Outstanding balance at December 31, 2007	842	$ 9.60	4.76	$ 219
Granted	42	$ 9.60		
Exercised	—	—		
Forfeited	(112)	$ 9.60		
Expired	(14)	$ 9.60		
Outstanding balance at December 31, 2008	758	$ 9.60	5.09	$ —
Granted	76	$ 9.60		
Exercised	—	—		
Forfeited	(65)	$ 9.60		
Expired	(52)	$ 9.60		
Outstanding balance at December 31, 2009	717	$ 9.60	4.44	$ —
Exercisable at December 31, 2009	250	$ 9.60	4.13	$ —

Unrecognized Compensation

As of December 31, 2009, there was $4.8 million of total unrecognized compensation cost related to nonvested stock-based awards, which consisted of unrecognized compensation of $1.2 million related to stock options, $1.5 million related to restricted stock awards and $2.1 million related to SARs. The cost for unrecognized compensation related to stock options, restricted stock awards, and SARs is expected to be recognized over a weighted average period of 2.49 years, 2.26 years and 2.61 years, respectively. During 2009, approximately 361,795 stock option and SAR awards and 101,035 restricted stock awards vested.

Employee Stock Purchase Plan

Under GTSI's Employee Stock Purchase Plan ("ESPP"), eligible employees may elect to set aside, through payroll deduction, up to 15% of their compensation to purchase Company common stock at 85% of the fair market value of shares of common stock on the last day of the offering period. The maximum number of shares that an eligible employee may purchase during any offering period is equal to 5% of such employee's compensation for the 12 calendar-month period prior to the commencement of an offering period divided by 95% of the fair market value of a share of common stock on the first day of the offering period. The ESPP is implemented through one offering during each six-month period beginning January 1 and July 1. Prior to July 1, 2008, the ESPP purchase price was 95% of the lower of the fair market value of a share of common stock on the last day of the offering period. No other material changes were made to the plan. The Company uses its treasury shares to fulfill the obligation of both the employee withholding and the discount.

The table below summarizes the number of shares purchased by employees under the ESPP during offering periods indicated:

Offering period ended	Number of shares purchased	Purchase price
December 31, 2009	46,350	$ 4.22
June 30, 2009	34,739	$ 4.56
December 31, 2008	42,556	$ 5.10
June 30, 2008	16,652	$ 7.19
December 31, 2007	16,011	$ 9.37
June 30, 2007	9,392	$ 12.26

The weighted average fair market value of shares under the ESPP was $4.37 in 2009, $5.69 in 2008 and $10.44 in 2007. GTSI has reserved 1,600,000 shares of common stock for the ESPP, of which 545,418 were available for future issuance as of December 31, 2009.

11. Related Party Transactions

In 2002, GTSI made a $0.4 million investment in Eyak Technology, LLC ("EyakTek"), and assumed a 37% ownership of EyakTek. GTSI also has a designee on EyakTek's Board of Directors. The investment in EyakTek is accounted for under the equity method and adjusted for earnings or losses as reported in the financial statements of EyakTek and dividends received from EyakTek. In 2003, EyakTek formed a joint venture with GTSI called EG Solutions ("EGS"), which GTSI owned a 49% interest. On September 30, 2007, GTSI sold its 49% interest in EGS to EyakTek for $0.7 million. At December 31, 2009 and 2008, the investment balance for EyakTek was $8.0 million and $5.3 million, respectively, and equity in earnings was $8.3 million and $4.9 million, respectively. The Company recognized sales to EyakTek of $21.9 million, $23.2 million and $32.4 million during 2009, 2008 and 2007 and receivables have been recorded by the Company totaling $14.7 million and $1.1 million as of December 31, 2009 and 2008, respectively. GTSI also receives a fee from EyakTek based on sales from products sold at cost by GTSI to EyakTek and fees recognized by the Company during 2009, 2008, 2007 are $0.3 million, $1.4 million, and $4.2 million, respectively, which are included in sales in the accompanying consolidated statements of operations. The amounts due are included in accounts receivable totaling $0.1 million and $0.3 million for the year ended December 31, 2009 and 2008, respectively.

The following table summarizes EyakTek's financial information as of and for the year ended December 31 (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Revenues	$ 408,759	$ 273,475	$ 228,585
Gross margin	$ 42,404	$ 31,292	$ 20,368
Net income	$ 21,707	$ 13,044	$ 7,005

	December 31,	
	2009	2008
Current assets	$ 155,094	$ 104,069
Noncurrent assets	$ 402	$ 1,003
Current liabilities	$ 134,030	$ 93,092
Noncurrent liabilities	$ 3	$ 77
Member's equity	$ 21,463	$ 11,901

12. Earnings (Loss) Per Share

Basic earnings (loss) per share are calculated by dividing net income or loss by the weighted average shares outstanding during the period, which includes shares of restricted stock that are fully vested. Diluted earnings (loss) per share are computed similarly to basic earnings (loss) per share, except that the weighted average shares outstanding are increased to include equivalents, when their effect is dilutive.

In periods of net loss, all diluted shares are considered anti-dilutive and are excluded from the calculation. Anti-dilutive employee stock options totaling 296 thousand and restricted stock units totaling 20 thousand have been excluded for 2007.

The following table sets forth the computation of basic and diluted (loss) earnings per share for the years ended December 31 (in thousands except per share amounts):

	2009	2008	2007
Basic earnings (loss) per share:			
Net income (loss)	$ 5,456	$ 7,835	$ (1,767)
Weighted average shares outstanding	9,706	9,760	9,571
Basic earnings (loss) per share	$ 0.56	$ 0.80	$ (0.18)
Diluted earnings (loss) per share:			
Net income (loss)	$ 5,456	$ 7,835	$ (1,767)
Weighted average shares outstanding	9,706	9,760	9,571
Incremental shares attributable to the assumed exercise of outstanding stock options	56	105	N/A
Weighted average shares and equivalents	9,762	9,865	9,571
Diluted earnings (loss) per share	$ 0.56	$ 0.79	$ (0.18)

13. Income Taxes

The (provision) benefit for income taxes consists of the following for the years ended December 31 (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Current:			
Federal	$ (2,551)	$ (1,483)	$ (445)
State	(132)	(562)	(129)
	$ (2,683)	$ (2,045)	$ (574)
Deferred:			
Federal	$ (1,038)	$ 3,179	$ 5
State	(488)	672	1
	$ (1,526)	$ 3,851	$ 6
Total income tax (provision) benefit	$ (4,209)	$ 1,806	$ (568)

Deferred income taxes include the net tax effects of net operating loss ("NOL") carryforwards and tax credits and the net tax effects of temporary differences between the carrying amounts of assets and liabilities and the amounts recorded for income tax purposes. The components of the deferred tax assets and liabilities are as follows as of December 31 (in thousands):

	2009	2008
Deferred tax assets:		
Allowance for bad debt	$ 72	$ 149
Inventory reserves and capitalization	142	297
Reserves	1,772	1,445
Bid and proposal costs	—	3,882
Deferred revenue	884	238
Deferred rent	1,108	471
Stock compensation	2,024	1,659
Sale of receivables	65	140
Net operating losses and tax credits	36	185
Other	76	92
Total deferred tax assets	6,179	8,558
Deferred tax liabilities:		
Prepaid expenses and other	(339)	(482)
Prepaid bonuses	(500)	(492)
Depreciation and amortization	(3,196)	(3,842)
Total deferred tax liabilities	(4,035)	(4,816)
Valuation allowance	—	—
Net deferred tax assets	$ 2,144	$ 3,742

As of December 31, 2009, management believes it is more likely than not that the net deferred tax assets will be realized and a valuation allowance is not required. The valuation allowance was $0 at December 31, 2008. The tax benefit recorded during 2008 was due to the reversal of the tax valuation allowance of $4.6 million, partially offset by income tax expense of $2.8 million, primarily attributable to income from continuing operations.

The following is a reconciliation of the statutory U.S. income tax rate to the Company's effective tax rate for the years ended December 31:

	Years Ended December 31,		
	2009	2008	2007
Statutory rate	34.0%	34.0%	(34.0)%
State income taxes, net of federal benefit	5.1	3.4	4.1
Non-deductible executive compensation	—	7.3	—
Non-deductible meals & entertainment costs	1.0	2.4	12.8
Non-deductible club dues	—	—	1.8
Non-deductible accrued incentive costs	0.7	1.2	8.7
Tax Return Adjustments & Other	2.1	0.5	(2.3)
APIC Tax Shortfall	1.0	—	—
Change in the tax contingency	(0.4)	(1.2)	(1.1)
Effectively settled interest expense — IRS Audit	—	—	14.4
Change in valuation allowance	—	(78.1)	42.9
Effective tax rate	43.5%	(30.5)%	47.3%

As of December 31, 2009 and 2008, the Company had fully utilized its NOL carryforwards. With the implementation of FASB ASC 718, *Compensation — Stock Compensation*, the amount of the NOL carryforward related to stock-based compensation expense is not recognized until the stock-based compensation tax deductions reduce taxes payable. Accordingly, the NOL's reported in gross deferred tax asset do not include the component of the NOL related to excess tax deductions over book compensation cost related to stock-based compensation. The tax benefit from the excess tax benefits from the stock-based compensation of $0.8 million and $1.1 million was recorded to capital in excess of par value for years ended December 31, 2009 and 2008, respectively. At December 31, 2009, the Company had no alternative minimum tax credit carryforward. The Company had an alternative minimum tax credit carryforward of approximately $0.1 million at December 31, 2008, with no expiration date.

Tax Uncertainties

Effective January 1, 2007, the Company adopted the provisions of FASB ASC 740, *Income Taxes,* ("ASC 740"), which applies to all tax positions related to income taxes subject to ASC 740. ASC 740 requires a new evaluation process for all tax positions taken. ASC 740 clarifies accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. If the probability for sustaining a tax position is greater than 50%, then the tax position is warranted and recognition should be at the highest amount which would be expected to be realized upon ultimate settlement.

GTSI is subject to U.S. federal income tax as well as income tax of multiple states and local jurisdictions. The statute of limitations related to the consolidated U.S. federal income tax return is closed for all tax years up to and including 2003. The Company completed during 2007 an IRS audit with respect to GTSI's 2003, 2004 and 2005 tax years. Currently, no state income tax returns are under examination.

The Company's tax reserves relate to state nexus issues and the state impact of IRS audit adjustments for the 2003 through 2005 tax years. With each year the Company's tax exposure rolls forward with incremental increases expected based on continued accrual of interest. The Company's tax liability for unrecognized tax benefits are as follows as of December 31 (in thousands):

	2009	2008	2007
Balance at beginning of the year	$ 197	$ 236	$ 166
Additions for prior year tax positions	5	(21)	431
Reductions for settlements	(2)	(2)	(361)
Lapses in statute of limitations	(43)	(16)	—
Balance at end of the year	$ 157	$ 197	$ 236

GTSI's practice is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company had less than $0.1 million accrued for interest and less than $0.1 million accrued for penalties as of December 31, 2008. The Company has less than $0.1 million accrued for interest and less than $0.1 million accrued for penalties as of December 31, 2009. During the year, accrued interest decreased by less than $0.1 million due primarily to the settlement and payment of assessed liabilities. Interest will continue to accrue on certain issues in 2010 and beyond.

It is not anticipated that any increase or decrease during the next 12 months in the amount of unrecognized tax benefits will be material. Further, it is anticipated that the effective tax rate impact of any unrecognized tax benefits will be immaterial.

14. 401(k) Plan

GTSI maintains the Employees' 401(k) Investment Plan (the "Plan"), a savings and investment plan intended to be qualified under Section 401 of the IRC. All employees of the Company who are at least 21 years of age are eligible to participate. The Plan is voluntary and allows participating employees to make pretax contributions, subject to limitations under IRC, of a percentage (not to exceed 30%) of their total compensation. Effective, January 1, 2008 new hires are automatically enrolled in the 401(k) plan at a 3% deferral rate unless the new hire opts out or selects to increase or decrease their deferral percentage. Employee contributions are fully vested at all times. Employer contributions vest at 20% over five years. GTSI matches employee contributions 50% of the first five percent of eligible pay. In 2009, 2008 and 2007, the Company contributed approximately $1.2 million, $1.1 million and $0.8 million to the Plan, respectively.

15. Commitments and Contingencies

Product Warranties

GTSI offers extended warranties on certain products which are generally covered for three or five years beyond the warranty provided by the manufacturer. Products under extended warranty require repair or replacement of defective parts at no cost to the customer. The Company records warranty liabilities at the time of sale for the estimated costs that may be incurred under its extended warranty contracts. The following table summarizes the activity related to product warranty liabilities for the years ended December 31 (in thousands):

	2009	2008
Accrued warranties at beginning of year	$ 155	$ 284
Charges made against warranty liabilities	(3)	(22)
Adjustments to warranty reserves	(3)	(167)
Accruals for additional warranties sold	66	60
Accrued warranties at end of year	$ 215	$ 155

Revenue and cost of sales from extended warranty contracts is recorded as deferred revenue and deferred costs, respectively, and subsequently recognized over the term of the contract. The following table summarizes the activity related to the deferred warranty revenue for the years ended December 31 (in thousands):

	2009	2008
Deferred warranty revenue at beginning of year	$ 221	$ 130
Deferred warranty revenue recognized	(466)	(317)
Revenue deferred for additional warranties sold	1,043	576
Deferred warranty revenue at end of year	$ 798	$ 389

Lease Commitments

The Company conducts its operations from leased real properties, which include offices and a warehouse. These obligations expire at various dates between 2011 and 2019. In December 2007, the Company executed a lease for a new corporate headquarters. The Company relocated to its new location in November 2008, which has a number of lease options for current and future space commitments under its new 10-year term. This new lease expires in 2019. Most of the leases contain renewal options at inception, some of which have been exercised, as well as escalation clauses, which are recognized on a straight-line basis over the lease term. No leases contain purchase options or restrictions of the Company's activities concerning dividends, additional debt, or further leasing. Rent expense for 2009, 2008 and 2007 was approximately $4.9 million, $3.2 million and $2.4 million, respectively.

Future minimum lease payments under operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2009 are as follows (in thousands):

2010	$ 4,508
2011	4,556
2112	3,889
2013	3,986
2014	4,086
Thereafter	19,291
Total minimum lease payments	$ 40,316

Letters of Credit

At December 31, 2008, GTSI was obligated under an operating lease to provide its landlord with a letter of credit in the amount of $0.2 million as a security deposit for all tenant improvements associated with the lease. This letter of credit was cancelled in January 2009 after GTSI moved to the new office space in November 2008.

The Company provided a letter of credit in the amount of $2.4 million as of December 31, 2009 and 2008 for the new office space lease signed in December 2007.

As of December 31, 2008, the Company had an outstanding letter of credit in the amount of $1.2 million to guarantee the performance by the Company of its obligations under customer contracts. The letter of credit was amended in February 2009 and increased to $2.7 million as of December 31, 2009.

Employment Agreements

At December 31, 2009, GTSI had an employment agreement with its Chief Executive Officer (also see Note 18 Subsequent Event footnote). This agreement provides for payments of 24 months of base salary plus bonus equal to the previous year's bonus payments upon termination of employment except for cause. In addition, GTSI has change in control agreements with 14 additional executives and key employees and severance agreements with 8 executives. These arrangements provide for payments of as much as 18 months of total target compensation and continuation of benefits upon the occurrence of specified events. As of December 31, 2009, no accruals have been recorded for these agreements.

Legal Proceedings

The Company is occasionally involved in various lawsuits, claims and administrative proceedings arising in the normal course of business. The Company believes that any liability or loss associated with such matters, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

16. Segment Reporting

GTSI engages in business activities as one operating segment that resells hardware and software and provides services primarily to the U. S. Federal Government. The Company's chief operating decision maker evaluates performance and determines resource allocation based on GTSI's consolidated sales and operating results.

The following table summarizes the Company's sales by type for the years ended December 31 (in thousands):

	2009	2008	2007
Hardware	$ 495,594	$ 585,655	$ 529,961
Software	182,372	159,711	111,599
Services	55,625	56,529	59,658
Financing	28,279	19,270	22,247
Total	$ 761,870	$ 821,165	$ 723,465

Major Customers

All of GTSI's sales are earned from U.S. entities. Sales to multiple agencies and departments of the U.S. Federal Government, either directly or through prime contractors, accounted for approximately 95%, 93% and 90% of the Company's consolidated sales during 2009, 2008, and 2007, respectively.

17. Selected Quarterly Financial Data (unaudited)

The following tables illustrate selected quarterly financial data for 2009 and 2008. GTSI has historically experienced significant seasonal fluctuations in its operations as a result of the U.S. Federal Government buying and funding patterns. Results of any one or more quarters are not necessarily indicative of annual results or continuing trends (in thousands).

	2009				
	Q1	Q2	Q3	Q4	Total
Sales	$ 144,072	$ 164,601	$ 209,684	$ 243,513	$ 761,870
Gross margin	15,663	23,020	28,914	33,855	101,452
Net income (loss)	$ (3,880)	$ (310)	$ 3,821	$ 5,825	$ 5,456
Basic earnings (loss) per share	$ (0.39)	$ (0.03)	$ 0.40	$ 0.61	$ 0.56
Diluted earnings (loss) per share	$ (0.39)	$ (0.03)	$ 0.39	$ 0.60	$ 0.56

	2008				
	Q1	Q2	Q3	Q4	Total
Sales	$ 142,790	$ 159,200	$ 257,059	$ 262,116	$ 821,165
Gross margin	21,406	19,405	34,775	31,767	107,353
Net income (loss) (a)	$ (5,064)	$ (2,909)	$ 8,227	$ 7,581	$ 7,835
Basic earnings (loss) per share	$ (0.52)	$ (0.30)	$ 0.84	$ 0.77	$ 0.80
Diluted earnings (loss) per share	$ (0.52)	$ (0.30)	$ 0.83	$ 0.77	$ 0.79

(a) Net income for the quarter ended December 31, 2008 was positively impacted by the reversal of the tax valuation allowance of $4.6 million, partially offset by income tax expense of $1.5 million and $1.3 million of additional tax expense related to FASB ASC 718, *Compensation - Stock Compensation* shortfall.

18. Subsequent Events

On January 20, 2010, GTSI announced the retirement of James J. Leto as GTSI's Chief Executive Officer effective February 15, 2010. Mr. Leto will retire from GTSI's Board of Directors (the "Board") as of April 21, 2010. The Board appointed Scott W. Friedlander, the Company's current President and Chief Operating Officer, to succeed Mr. Leto as Chief Executive Officer upon Mr. Leto's retirement as Chief Executive Officer on February 15, 2010.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 9A. CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") as of December 31, 2009. Our disclosure controls and procedures are designed to (i) ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) is accumulated and communicated to GTSI's management including our CEO and our CFO, as appropriate to allow timely decisions regarding required disclosures. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management is required to assess the effectiveness of our internal control over financial reporting as of the end of the fiscal year and report, based on that assessment, whether our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Management, under the supervision and with the participation of our CEO and CFO, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, based upon the criteria set forth in *Internal Control—Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").* Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

Under the supervision and with the participation of management, an evaluation was performed to determine whether there were any changes in our internal control procedures over financial reporting that occurred during the quarter ended December 31, 2009. Based on this evaluation, management determined there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to the Registrant's definitive Proxy Statement for the Annual Meeting of Registrant's Stockholders scheduled to be held on April 21, 2010 (the "Proxy Statement"). The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after December 31, 2009.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except for the "Equity Compensation Plan Information" disclosed in Item 5 above, the information regarding the security ownership of certain beneficial owners and management required by this Item is incorporated by reference to the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS AND SCHEDULES:

(a) (1) Financial Statements

The consolidated financial statements of GTSI Corp. filed are as follows:

Consolidated Balance Sheets as of December 31, 2009 and 2008

Consolidated Statement of Operations for each of the three years in the period ended December 31, 2009

Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended December 31, 2009

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2009

Notes to Consolidated Financial Statements

(a) (2)Financial Statement Schedules

The financial statement schedules of GTSI Corp. and subsidiaries filed are as follows:

Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2009

All other schedules are omitted because they are not applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(c) Eyak Technology, LLC

The Consolidated Balance Sheets of Eyak Technology, LLC as of December 31, 2009 and 2008 and the related Consolidated Statements of Income, Members' Equity and Cash Flows for the three years ended December 31, 2009 are being filed. These financial statements are filed in accordance with Rule 3-09 of Regulation S-X.

Exhibits

The exhibits set forth in the Exhibit Index are filed as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GTSI CORP.

By: /s/ SCOTT W. FRIEDLANDER
Scott W. Friedlander
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 5, 2010 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title	Date
/s/ SCOTT W. FRIEDLANDER Scott W. Friedlander	Chief Executive Officer (Principal Executive Officer)	March 5, 2010
/s/ PETER WHITFIELD Peter Whitfield	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 5, 2010
/s/ JOHN M. TOUPS John M. Toups	Chairman of the Board	March 5, 2010
/s/ JAMES J. LETO James J. Leto	Director	March 5, 2010
/s/ LLOYD GRIFFITHS Lloyd Griffiths	Director	March 5, 2010
/s/ THOMAS HEWITT Thomas Hewitt	Director	March 5, 2010
/s/ LEE JOHNSON Lee Johnson	Director	March 5, 2010
/s/ JOSEPH KEITH KELLOGG, JR. Joseph Keith Kellogg, Jr.	Director	March 5, 2010
/s/ STEVEN KELMAN Steven Kelman	Director	March 5, 2010
/s/ LINWOOD A. LACY, JR. Linwood A. Lacy, Jr.	Director	March 5, 2010
/s/ BARRY REISIG Barry Reisig	Director	March 5, 2010
/s/ DANIEL R. YOUNG Daniel R. Young	Director	March 5, 2010

GTSI CORP.
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

SCHEDULE II

	Years Ended December 31,		
	2009	**2008**	**2007**
Allowance for Doubtful Accounts			
Balance at beginning of year	$ 393	$ 1,001	$ 1,612
Additions—charged to expense or other accounts	193	605	1,228
Deductions	(363)	(1,213)	(1,839)
Balance at end of year	$ 223	$ 393	$ 1,001
Sales Return Allowance (1)			
Balance at beginning of year	$ 1,356	$ 4,026	$ 6,282
Additions—charged to expense or other accounts	2,147	5,008	4,306
Deductions	(2,829)	(7,678)	(6,562)
Balance at end of year	$ 674	$ 1,356	$ 4,026
Deferred Tax Asset Valuation Allowance			
Balance at beginning of year	$ —	$ 4,628	$ 3,974
Additions—charged to expense or other accounts	—	—	654
Deductions	—	(4,628)	—
Balance at end of year	$ —	$ —	$ 4,628

(1) The sales returns allowance is reported as a reduction of accounts receivable on the consolidated balance sheets.

All other schedules are omitted because the required information is not present or is not present in amount sufficient to require submission of the schedule, or because the information is included in the consolidated financial statements or notes thereto.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation (1)
3.2	Bylaws, as amended (2)
10.1	GTSI Employee's 401(k) Investment Plan, and amendments No. 1, 2 and 3 thereto (3)
10.2	Employee Stock Purchase Plan, as amended to date (4)
10.3	1994 Stock Option Plan, as amended to date (5)
10.4	Amended and Restated 1996 Stock Incentive Plan (6)
10.5	1997 Non-Officer Stock Option Plan, as amended to date (7)
10.6	Lease dated August 11, 1995 between the Company and Security Capital Industrial Trust, and Amendments for distribution center facility (8)
10.7	Amended and Restated 2007 Stock Incentive Plan (12)
10.8	Lease dated December 5, 2007 between the Company and SP Herndon Development LP for new headquarters facility (13)
10.9	Amended 1991 Employee Stock Purchase Plan (16)
10.10	GTSI Corp. Long Term Incentive Plan * (10)
10.11	GTSI 2005 Executive Incentive Compensation Plan * (3)
10.12	Form of GTSI Change in Control Agreement *(3)
10.13	Form of GTSI Severance Agreement *(11)
10.14	Amendment to Employment Agreements date June 8, 2007* (14)
10.15	Employment Agreement dated December 1, 2007 between the Registrant and Scott Friedlander* (15)
10.16	2008 Short Term Incentive Plan Description* (17)
10.17	Employment Agreement dated October 29, 2008 between the Registrant and Peter Whitfield* (18)
10.18	Credit Agreement dated as of May 27, 2009 among Castle Pines Capital LLC, as Administrative Agent and a Lender, Wells Fargo Foothill, LLC as Administrative Agent and Collateral Agent, and GTSI Corp (19)
10.19	First Amendment to Credit Agreement dated as of May 27, 2009 among GTSI Corp., Castle Pines Capital LLC and Wells Fargo Foothill LLC (19)
10.20	GTSI's Board of Directors authorization of common stock repurchase program dated as of June 8, 2009 (20)
10.21	Change in Control Agreements and amendments to existing employment agreements* (21)
10.22	Election of Board of Director (22)
14.1	Code of Ethics (9)
23.1	Consent of PricewaterhouseCoopers LLP (filed herewith)
23.2	Consent of Aronson & Company (filed herewith)
31.1	Section 302 Certification of Chief Executive Officer (filed herewith)
31.2	Section 302 Certification of Chief Financial Officer (filed herewith)
32	Section 906 Certification of Chief Executive Officer and Chief Financial Officer (filed herewith)
99.1	Consolidated Financial Statements for Eyak Technology, LLC for the year ended December 31, 2009, 2008 and 2007 (audited) (filed herewith)

---

* Management contracts and compensatory plans and arrangements required to be filed pursuant to Item 15 (c).

(1) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(2) Incorporated by reference to the Registrant's Current Report on Form 8-K dated December 1, 2007.

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.

(4) Incorporated by reference to the Registrant's Current Report on Form 8-K dated December 27, 2005.

(5) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(6) Incorporated by reference to Appendix A of the Registrant's 2005 Proxy Statement.

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2004.

(9) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.

(10) Incorporated by reference to Appendix B of the Registrant's 2004 Proxy Statement

(11) Incorporated by reference to the Registrant's current report on Form 8-K dated April 28, 2006.

(12) Incorporated by reference to the Registrant's current report on Form 8-K dated December 5, 2007.

(13) Incorporated by reference to the Registrant's current report on Form 8-K dated February 25, 2008.

(14) Incorporated by reference to the Registrant's current report on Form 8-K dated June 8, 2007.

(15) Incorporated by reference to the Registrant's current report on Form 8-K dated December 1, 2007.

(16) Incorporated by reference to the Registrant's current report on Schedule 14A dated March 31, 2008.

(17) Incorporated by reference to the Registrant's current report on Form 8-K dated April 23, 2008.

(18) Incorporated by reference to the Registrant's current report on Form 8-K dated October 29, 2008.

(19) Incorporated by reference to the Registrant's current report on Form 8-K dated May 27, 2009.

(20) Incorporated by reference to the Registrant's current report on Form 8-K dated June 12, 2009.

(21) Incorporated by reference to the Registrant's current report on Form 8-K dated September 4, 2009.

(22) Incorporated by reference to the Registrant's current report on Form 8-K dated November 9, 2009.


gtsi
One Mission. Yours.



NOTICE OF ANNUAL MEETING
AND PROXY STATEMENT

March 31, 2010

The Annual Meeting of the Stockholders of GTSI Corp., a Delaware corporation ("GTSI" or the "Company"), will be held at 10:00 a.m., local time, on Wednesday, April 21, 2010, at the Company's headquarters located at 2553 Dulles View Drive, Suite 100, Herndon, Virginia (the "Meeting") to consider and act on the following matters:

1. To elect four Class 1 directors to serve until our 2013 Annual Meeting of Stockholders and one Class 2 director to serve until our 2011 Annual Meeting of Stockholders, until their successors are elected and qualified; and

2. To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

If you are a holder of record of the Company's common stock as of the close of business on March 3, 2010, you will be entitled to notice of, and vote at, the Meeting and at any adjournment(s) thereof. All stockholders are cordially invited to attend the Meeting in person.

You can vote your shares in one of four ways:

1. Visit the web-site noted on your proxy card to vote via the internet;

2. Use the toll-free telephone number on your proxy card to vote by telephone;

3. Sign, date and return your proxy card in the enclosed envelope to vote by mail; or

4. Attend the meeting in person to ensure your representation at the Meeting.

Please mark, sign, date and return your proxy card as promptly as possible.

Stockholders are invited to visit the Corporate Governance section of our web-site in the "Investors" section of GTSI.com.

By Order of the Board of Directors

Charles E. De Leon
SVP, General Counsel & Corporate Secretary

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 21, 2010

The Notice of Annual Meeting of Stockholders, Proxy Statement and Form of Proxy regarding the Annual Meeting of GTSI's stockholders and GTSI's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 are available at www.GTSI.com and can be accessed through the home page by clicking on "Investors" in the upper right hand corner. Once on the Investor page, go to the left-hand column and near the bottom click on "SEC Filings." On this page, you will find our Annual Report on Form 10-K, Notice of Annual Meeting of Stockholders, Form of Proxy and Proxy Statement pursuant to SEC Schedule 14A (Proxy Statement).

The Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Wednesday, April 21, 2010, at the Company's headquarters located at 2553 Dulles View Drive, Suite 100, Herndon, Virginia.

For directions on attending the meeting and voting in person, please contact Paul Liberty at 703-502-2540 or via email at paul.liberty@gtsi.com; alternatively please go to our website at www.GTSI.com. On the upper left-hand corner of our homepage, roll your mouse over "About GTSI" and click on "Directions" and follow the appropriate instructions.

At the Annual Meeting, you will be asked to vote on the matter of electing four Class 1 directors to serve until our 2013 Annual Meeting of Stockholders and one Class 2 director to serve until our 2011 Annual Meeting of Stockholders and any other business as may properly come before the Meeting or any adjournment(s) thereof.

Details on voting are set out in the Notice of Annual Meeting and Proxy Statement on the cover page, and additional details and background on the matters to be considered are set out in the Proxy Statement.

PROXY STATEMENT
For the Annual Meeting of Stockholders
to be held April 21, 2010

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited by and on behalf of the Board of Directors of GTSI Corp., a Delaware corporation ("GTSI" or the "Company"), for use at the Annual Meeting of Stockholders to be held on April 21, 2010 at 10:00 a.m., local time, or at any adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders (the "Meeting").

The Meeting will be held at the Company's principal executive offices located at 2553 Dulles View Drive, Suite 100 in Herndon, Virginia 20171. The Company's telephone number is (703) 631-3333. This Proxy Statement and the accompanying notice of the Meeting and form of proxy are first being sent or given to stockholders entitled to notice of, and to vote at, the Meeting on or about March 31, 2010.

The Company's annual report for the fiscal year ended December 31, 2009, which contains consolidated financial statements and other information of interest to stockholders, accompanies this Proxy Statement, but it is not part of the Company's proxy soliciting material.

Only stockholders of record at the close of business on March 3, 2010 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. At the Record Date, 10,119,038 shares of the Company's common stock, par value $0.005 per share ("Common Stock"), were issued and, excluding 326,052 shares held in treasury, 9,792,986 shares were outstanding for voting purposes. None of the Company's 680,850 shares of authorized preferred stock is outstanding.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company's Secretary a written notice of revocation or a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

Voting and Solicitation

As to all matters to be voted upon at the Meeting, each stockholder is entitled to one vote for each share of Common Stock held. The presence in person or by proxy of a majority of the outstanding Common Stock entitled to vote constitutes a quorum for the conduct of business at the Meeting.

With respect to Proposal 1, if a quorum is present at the Meeting, the four nominees for Class 1 directors and the one nominee for Class 2 director, receiving the highest number of affirmative votes of Common Stock present in person or by proxy and entitled to vote on the election of directors will be elected. In the election of directors, votes may be cast in favor or withheld with respect to any and all nominees; votes that are withheld may be excluded entirely from the vote and will have no effect on the outcome of the vote. Broker non-votes (proxies that indicate that brokers or nominees have not received instructions from the beneficial owner of shares) are counted as shares that are present and entitled to vote for purposes of determining a quorum. If a broker indicates on the proxy that it does not have discretionary authority to vote on a particular matter as to certain shares, those shares will be counted for purposes of determining the presence of a quorum but will not be treated as present and entitled to vote with respect to that matter.

If a stockholder returns a proxy and no instructions are given, the Common Stock represented thereby will be voted as recommended by the Company's Board of Directors (the "Board"), including "FOR" the election of the five nominees for directors, as listed below under "Election of Directors".

The cost of this solicitation of proxies will be borne by the Company. Proxies will be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone, email or fax. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of Common Stock for their expenses in forwarding solicitation materials to such beneficial owners.

PROPOSAL 1

ELECTION OF DIRECTORS

Introduction

The Company currently has a classified Board currently consisting of four Class 1 directors, three Class 2 directors and three Class 3 directors. The current terms of Class 2 and Class 3 directors continue until the annual meeting of stockholders to be held in 2011 and 2012, respectively, and until their respective successors are elected and qualified. There are currently ten Board members.

At each annual stockholders meeting, directors are elected for a full term of three years to succeed those directors whose term expires at the annual meeting date.

At the Meeting, the holders of Common Stock as of the Record Date will elect four Class 1 directors for three-year terms and one Class 2 director for a one-year term to fill the vacancy created by James Leto's retirement from the Board as of April 21, 2010. Unless otherwise instructed, proxy holders will vote the proxies received by them for the election of the Company's four nominees named below for Class 1 directors, all of whom are currently directors of the Company and the nominee named below for Class 2 director. If any of the Company's nominees is unable or declines to serve as a director at the time of the Meeting, the proxies will be voted for a nominee who will be designated by the current Board to fill the vacancy. It is not, however, expected that any of the nominees will be unable or will decline to serve as a director. Except for the relationship between James J. Leto and Todd Leto described in the section entitled "Certain Relationships and Related Transactions" below, there is no family relationship between any director, nominee for election as a director or executive officer of the Company and any other director, nominee for election as a director or executive officer of the Company.

Class 1 Nominees for a Three-Year Term Expiring in 2013

Following are summaries of the background, business experience and descriptions of the principal occupations of the nominees, as well as the specific qualifications, attributes or skills that led to the conclusion that these individuals should serve as directors of the Company.

Name	**Age**	**Position(s) with the Company**
Daniel R. Young	76	Director
Joseph "Keith" Kellogg, Jr.	61	Director
Lloyd Griffiths	68	Director
Linwood (Chip) Lacy, Jr.	64	Director

Daniel R. Young, age 76, has served as a director since 2001. From 1977 until 2000, Mr. Young had been a senior executive officer of Federal Data Corporation, a provider of information technology products and services to government agencies, including serving since 1995 as President and Chief Executive Officer and since 1998 as Vice Chairman of the Board of Directors of Federal Data Corporation. Mr. Young is also a director of Halifax Corporation, an enterprise maintenance solutions company, and NCI Corp., an information technology, systems engineering and integration company. Mr. Young served as a director for Analex Corp. from 2004 to 2007. As a result of these and other professional experiences, Mr. Young possesses particular knowledge and experience in strategic planning and leadership of information technology based organizations that strengthen the Board's collective qualifications, skills and experience.

Joseph "Keith" Kellogg, Jr., age 61, has served as a director since April 2004 and previously was a Board member from October 29, 2003 until he resigned on December 8, 2003 to provide temporary service to the Federal Government. During this temporary service, General Kellogg served as Chief Operating Officer of the Coalition Provisional Authority in Baghdad, Iraq. General Kellogg was a member of the U.S. Army from 1971 to 2003, when he retired as a Lieutenant General and a highly decorated war veteran. From September 2003 until January 2005, General Kellogg served as Senior Vice President for Homeland Security Solutions for Oracle Corp. From January 2005 until July 2009, General Kellogg was employed by CACI International Inc., as an Executive Vice President, Research and Technology Systems. Since June 2009, General Kellogg has been employed by Cubic Defense Applications, Inc. as Senior Vice President of Ground Operations. As a result of these and other professional experiences, Mr. Kellogg possesses particular knowledge and experience in governmental organization, strategic planning and leadership that strengthen the Board's collective qualifications, skills and experience.

Lloyd Griffiths, age 68, has served as a director since April 2008. He is the current Dean of The Volgenau School of IT & Engineering at George Mason University, Fairfax, Virginia since 1997. Prior to joining George Mason, Dr. Griffiths was Chair of the Electrical and Computer Engineering Department at the University of Colorado from 1994 to 1997; and Associate Dean for Research and Administration in the School of Engineering for nine years at the University of Southern California. Dr. Griffiths is on the board of directors of Information Systems Laboratories, Inc., a private engineering firm; and also serves as a Member of the Advisory Board of Geographic Services, Inc., a provider of geospatial systems; a Member of the Advisory Board of Vangard Voice Systems, a provider of voice technology for mobile enterprise; and a Member of the Technical Advisory Board of The Centre Tecnològic de Telecomunicacions de Catalunya (CTTC) in Barcelona, Spain. Dr. Griffiths holds M.S. and Ph.D. degrees in Electrical Engineering from Stanford University. As a result of these and other professional experiences, Mr. Griffiths possesses particular knowledge and experience in technology, engineering, and design, innovation that strengthen the Board's collective qualifications, skills and experience.

Linwood (Chip) Lacy, Jr., age 64 has served as a director since November 4, 2009. Since 2008, Mr. Lacy has been an operating partner at Council Ventures, a private equity firm that makes investments in healthcare companies. Previously, he served as the President and Chief Executive Officer of Micro Warehouse Incorporated from October 1996 to October 1997. Mr. Lacy served as the Chief Executive Officer of Ingram Industries Inc., from June 1995 to April 1996 and President from December 1993 to June 1995. He served as the Co-Chairman and Chief Executive Officer of Ingram Micro, Inc., from 1985 to May 1996. He has held executive positions with Best Products and Zale Corporation's Catalogue Showroom Division. He has been a Director of NETGEAR Inc. since September 2002 and its Lead Independent Director since April 2006. He has been Chairman of MailExpress, Inc. since September 23, 2008. Mr. Lacy serves as a Director of Ingram Industries Inc., and Confidex OY. He is a Director of New Day Pharmacy Corporation since, May 27, 2009. He served as a Director of pcOrder.com, Inc. since August 1998 and as a Director of Modus Media, Inc. (Formerly, Modus Media International Holdings,

Inc.) since August 1998. He served as Director of EarthLink Network from June 1996 to February 2000 and as a Director of EarthLink Inc. from February 2000 to May 2008 when EarthLink Network merged with MindSpring. He previously served as a director for Evault, Inc., Marketworks Inc., Ingram Micro, Inc., CashConductor.com, ModusLink Corporation, SemEquip, Inc. and Auctionworks, Inc. He was inducted into the CRN Computer Museum Industry Hall of Fame in 1997. Mr. Lacy received both a B.S. degree in Chemical Engineering and an M.B.A. in Business from the Darden Graduate School of Business Administration at the University of Virginia. As a result of these and other professional experiences, Mr. Lacy possesses particular knowledge and experience in technology sales, operations and distribution that strengthen the Board's collective qualifications, skills and experience.

The Board recommends a vote FOR the election of the four nominees listed above.

Class 2 Nominee for a One-Year Term Expiring in 2011

The name of the nominee for Class 2 director and certain information about him are set forth below:

Name	**Age**	**Position(s) with the Company**
Scott W. Friedlander	50	President and Chief Executive Officer

Scott W. Friedlander, age 50, has been President and CEO since February 16, 2010. From December 1, 2007 until February 15, 2010, he was President and Chief Operating Officer of GTSI. Joining GTSI in 2001, Mr. Friedlander built a number of Enterprise Technology Practices as Vice-President. Mr. Friedlander's career in sales, marketing, enterprise solutions, operations and services spans nearly 25 years in the information technology industry. Prior to joining GTSI, he spent 19 years with Xerox Corporation in positions of ascending responsibility, culminating as Vice President/General Manager of Public Sector Operations for North America Solutions Group. In that role, he was responsible for revenues generated from seven Xerox Business Units, including the Federal, State and Local, Higher Education and the K-16 market place. Mr. Friedlander holds a BS Degree in Finance from the University of Maryland, College Park, Smith School of Business. As a result of these and other professional experiences, Mr. Friedlander possesses particular knowledge and experience of the Company's structure and requirements, along with sales and operations experience that strengthen the Board's collective qualifications, skills and experience.

The Board recommends a vote FOR the election of the nominee listed above.

Other Information

Securities and Exchange Commission (the "SEC") regulations require the Company to describe material legal proceedings, including bankruptcy and insolvency filings, involving nominees for the Board of directors or companies of which a nominee was an executive officer. The Board's Nominating & Governance Committee is not aware of any nominee involved in any of the foregoing types of legal proceedings during the past 10 years.

Following are summaries of the background, business experience and descriptions of the principal occupations of the directors not currently up for election, as well as the specific qualifications, attributes or skills that led to the conclusion that these individuals should serve as directors of the Company.

Class 2 Directors – Term Expiring in 2011

Lee Johnson, age 82, has served as a director since 1996. Since 1984, Mr. Johnson has been the President of Federal Airways Corporation, a provider of highly modified, special mission high altitude aircraft to civilian and defense agencies. From 1986 to 1994, Mr. Johnson served as Chairman of the Board of Directors of Falcon Microsystems, Inc., a government microcomputer reseller that was acquired by the Company in 1994. As a result of these and other professional experiences, Mr. Johnson possesses particular knowledge and experience in the information technology market, and the Company's internal operations, and governmental organization that strengthen the Board's collective qualifications, skills and experience.

Thomas L. Hewitt, age 71, has served as a director since May 2003, and previously served as a director from March 1996 until May 1998. Since January 2000, Mr. Hewitt has been the Chief Executive Officer of Global Governments, Inc., a strategic planning and marketing company. In 1984, Mr. Hewitt founded Federal Sources, Inc., a market research and consulting firm, where he served as Chief Executive Officer and Chairman of the Board until 1999. Mr. Hewitt is also a director of Halifax Corporation, an enterprise maintenance solution company. Mr. Hewitt served as a director for Analex Corp. from 2004 to 2007. As a result of these and other professional experiences, Mr. Hewitt possesses particular knowledge and experience in organizational structure, major corporation operations, as well as the technology sector that strengthen the Board's collective qualifications, skills and experience.

Class 3 Directors – Term Expiring in 2012

Steven Kelman, Ph.D., age 61, has served as a director since 1997. Since 1997, he has been the Weatherhead Professor of Public Management at Harvard University's John F. Kennedy School of Government. From 1993 to 1997, Dr. Kelman served as Administrator of the Office of Federal Procurement Policy at the Office of Management and Budget. From 1986 to 1993, he was Professor of Public Policy at Harvard University's John F. Kennedy School of Government. As a result of these and other professional experiences, Mr. Kelman possesses particular knowledge and experience in government operations and policy matters, as well as Federal regulatory insight that strengthen the Board's collective qualifications, skills and experience.

Barry L. Reisig, age 64, has served as a director since May 2003. Since July 2006, Mr. Reisig has been a business consultant. From 2002 until 2006, Mr. Reisig was Vice President of Finance of System Planning Corporation, a developer of high technology systems, and President and Chief Executive Officer of its subsidiary, SPC International. From 1980 to 2002, Mr. Reisig was a partner of Arthur Andersen LLP, involved principally in tax matters. Mr. Reisig served as a board member for Healthaxis, Inc. from 2005 to 2008. As a result of these and other professional experiences, Mr. Reisig possesses particular knowledge and experience in business operations and accounting, finance, and capital structure that strengthen the Board's collective qualifications, skills and experience.

John M. Toups, age 84, has served as a director since 1997 and as Chairman of the Board since May 2007. From 1978 until his retirement in 1987, Mr. Toups was President and Chief Executive Officer of PRC, Inc. Mr. Toups is also a director of NVR, Inc., a homebuilding and mortgage banking company, Halifax Corporation, an enterprise maintenance solutions company, and Wildan Group, a civil engineering services company. Mr. Toups possesses particular knowledge and experience of and board practices of other major corporations, and finance, and capital structure that strengthen the Board's collective qualifications, skills and experience.

BOARD LEADERSHIP STRUCTURE, RISK OVERSIGHT, EXECUTIVE SESSIONS OF NONEMPLOYEE DIRECTORS, AND COMMUNICATIONS BETWEEN STOCKHOLDERS AND THE BOARD

Board Leadership Structure

There are currently 10 Board members. With the exception of Mr. Lee Johnson and Mr. Jim Leto (who intends to retire from the Board as of the Annual Meeting), all of our current directors are "independent" as defined by the applicable rule of The Nasdaq Stock Market, Inc. ("Nasdaq"). We believe that the number of independent, experienced directors that make up our Board, along with the independent oversight of the Company's Chairman, benefits GTSI and its stockholders. GTSI's President and Chief Executive Officer, Scott Friedlander, who is a nominee for election as a director, would not be an independent director under the Nasdaq rule.

The independent directors regularly have the opportunity to meet without Mr. Johnson and Mr. Leto in attendance, and, as discussed below, the Board has had since 2004 the position of lead independent director ("Lead Independent Director"). In 2007, Mr. Toups, the designated Lead Independent Director was elected to the Chairman of the Board role, and as a result, the Lead Independent Director role has been incorporated into the Chairman role for his tenure. During 2009, there were four regular Board meetings and two special meetings. During 2009 no director attended (in person or by telephone) less than 75% of the aggregate of (a) all Board meetings and (b) all meetings of Board committees of which he was a member. The Company does not have a specific policy regarding attendance of directors at the annual stockholder meeting. All directors, however, are encouraged to attend if available, and the Company tries to ensure that at least one independent director is present at the annual meeting and available to answer any stockholder questions. Messrs. Jim Leto, John Toups, Tom Hewitt, Lee Johnson, Steven Kelman, Keith Kellogg, Barry Reisig and Daniel Young were present at last year's annual stockholders meeting (the "2009 Annual Meeting").

Lead Independent Director

The Lead Independent Director role was created in 2004, to assist the Chairman of the Board and the other Board members in assuring effective corporate governance. The Lead Independent Director's responsibilities also include assisting the Chairman in reviewing the functions of Board committees and recommending the creation or discontinuance of committees, considering questions of potential conflicts of interest, acting as a resource on corporate governance matters, and acting as the spokesperson for the Company if the Chairman is absent. For this service, the Lead Independent Director is to receive a yearly retainer of $10,000. Mr. Toups was initially appointed as Lead Independent Director on April 29, 2004, and served in this role until his election to Chairman of the Board in May 2007. At that time, the role of Lead Independent Director was incorporated into the Chairman role for Mr. Toups' tenure.

Chairman of the Board

In February 2006, the Board separated the duties of the Chairman of the Board and the Company's Chief Executive Officer. Mr. Toups, who is the current Chairman of the Board, has been Chairman since the 2007 annual meeting of GTSI's stockholders.

GTSI recognizes that different board leadership structures may be appropriate for companies in different situations and believes that no one structure is suitable for all companies, and that the Company's current Board leadership structure of separating the Chairman and the Company's Chief Executive Officer ("CEO") is optimal for the Company because it demonstrates to GTSI's employees, vendors, customers and other stakeholders that GTSI is under balanced leadership, with these separate functions handled by separate individuals, providing for appropriate prioritization and individual focus, while maintaining strong governance methods. The Board and the CEO believe that GTSI, like many U.S. companies, has been well-served by this leadership structure.

Risk Oversight

Our Board is responsible for overseeing GTSI's risk management process. The Board considers GTSI's general risk management strategy, the most significant risks facing GTSI, and works to ensure that appropriate risk mitigation strategies are considered by management. The Board is also apprised by our senior management of particular risk management matters in connection with the Board's general oversight and approval of corporate matters.

The Board has delegated to the Audit Committee oversight of GTSI's risk management process. Among its duties, the Audit Committee reviews with management (a) GTSI policies with respect to certain risk areas that may be material to GTSI, (b) GTSI's system of disclosure controls and system of internal controls over financial reporting, and (c) GTSI's compliance with legal and regulatory requirements. Management primarily reports known or potential risk to the Audit Committee, however other Board committees also consider and address risks as they perform their respective committee responsibilities. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

GTSI's management is responsible for day-to-day risk management. Our Treasury, Compliance and Internal Control areas serve as the primary monitoring and testing function for company-wide policies and procedures, and manage the day-to-day oversight of the risk management strategy for the ongoing business of GTSI. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing GTSI and that our Board leadership structure supports this approach.

Executive Sessions of Nonemployee Directors

The Board holds executive sessions of its nonemployee directors generally at each regularly scheduled meeting. The Chairman of the Board serves as the chairperson for these executive sessions.

Communications between Stockholders and the Board

Interested parties, including stockholders, may communicate directly with the Chairman of the Board or specific individual directors may do so by direct mail to the following address: GTSI Corp., 2553 Dulles View Drive, Suite 100, Herndon, Virginia 20171, attn: General Counsel. GTSI's General Counsel will receive and review the communications and has been instructed by the Board to promptly forward all such communications to the director or directors indicated on the communications, unless the communication is clearly more appropriately addressed by other departments, such as customer service or accounts payable, in which case the communication will be forwarded by the General Counsel to the appropriate department.

When reporting a concern, interested parties are asked to supply sufficient information so that the matter may be addressed properly, and encouraged to identify themselves to assist GTSI in effectively addressing the concern. The interested party may choose to remain anonymous, and GTSI will use its reasonable efforts to protect the party's identity to the extent appropriate or permitted by law.

COMMITTEES AND TRANSACTIONS WITH RELATED PARTIES

Committees

The Board has an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The current charters of each of these committees, as well as the duties of the Lead Independent Director, are available on the Company's Internet website, *www.GTSI.com* (located on the "About Us" web page, under Investors/Corporate Governance). Also posted on such website is a description of the process for stockholders to send communications to the Board or to one or more particular Board members, as noted above.

Audit Committee

The primary purpose of the Audit Committee is to oversee the Company's accounting and financial reporting processes and the audits of its financial statements. The Audit Committee is directly responsible for, among other things, the appointment, compensation, retention and oversight of the Company's independent auditor.

Since the 2009 Annual Meeting, the Audit Committee has been composed of Messrs. Reisig (Chairman), Hewitt, Kellogg and Kelman. All of the Audit Committee members during the past year, and all of the members who will be appointed for the current year, are independent in accordance with applicable rules of the SEC and Nasdaq. Each current member is able to read and understand fundamental financial statements, including the Company's balance sheet, statement of operations and statement of cash flow. The Board has determined that Mr. Reisig is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). During 2009, the Audit Committee met four times.

Compensation Committee

The primary purpose of the Compensation Committee is to provide assistance to the Board in fulfilling its responsibility with respect to oversight of the establishment, administration and appropriate functioning of stock, compensation and related matters for the Company's employees. The Committee reviews the salaries and bonuses to be paid to the Company's Chief Executive Officer and the Company's other principal executive officers (Chief Financial Officer and President), and make recommendations to the Board on such salaries and bonuses. The Compensation Committee reviews and approves the salaries and bonuses for the Company's other officers, reviews and approves the compensation discussions and analysis, and administers the Company's stock option and stock incentive plans. Since the 2009 Annual Meeting, the Compensation Committee has been composed of Messrs. Young (Chairman), Griffiths and Toups. Each of the committee members is independent in accordance with applicable Nasdaq rules. During 2009, the Compensation Committee formally met seven times.

Nominating and Governance Committee

The primary purpose of the Nominating and Governance Committee ("Nominating Committee") is to provide assistance to the Board in fulfilling its responsibility with respect to oversight of the appropriate and effective governance of the Company, as well as identify and recommend individuals to be presented to the stockholders for election or re-election as Board members. Since the 2009 Annual Meeting, the Nominating Committee has been composed of Messrs. Toups (Chairman), Reisig and Young, all of whom are independent in accordance with applicable Nasdaq rules. During 2009, the Nominating Committee formally met one time.

Transactions with Related Persons

We may occasionally participate in transactions with certain "related persons." Related persons include our executive officers, directors, director nominees, the beneficial owners of more than 5% of our common stock, immediate family members of these persons, and entities in which one of these persons has a direct or indirect material interest. In 2003, we adopted a written policy as part of our audit committee charter that provides for the review and, if applicable, approval at each regularly scheduled meeting any related party transaction as required by Nasdaq. Under this policy, the Audit Committee is responsible for the review and approval of each related person transaction exceeding $120,000. The Audit Committee, or the Chairman, considers all relevant factors when determining whether to approve a related person transaction including, without limitation, whether the proposed transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties. Among other relevant factors, they consider the following:

- the size of the transaction and the amount of consideration payable to the related person(s);

- the nature of the interest of the applicable director, director nominee, executive officer or 5% stockholder, in the transaction; and

- whether we have developed an appropriate plan to monitor or otherwise manage the potential for a conflict of interest.

Based on all relevant facts and circumstances, taking into consideration our contractual obligations, the Audit Committee determines whether it is in our and our stockholders' best interest to continue, modify or terminate the related person transaction. In 2009, other than as discussed below under the caption "Certain Relationships and Related Transactions" the Audit Committee did not identify any related person transaction.

DIRECTOR NOMINATIONS AND QUALIFICATIONS

The Nominating Committee will consider nominees for director recommended by stockholders with respect to elections to be held at an annual stockholders meeting. In accordance with the Company's Bylaws, to nominate an individual for election to the Board at an annual stockholders meeting, a stockholder must deliver written notice of such nomination to the Company's Secretary not fewer than 60 days nor more than 90 days prior to the date of the annual meeting (or if less than 60 days notice or prior public disclosure of the date of such annual meeting is given or made to the stockholders, not later than the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made). The notice of a stockholder's intention to nominate a director must include:

- information regarding the stockholder making the nomination, including name, address and number of GTSI shares that are beneficially owned by the stockholder;

- a representation that the stockholder is entitled to vote at the meeting at which directors will be elected, and that the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

- the name and address of the person or persons being nominated and such other information regarding each nominated person that would be required in a proxy statement filed pursuant to the SEC's proxy soliciting rules if the person had been nominated for election by the Board;
- a description of any arrangements or understandings between the stockholder and such nominee and any other persons (including their names), pursuant to which the nomination is made; and
- the consent of each such nominee to serve as a director if elected.

The Chairman of the Board, other directors and executive officers may also recommend director nominees to the Nominating Committee. The committee will evaluate nominees recommended by stockholders against the same criteria that it uses to evaluate other nominees. These criteria include the candidate's experience, skills and personal accomplishments, including: intelligence, integrity, strength of character, and commitment. Nominees should also have the sense of timing required to assess and challenge the way things are done and recommend alternative solutions to problems; the independence necessary to make an unbiased evaluation of management performance and effectively carry out responsibilities of oversight; an awareness of both the business and social environment in which today's corporation operates; and a sense of urgency and spirit of cooperation that will enable them to interact with other Board members in directing the future, profitable growth of GTSI. Desired experience for director nominees include: at least 10 years of experience in a senior executive role with a major business organization, preferably, as either chief executive officer or chairman (equivalent relevant experience from other backgrounds such as academics or government may also be considered); a record of accomplishment and line operating (or equivalent) experience; first-hand experience with government contracting; a working knowledge of corporate governance issues and the changing role of the Board; and exposure to corporate programs designed to create stockholder value, while balancing the needs of all stakeholders. The foregoing is in addition to the other factors that are listed as an appendix to the Nominating Committee charter, which is posted on the Company's Internet website, *www.GTSI.com* (located on the "About Us" web page, under Investors/Corporate Governance), as noted above. The committee has not in the past retained any third party to assist it in identifying nominees.

Director nominees should not be employed by or affiliated with any organization that has competitive lines of business or that may otherwise present a conflict of interest. The composition, skills and needs of the Board change over time and will be considered in establishing the profile of desirable candidates for any specific vacancy on the Board. The Nominating Committee does not have a formal policy with respect to diversity; however, the Nominating Committee has determined that it is desirable for the Board to have a variety of differences in viewpoints, professional experiences, educational background, skills, race, gender, age and national origin, and considers issues of diversity and background in its selection process.

The Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director. The committee periodically assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Nominating Committee will consider various potential candidates for director. These candidates are evaluated at regular or special meetings of the Nominating Committee, and may be considered at any point during the year. As described above, the Nominating Committee will consider properly submitted stockholder nominations for candidates for the Board. Following verification of the stockholder status of persons proposing candidates, recommendations will be aggregated and considered by the Nominating Committee at a meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials will be forwarded to the Nominating Committee. Such committee also will review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the Nominating Committee seeks to achieve a balance of knowledge, experience, and capability on the Board.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Proposals of stockholders that are intended to be presented by such stockholders at the annual meeting of stockholders to be held in 2011, including the nomination of persons to serve on the Board, must be received by the Company's Secretary not later than December 1, 2010, for inclusion in the proxy statement for that annual meeting. Stockholders who wish to present a proposal at the annual meeting of stockholders to be held in 2011, which has not been included in the Company's proxy materials, must submit such proposal in writing to the Company in care of the Company's Secretary. Any such proposal received by the Company's Secretary after January 23, 2011, shall be considered untimely under the provisions of the Company's bylaws governing nominations and the proposal of other business to be considered by the Company's stockholders at that annual meeting. As discussed above, the Company's bylaws contain further requirements relating to timing and content of the notice that stockholders must provide to the Company's Secretary for any nomination or other business to be properly presented at an annual meeting of stockholders. It is recommended that stockholders submitting proposals direct them to the Company's Secretary by certified mail, return receipt requested, to ensure timely delivery. No stockholder proposals were received with respect to the Meeting.

Stockholders submitting proposals must have continuously held at least $2,000 in market value, or one percent (1%), of the Company's securities entitled to be voted on the proposal for at least one year prior to submitting the proposal. The stockholder's proposal and accompanying supporting statement cannot exceed 500 words. Stockholders may not submit more than one proposal per year.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all of its directors, officers (including principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees. The Code of Ethics was updated in 2009, and a notice via an 8-K filing was made. The Code of Ethics is posted on the Company's Internet website, *www.GTSI.com* (located on the Investor Relations web page). The Company intends to satisfy the disclosure requirements under Item 5.05 of SEC Form 8-K regarding any amendment to or waiver of the Code of Ethics with respect to the Company's principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions, by posting such information on the Company's Internet website.

COMPENSATION OF DIRECTORS

Each non-employee director of the Company (other than Mr. Lacy, who has requested not to be compensated) is compensated by the payment of an annual retainer of $25,000 (without proration thereof in the event of a partial quarter of service). The Chairs of the Compensation and Audit Committees receive a $3,500 annual retainer, and each member of the Compensation and Audit Committees receives $1,500 per meeting attended in person or via telephone. In addition, each Board member receives $1,500 for each Board meeting attended in person and $750 for each Board meeting attended via telephone. Each non-employee director also receives compensation in the form of a long-term incentive award, which may be restricted stock or stock options. In 2009, the non-employee directors received awards of restricted stock. Under the Amended and Restated 2007 Stock Incentive Plan, each eligible non-employee director is granted such restricted stock, restricted stock units, or other forms of long-term compensation available under the Plan, as the Board shall determine based on Compensation Committee recommendations using information provided by an independent executive compensation consultant. Grants of restricted stock or restricted stock units are based on the closing price of Common Stock on Nasdaq on the date of grant. Non-employee directors of the Company are not eligible to participate in the Company's other stock option plans or the Company's Employee Stock Purchase Plan. The Lead Independent Director receives an additional annual retainer of $10,000. In 2007, Mr. Toups, the designated Lead Independent Director, was elected to the Chairman of the Board role, and as a result, the Lead Independent Director role he held has been incorporated into the Chairman role for his tenure. During 2009, the non-employee Chairman of the Board received an annual fee of $40,000.

Except as discussed above, directors of the Company do not receive any other compensation for their service on the Board or any committee thereof, but are reimbursed for their reasonable expenses incurred in association with the performance of their duties. In addition, Mr. Johnson received compensation for his services as a consultant to the Company (see section entitled "Certain Relationships and Related Transactions" below for information regarding this compensation.

DIRECTOR COMPENSATION

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (1) (c)	Option Awards ($) (d)	All Other Compensation ($) (e)	Total ($) (f)
Lloyd Griffiths	38,500	13,999	0	0	52,499
Thomas L. Hewitt	40,000	13,999	0	15,000(2)	68,999
Lee Johnson	32,500	13,999	0	195,000(3)	241,499
Joseph "Keith" Kellogg, Jr.	37,750	13,999	0	0	51,749
Steven Kelman, Ph.D.	38,500	13,999	0	0	52,499
Linwood "Chip" Lacy, Jr. (4)	0	0	0	0	0
James J. Leto (5)	-	-	-	-	-
Barry L. Reisig	42,000	13,999	0	0	55,999
John M. Toups	78,500	13,999	0	0	92,499
Daniel R. Young	43,500	13,999	0	0	57,499

(1) Amount reflects the grant date fair value of the award computed in accordance with FASB ASC Topic 718. Each director with an amount in this column received a restricted stock award of 3,333 shares of restricted stock.
(2) Mr. Hewitt's compensation is for services on the Professional Services Advisory Board.
(3) Mr. Johnson's compensation is shown in the section entitled "Certain Relationships and Related Transactions."
(4) Mr. Lacy is not receiving any compensation or stock awards as a director.
(5) Mr. Leto's compensation as Chief Executive Officer is shown in the Summary Compensation Table.

As of December 31, 2009, each director had the following amounts of options and restricted stock:

DIRECTOR'S OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END		
Name	Option Shares (#)	Restricted Stock Shares (#)
Lloyd Griffiths	0	3,333
Thomas L. Hewitt	20,000	3,333
Lee Johnson	60,100	3,333
Joseph "Keith" Kellogg, Jr.	10,000	3,333
Steven Kelman, Ph.D.	60,000	3,333
Linwood "Chip" Lacy, Jr. (1)	0	0
James J. Leto (2)	-	-
Barry L. Reisig	20,000	3,333
John M. Toups	62,000	3,333
Daniel R. Young	50,000	3,333

(1) Mr. Lacy is not receiving Equity Awards as a director.

(2) Mr. Leto's equity awards as Chief Executive Officer are shown in the Outstanding Equity Awards at Fiscal Year-End Table.

Executive Compensation and Related Information

Background

At GTSI we recognize and understand that our people drive our success. GTSI operates in an innovative and progressive segment of the systems integration industry. Our employees – our human capital – are central to the value that GTSI creates for our clients and stockholders. We believe that our key investments in our human capital management programs and practices have significantly improved our employees' commitment, engagement, performance and retention. We also believe this investment and improvement in employee engagement will continue to significantly improve our overall business performance.

Why human capital is such an important component

GTSI's business involves several different, but related, elements: the creation and delivery of customized solutions that enable our clients to achieve their performance and business goals; and the management of complex services and solutions.

Our success as a technology and strategic consulting services / solutions company is highly dependent on our employees. We believe we have successfully developed a culture focused on embracing strategic human capital programs as well as our core values of Integrity, Trust, Teamwork, Accountability, Customer Focus and Fun. We reinforce these key principles regularly in our training, our talent acquisition process/programs, performance management systems and internal communications.

Our compensation structure is designed to provide the framework for rewarding our human capital – our employees – for their contribution to our success. The essential nature of their role in value creation is reflected in the industry's compensation policies and levels, which tend to be highly incentive-driven and reflect generally high levels of compensation for many employees and, in particular, for key executives and producers.

Just as we strive to deliver profitability and competitive returns on our human capital, our compensation framework must also remain competitive to attract, retain and develop talented employees to serve client and stockholder interests.

Compensation Discussion and Analysis

This discussion describes and analyzes GTSI's compensation program for GTSI's named executive officers as of December 31, 2009. These include: GTSI's Chief Executive Officer, GTSI's Chief Financial Officer, and the three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) in fiscal 2009. At the time this report was completed, the three additional most highly compensated executives were the President and Chief Operating Officer, the Senior Vice President of Sales and Marketing, and the Senior Vice President of Professional Services.

In this section we first cover GTSI's compensation philosophy and objectives, the foundation of which is compensating for performance. Next we review the process the Compensation Committee follows in deciding how to compensate GTSI's named executive officers and provide a brief overview of the components of GTSI's compensation program. Finally, we engage in a detailed discussion and analysis of the Compensation Committee's specific decisions about the compensation of the named executive officers for fiscal 2009.

The Compensation Committee's Charter can be found on GTSI's internet web-site under the corporate governance section. For the fiscal year 2009, the Compensation Committee had seven formal meetings.

Compensation Philosophy and Objectives

GTSI's executive compensation program is overseen by the Board's Compensation Committee, the basic responsibility of which is to review the performance and development of GTSI's management in achieving corporate goals/objectives and to assure that GTSI's executive officers are compensated effectively in a manner consistent with GTSI's strategy, competitive practice, sound corporate governance principles and stockholder interests. The Compensation Committee believes that the compensation programs for GTSI's executive officers should be designed to attract, motivate and retain talented executives responsible for the success of GTSI and should be determined within a framework that rewards performance.

Within this overall philosophy, the Compensation Committee's key objectives are to:

- Offer a total compensation program that is fair, flexible, and competitive and takes into consideration the compensation practices of a group of peer companies identified based on an objective set of criteria (the "Compensation Peer Group").

- Offer performance based, quarterly and annual variable short-term cash incentive awards based on GTSI's achievement of designated quarterly and annual objectives. These incentive awards are designed to comprise a significant portion of the executive's total compensation.

- Align the financial interests of executive officers with those of stockholders by providing appropriate long-term, equity-based incentives and retention awards that encourage a culture of ownership and retention.

- Provide differentiated pay based on the executive's skills, role in the organization, and contribution to performance.

The core of GTSI's executive compensation philosophy is to pay for performance. The Compensation Committee reviews GTSI's compensation philosophy each year. There are four major components of the compensation of our named executive officers: 1) base salary, 2) short-term variable cash incentive awards, 3) long-term, equity-based incentive awards and 4) insurance, retirement and other employee benefits. The weighting among the first three major components is structured heavily towards performance-based components such as attainment of earnings before tax – EBT.

The target baseline mix (which is subject to individual discretionary factors) for base salary, short-term variable cash incentive awards and long-term, equity- based incentive awards for 2009 are shown in the chart below. As determined by the recently completed executive compensation analysis and benchmarking study facilitated through Mercer, the current mix of pay analysis for total direct compensation is aligned with the market and the peer companies identified below. This is clearly evident in the below summary graphics. These baseline amounts only serve as targets, and for individual executives the mix may vary depending upon individual performance, compensation history, scope of responsibility, internal equity, the external market and experience level.

Reflects Actual Annual Incentive	Base	Annual Incentive	Long Term Incentive
GTSI Executives Total Direct Compensation	48%	11%	41%
Market 25th Percentile Total Direct Compensation	36%	25%	39%
Market 50th Percentile Total Direct Compensation	36%	18%	46%
Reflects Target Annual Incentive	Base	Annual Incentive	Long Term Incentive
GTSI Executives Total Direct Compensation	48%	11%	41%
Market 25th Percentile Total Direct Compensation	38%	26%	37%
Market 50th Percentile Total Direct Compensation	35%	21%	44%

Compensation Process

In its process for deciding how to compensate GTSI's named executive officers, the Compensation Committee begins by considering the competitive market data provided by its independent compensation consultant (Mercer). The Compensation Committee engages an independent compensation consultant, to provide advice and recommendations on competitive market practices and specific compensation decisions. For purposes of evaluating competitive practices, the Compensation Committee, with assistance from their independent compensation consultant, identified criteria to select a list of companies that constitute GTSI's Compensation Peer Group. The Compensation Peer Group is reviewed annually and was last updated during late fiscal 2009. GTSI's Compensation Peer Group consists of publicly traded companies, of similar size, that provide services, solutions and/or product to the federal and state and local governments. With this in mind, we also research and retain information about competitive pay levels through relevant and specific executive salary surveys. The Compensation Peer Group data prepared by Mercer as well as key selected survey instruments is used for year-end compensation benchmarking. The Compensation Peer Group was changed in 2010 to better align with the company's current, on-going and future evolution to a systems integrator.

The members of the Compensation Peer Group (as of December 31, 2009) are as follows:

Companies

ScanSource Inc	SRA International	CIBER Incorporated
Stanley, Incorporated	EnPointe Technologies	ePlus Incorporated
MAXIMUS, Incorporated	Sapient Corporation	

References to the "Compensation Peer Group" below refer to the Compensation Peer Group in effect at the time of the point of reference.

The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary usually represents 40% to 50% of the executive's total compensation and is intended to compensation the executive for the base market value of the position. Base salary ranges and total target compensation (base salary plus annual short-term incentive opportunity) for named executive officers are determined for each executive based on his or her position and responsibility by using the following weighted formula:

1. 50% = Comparison of the positions of GTSI's named executive officers to their counterpart positions in the Compensation Peer Group, plus

2. 50% = Comparison of the positions of GTSI's named executive officers in select executive compensation salary surveys. Specific surveys used including: Mercer, Watson Wyatt, Radford, and Culpepper.

During its review of base salaries for executives, the Committee primarily considers:

- Market data provided by our outside consultant;
- Internal review of the executive's compensation, both individually and relative to other officers; and
- Individual performance and contribution of the executive.

For competitive benchmarking purposes, the positions of GTSI's named executive officers were compared to their counterpart positions in the Compensation Peer Group, and the compensation levels for comparable positions in the Compensation Peer Group were examined for guidance in determining base salaries, annual cash incentives, total cash compensation, long-term incentive grant values and total compensation. The Compensation Committee considers the value of each item of compensation, both separately and in the aggregate.

The Compensation Committee's Charter can be found on GTSI's internet web-site under the corporate governance section. For the fiscal year 2009, the Compensation Committee had seven formal meetings.

The Compensation Committee retains and does not delegate any of its exclusive power to determine all matters of executive compensation and benefits, although the Chief Executive Officer and the Human Resources Department present industry-specific competitive market data, proposals and recommendations to the Compensation Committee. The Compensation Committee reports to the Board on the major items covered at each Compensation Committee meeting. The independent compensation consultant works directly with the Compensation Committee (and not on behalf of management) to assist the Compensation Committee in satisfying its responsibilities and will undertake no projects for management except at the request of the Compensation Committee chair and in the capacity of the Compensation Committee's agent. To date, Mercer has not undertaken any projects for management.

Compensation Components

To attract and retain key executives, GTSI follows a best practices pay model of providing total compensation to its named executive officers consisting of base salaries, short-term variable cash incentive awards and long-term, equity-based incentive awards. Under this pay model, cash compensation is generally modest such that salary ranges for a given position will be between 40% and 50% of the midpoint of the base salary/ total target compensation ("TTC") range established for each position.

The three major elements of GTSI's executive officer compensation continue to be: (a) base salary, (b) short-term variable cash incentive awards, and (c) long-term, equity-based incentive awards. For named executive officers, the Compensation Committee aims to set individual base salaries and at-target annual cash compensation with reference to the 25th - 50th percentile of the Compensation Peer Group and salary survey pool. The total value of long-term, equity-based incentive awards is targeted with reference to the 50th percentile of the Compensation Peer Group and salary survey pool which, when combined with the 50th percentile-based target for cash compensation, results in an overall total target compensation at approximately the 50th percentile of the Compensation Peer Group and salary survey pool for these named executive officers.

The Compensation Peer Group was changed for 2010 to better align with the Company's current, on-going and future evolution to a systems integrator.

These target percentiles are subject to the Compensation Committee's discretion to pay below or above the stated percentiles based on recruiting needs, retention requirements, individual or company performance, succession planning, etc. The following outlines how each compensation element accomplishes the above stated objectives and how the elements, in total, support GTSI's compensation philosophy.

Base Salary

The Compensation Committee believes that the Company pays base salaries to its executive officers that are set conservatively and near the 25th percentile, compared with executive officers of the Compensation

Peer Group and salary survey pool. This is a change from the historical practice of paying base compensation at or near the 50% percentile. As the Company has improved its stability and business performance as well as changed its peer company comparison group it has been determined that the 25th percentile is equitable for the current corporate performance and is competitive at this stage of the company's evolution to a systems integrator. As outlined above, base salaries are intended to comprise a relatively small portion of the executive's total compensation. The Committee, among other things, reviews and recommends to the Board the annual salaries of the Company's principal named executive officers (Chief Executive Officer, President/Chief Operating Officer and Chief Financial Officer). The Committee, with input from the Chief Executive Officer, has been delegated by the Board the authority to set the annual base salaries of the remaining, less senior executive officer positions. The Committee does not receive input from the Chief Executive Officer with regard to the Senior Vice President Sales, Todd Leto.

Salary levels are typically considered annually as part of the Company's performance review process as well as upon a promotion or other significant change in job responsibility. Merit based increases to salaries of executive officers are based on the Committee's assessment of the individual's performance and contributions in a given year. Reviews for all executives are usually made in February of each year. Any adjustments are made effective as of the start of the then current year thereby giving the named executive officer a potential adjustment opportunity each twelve months. Individual base salaries also reflect differences in individual performance, scope of responsibilities, internal equity, and experience level.

The following changes were made to base salary compensation for fiscal 2009:

Executive	Base Salary Change - Fiscal 2009
James Leto	0%
Scott Friedlander	0%
Peter Whitfield	0%
Todd Leto	12.0%
Charles DeLeon	4.2%

Short-Term Variable Cash Incentive Awards

The Compensation Committee believes that the primary portion of the annual cash compensation of each named executive officer should be in the form of short-term variable cash incentive pay. By tying a significant portion of the executive's compensation to short-term variable cash awards, GTSI seeks to align the executive's interests with both short-term and long-term gains, as well as individual and company goals that align with stockholder interests. GTSI's pay philosophy is to target annual total compensation with reference to the 25th - 50th percentile of the Compensation Peer Group, with the opportunity to earn annual incentives in excess of that level based on achieving performance superior to the objectives the Compensation Committee has determined to reward. Annual cash incentives are paid to reward achievement of critical short-term operating, financial and strategic goals that are expected to contribute to stockholder value creation over time.

The annual short-term incentive awards for named executive officers for fiscal 2009 were determined under GTSI's Executive Incentive Plan ("EIP") and are intended to comply with the exception for performance-based compensation under Internal Revenue Code Section 162(m). Under the EIP, cash incentive awards are based on GTSI's achievement of established financial performance goals (earnings before tax – EBT). EBT is used as a performance measure because we believe that it currently represents the best measurement of our operating earnings. The annual short-term incentive is intended to be paid or not paid primarily based on actions and decisions taken for that fiscal year which directly affect earnings. Taxes are excluded because tax payments are not related to annual decisions on business operations. The Compensation Committee established the financial performance goals so that they are consistent with the goals in GTSI's fiscal 2009 business plan established by the Board.

The actual formula applied to each eligible executive officer is based on the executive's overall market compensation analysis and is tied to overall Company performance, a result that is not within the individual executive's control. Individual bonuses are calculated as a percentage of base salary and range from 30% to 75% in the case of officers generally, other than the Chief Executive Officer. Under his 2006 Employment Agreement, as approved by the Board, in 2009 Mr. James Leto was entitled to a short-term incentive opportunity of $525,000 at 100% payout and $1,050,000 at 200%, payable periodically in accordance with the Company's then senior bonus plan. The maximum payout on the incentive plan, on an annual basis, is 350% following the guidelines outlined below.

The Short-Term Incentive Plan is an annual program set up to reward executives for attaining significant "stretch" profitability goals throughout the calendar year. Bonus payments are payable in the ratio of the percentage of the goal achieved upon attainment of EBT (adjusted, if necessary, for Board-approved one-time charges). The program is measured in four quarterly segments (except for the CEO who has an annual plan), and weighted in the following manner: 1/4th (Q1), 1/4th (Q2), 1/4th (Q3), 1/4th (Q4). The Short-Term Incentive Plan has a minimum threshold (70% performance against the quarterly EBT goal), that needs to be met for a payout to be awarded and has a maximum payout of 350% of the Executive's eligible incentive. For goals attained between 125% and 224.9%, 100% of the amount earned over 100% attainment is deferred to year end. For goals attained between 225% and 350%, the award is given in restricted stock assuming the annual goal is achieved.

Goal Attainment	% Deferred to Year End
125% - 224.9%	100%
225% - 350%	Restricted stock

At the end of the year the Company will release any and all deferred variable incentive (cash and restricted stock) if the Company is successful in attaining its annual performance goal of at least the 125% level. Any earned restricted stock award is given with a market price set at the first Board meeting after the start of the next year (i.e., January 30, 2010). The EIP does include a favorable look-back provision throughout the year and at year end.

Favorable Look-Back Provision

The nature of GTSI's business consistently delivers some revenue fluctuations between quarters. In each quarter significant deals may be delayed in being awarded due to funding delays at the client level. When this happens the incentive awarded as measured by quarterly EBT results may not adequately reflect the actual performance or work accomplished. The favorable look-back provision applied at both the end of each quarter (i.e.: YTD) and again at the end of the year allows the Company to reward the executives for overall performance and not be penalized by the quarterly unevenness. For example: if at the end of Q2 the cumulative annual Earnings Before Taxes, or EBT, goal is attained at the 100% level and the Company had only awarded a Q1 award of 70%, the Company would pay out both the current quarter at 100% and the previous quarter (Q1) at 100%.

In general, the following methodology was applied in setting the profitability goals/executive incentive targets:

The probability of hitting the 100% profitability/incentive goal is 75% of the time
The probability of hitting the 150% profitability/incentive goal is 50% of the time
The probability of hitting the 200% profitability/incentive goal is 25% of the time

The Board establishes the EBT goals at the beginning of each year. In 2009, bonuses were earned by executive officers based on the application of the Short-Term Incentive Plan's formula. The Chief Executive Officer additionally employs the occasional use of "spot" bonuses in recognition of extraordinary performance.

Each of the named executive officers for the fiscal year ended December 31, 2009 received the following payments under the Short-Term Incentive Plan in 2009, and in February 2010 for fiscal 2009 Q4 performance.

Named Executive Officer	Base Salary	2009 Target Award Percentage	2009 EBT Target Achieved	2009 EIP Payment
James Leto	$525,000	100%	125%	$656,250
Scott Friedlander	$340,000	75%	125%	$318,750
Peter Whitfield	$250,000	50%	125%	$156,250
Todd Leto	$280,000	70%	125%	$245,000
Charles DeLeon	$250,000	50%	125%	$156,250

The cumulative awards made in 2009 to named executive officers under the Short-Term Incentive Plan for performance in 2009 are reflected in column (g) of the Summary Compensation Table on page 26.

Long-Term, Equity-Based Incentive Awards

Similar to the market, GTSI has gradually shifted to restricted stock and stock settled appreciation rights ("SSARs") as the primary equity component of executive officer compensation through GTSI's long-term incentive plan ("LTIP").

These are GTSI's primary vehicles for offering long-term incentives to its executives. GTSI believes these components provide our executive's with incentives to achieve long-term corporate performance, help to create a culture of ownership, and work to directly align interests with those of our stockholders.

GTSI's Long-Term, Equity-Based Incentive Awards assist the Company in:

- enhancing the link between the creation of stockholder value and long-term executive incentive compensation;
- maintaining and improving long-term retention of key personnel;
- ensuring the company provides a very competitive total compensation program for its key personnel;
- provides an opportunity for increased equity ownership by executives; and
- maintains competitive levels of total compensation.

Long-Term Incentive Plan

In 2004, the Board and stockholders approved the GTSI Long-Term Incentive Plan (the "LTIP"). The purpose of the LTIP is to encourage behavior that creates superior financial performance and to strengthen the commonality of interests between LTIP participants and the Company's owners in creating superior stockholder value. The LTIP is designed and intended to comply, to the extent applicable, with Section 162(m) of the Internal Revenue Code.

The awards, in the form of cash incentive compensation, may be granted to officers of the Company and its subsidiaries in the Compensation Committee's sole discretion, taking into account such factors as the Committee deems relevant in connection with accomplishing the purposes of the LTIP. Prior to 2007, GTSI made no awards under the LTIP. In February 2007, the Board approved an LTIP Program for 2007 that was disclosed in GTSI's 2007 proxy soliciting material, with subsequent awards made to the executives.

For 2009, there are currently 17 officers eligible to participate in the LTIP. There were no awards granted under the LTIP in 2009 to those officers who received awards in 2007. Ms. Gillespie (Vice President, Professional Services) did receive an LTIP award in October 2009, and Mr. Stucke (Vice President, Accounting and Corporate Controller) did receive an LTIP award in November 2009.

Amendment to LTIP

In May 2007, the stockholders approved amendments to the LTIP authorizing in addition to cash awards, the issuance of restricted stock awards and stock-settled appreciation rights ("SSARs") under GTSI's Amended and Restated 2007 Stock Incentive Plan (the "2007 Incentive Plan"). Under the 2007 Incentive Plan, the Committee approved awards providing each executive with a market competitive grant of long-term incentives (50% restricted stock and 50% SSARs by value on the date of grant) with stock price appreciation to determine the value of the award. The LTIP program that was approved in 2007 for all GTSI executives is described below:

a. The LTIP award amount is intended to be market competitive based upon the position and experience of the individual as benchmarked to the market and to internal positions as described above in the discussion of setting base salary.
b. With the addition of the 50% SSARs component, the LTIP is substantially based upon improving stock price over time (award is weighted 50% restricted stock and 50% SSARs).
c. The value of the SSARs component of the LTIP awards was based upon realistic stock price appreciation assumptions.
d. The program length is five years with an equal amount of award being available to each eligible executive each year (except for the second year), contingent on the Company's then annual performance and the executive's contribution in the measurement year.

e. All awards will have a five-year vesting schedule. A qualified change of control will immediately vest all awards (stock options, restricted stock and SSARs).
f. For the first plan year (2007), the Board approved accelerating the 2008 award thereby providing two years worth of awards (2007 and 2008) in 2007 to all eligible participants for the following reasons:
   - To minimize the charge to earnings for restricted stock and SSARs as opposed to annual stock awards made in future years at a potentially higher stock price.
   - The motivation to increase the stock price quicker will be accelerated with the leverage of two year's worth of awards.
   - To improve the retention value via a multiple year grant in 2007.

The restricted stock awards and SSARs awards made under the LTIP 2007 program were issued under the 2007 Incentive Plan. This Plan is part of the Company's stock option and stock incentive programs, under which the Company may, separate from the LTIP, make stock awards to employees and non-employee directors as discussed below.

Stock Option and Stock Incentive Programs

Stock Option Program

Separate from the Company's LTIP program, options to purchase Common Stock are a component of the Company's executive long-term, equity based compensation programs. The Committee views the grant of stock options as an incentive that serves to align the interests of executive officers with the Company's goal of enhancing stockholder value.

The Committee reviews and acts upon recommendations by the Chief Executive Officer with regard to the grant of stock options to executive officers (other than to himself and Todd Leto). Stock option award levels are determined based on market data, vary among participants based on their positions, performance and contribution, and responsibilities within the Company and previous stock option grants (if any) and are granted at the Committee's regularly scheduled April meeting. On occasion, options are awarded at other times throughout the year for exceptional performance. Newly hired or promoted executives, other than executive officers, receive their award of stock options on either their first day of regular employment or the day the award is approved by the Compensation Committee. The Compensation Committee does not "time" grants.

Options are awarded at the Nasdaq exchange's closing price of the Common Stock on the date of the grant and reflect fair market value ("FMV"). Options will only have value to an executive officer if the stock price increases over the exercise price. The Committee has never granted options with an exercise price that is less than the closing price of the Common Stock on the grant date nor has it granted options which are priced on a date other than the grant date. The majority of the options granted by the Committee vest at a rate of 25% per year on each of the first four anniversaries of the date of grant, provided that the option holder is a GTSI employee on the vesting date. The option term is typically seven years. Vesting ceases upon termination of employment and vested options can be exercised within three months of termination. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights or dividends.

Stock Incentive Program

Given the recent industry trend to move away from stock options as a key component of an executive compensation program, in 2005 the Committee initiated a review of other stock incentive programs from Longnecker. As a result, in 2005 stockholders approved the addition of a stock incentive program to the Company's then existing 1996 Stock Option Plan (which was changed to the title "1996 Stock Incentive

Plan"), that provides for options and alternative incentive programs to encourage performance and improve retention of key executives.

The Board, in February 2007, approved the amendment to the 1996 Stock Incentive Plan to provide for stock appreciation rights as a component of the stock incentive program and as a component of the 2007 LTIP program and stockholders approved the Board's action at the 2007 annual stockholders meeting. A full description of the Plan, as amended by the 2007 Incentive Plan, was provided in GTSI's 2007 proxy soliciting material.

Under the 2007 Incentive Plan, the Company may, upon approval by the Compensation Committee (except for awards made to the Chief Executive Officer that requires the Board's approval) make stock awards in the form of restricted stock, restricted stock units, or performance awards to select participants, including the named executive officers, whose annual non-equity incentive compensation represents a portion of their total annual compensation. Under the stock incentive program, participants may be awarded a number of shares based on the individual's performance or as part of the annual review of the executive's compensation portfolio.

On August 5, 2009, the Company granted in the aggregate 145,000 stock option awards to its named executive officers with a vesting rate of 33 1/3% per year on each of the first three anniversaries of the date of grant, provided that the option holder remains a GTSI employee on the vesting date. The stock option awards were issued with an exercise price of $6.40 per share, the closing market price per share on August 5, 2009.

Also on August 5, 2009, the Company granted in the aggregate 145,000 performance-based stock option awards to its named executive officers. The performance-based stock option awards are conditioned on the Company meeting a cumulative target of earnings before taxes for the three years ending December 31, 2011. Upon the Compensation Committee's determination that the Company has met the cumulative target of earnings before taxes on or before December 31, 2011, the performance-based stock option awards will vest at a rate of 33 1/3% per year on each of the first three anniversaries of such determination date. If the cumulative target of earnings before taxes is met, the performance-based stock option awards will have an exercise price of $6.40 per share, the closing market price per share on August 5, 2009. On the grant date, the Compensation Committee did not believe that it was "probable" that the Company would meet the cumulative target of earnings before taxes on or before December 31, 2011.

Insurance, Retirement and other employee benefits

GTSI's named executive officers generally do not receive any special benefits. GTSI offers broad based benefits to all its employees and executives are eligible to participate on the same basis. The Company does not offer a retirement program. However the Company does provide certain named executive officers with perquisites and other personal benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews and benchmarks the levels of perquisites and other personal benefits provided to named executive officers via its external executive consultant.

The named executive officers are provided annual executive physicals (by a certified third party), supplemental disability insurance and long-term care insurance. During 2009, the Company's Chief Executive Officer, Mr. Leto, had the following additional benefits: $15,000 annual car allowance (plus gross up for taxes which was announced on February 15, 2008); $50,000 (plus gross up for taxes which was announced on February 15, 2008) annual long-term extended-stay residence in the Northern Virginia area; and $50,000 annual budget for travel to and from Mr. Leto's primary residence and his Northern Virginia long-term extended-stay residence. Additionally GTSI pays for various strategic business club memberships.

Severance and Change of Control Provisions for Named Executive Officers

See disclosure on page 35 titled: **EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS.**

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Internal Revenue Code Section 162(m), which provides that a publicly held corporation such as the Company will not be allowed a federal income tax deduction for compensation paid to the chief executive officer or one of the four most highly compensated officers (other than the chief executive officer) to the extent that compensation (including stock-based compensation) paid to each such officer exceeds $1 million in any year unless such compensation was based on performance goals. The 2007 Incentive Plan is designed so that amounts realized on the award of shares and the exercise of options granted thereunder may qualify as "performance-based compensation" that is not subject to the deduction limitation of Section 162(m). The Committee intends to evaluate other elements of compensation in light of Section 162(m) but may enter into arrangements that do not satisfy exceptions to Section 162(m), as the Committee determines to be appropriate.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments including its LTIP, stock option and stock incentive programs, in accordance with the requirements of FASB ASC 718, Compensation – Stock Compensation.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Executive Compensation and Related Information above, which includes the Compensation Discussion and Analysis, with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Executive Compensation and Related Information be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Daniel R. Young, Chairman
Lloyd Griffiths
John Toups

SUMMARY COMPENSATION TABLE

The following table sets forth certain information for the year ended December 31, 2009 concerning compensation paid or accrued by the Company to or on behalf of: (a) the Company's Chief Executive Officer ("CEO"), and (b) the Company's Chief Financial Officer ("CFO"), and (c) the three most highly compensated executive officers other than the CEO and CFO whose compensation during 2009 exceeded $100,000 (collectively, the "Named Executive Officers"). Discussion about this table and the Grants of Plan-Based Awards table (below) are set out in the above Compensation Discussion and Analysis section.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)	Bonus ($)(2) (d)	Stock Awards ($) (4) (e)	Option Awards ($) (4) (f)	Non-Equity Incentive Plan Compensation ($)(2)(3) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(5) (i)	Total ($) (j)
James Leto (6) CEO	2009	525,000	0	0	54,144(7)	656,250	0	126,067(8)	1,361,461
	2008	524,439	0	0	0	802,058(9)	0	125,594(10)	1,452,091
	2007	497,727	0	951,386	1,443,899	642,500	0	123,882(11)	3,659,394
Scott Friedlander President and COO	2009	340,000	0	0	81,216(12)	318,750	0	8,225(13)	748,191
	2008	340,000	0	0	0	399,771(14)	0	7,850(15)	747,621
	2007	301,705	0	378,175	573,948	215,642	0	7,878(16)	1,477,348
Peter Whitfield Senior Vice President and CFO	2009	250,000	0	0	81,216(17)	159,456(18)	0	8,225(19)	498,897
	2008	199,623	17,500(20)	29,981	85,087	144,431	0	5,750	482,372
Todd Leto Senior Vice President	2009	279,375	0	0	135,360(21)	245,000	0	13,927(22)	673,662
	2008	250,000	0	0	0	295,714(23)	0	9,169(24)	554,883
Charles DeLeon Senior Vice President and General Counsel	2009	249,792	0	0	40,608(25)	156,250	0	8,225(26)	454,875

[1] Includes amounts, if any, deferred by the Named Executive Officer pursuant to the Company's 401(k) plan.

[2] Bonuses and Incentives under any Executive Bonus Plan are based on corporate and individual performance. See "Compensation Discussion and Analysis."

[3] For Year 2007, includes incentive earned in 2007, but paid in 2008; for Year 2008, includes incentive earned in 2008, but paid in 2009; and for Year 2009, includes incentive earned in 2009, but paid in 2010.

[4] Amount reflects the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used in the calculations of these amounts see Note 10 to the Company's audited consolidated financial statements for the fiscal year ended December 31, 2009, included in the Company's Annual Report on Form 10-K.

[5] All other Compensation includes Company contribution to 401(k), if any, which in each is less than $10,000 per person.

[6] Mr. Leto resigned as CEO on February 15, 2010; he remains as an employee until May 31, 2010.

[7] The grant date fair value of the performance-based stock option award based on the "probable" outcome is $0 and based on the "maximum" outcome is $71,424.

[8] Amount includes housing allowance ($50,000), car allowance ($15,000), and commuting allowance ($50,000). Other perquisites include club membership, physical exam, and supplemental disability insurance.

[9] A portion of the 2008 non-equity incentive award was paid in restricted shares which were issued and vested immediately on 1/30/2009. A total of 2,848 shares were issued totaling $16,376.

[10] Amount includes housing allowance ($50,000), car allowance ($15,000), and commuting allowance ($50,000). Other perquisites include club memberships, physical exam, and supplemental disability insurance.

[11] Amount includes housing allowance ($50,000), car allowance ($15,000), commuting allowance ($50,000), and relocation ($2,084). Other perquisites include club memberships, physical exam, and supplemental disability insurance.

[12] The grant date fair value of the performance-based stock option award based on the "probable" outcome is $0 and based on the "maximum" outcome is $107,136.

[13] Amount includes perquisites of physical exam, and supplemental disability insurance.

[14] A portion of the 2008 non-equity incentive award was paid in restricted shares which were issued and vested immediately on 1/30/2009. A total of 1,355 shares were issued totaling $7,791.

[15] Amount includes perquisites of physical exam, and supplemental disability insurance.

[16] Amount includes perquisites of physical exam, and supplemental disability insurance.

[17] The grant date fair value of the performance-based stock option award based on the "probable" outcome is $0 and based on the "maximum" outcome is $107,136.

[18] Amount includes an MBO payment.

[19] Amount includes perquisites of physical exam, and supplemental disability insurance.

[20] Amount reflects bonus for duties as Interim CFO and year-end audit.

[21] The grant date fair value of the performance-based stock option award based on the "probable" outcome is $0 and based on the "maximum" outcome is $178,560.

[22] Amount reflects perquisites of club membership, physical exam, and supplemental disability insurance.

[23] A portion of the 2008 non-equity incentive award was paid in restricted shares which were issued and vested immediately on 1/30/2009. A total of 996 shares were issued totaling $5,727.

[24] Amount includes perquisites of club membership, physical exam, and supplemental disability insurance.

[25] The grant date fair value of the performance-based stock option award based on the "probable" outcome is $0 and based on the "maximum" outcome is $53,568.

[26] Amount includes perquisites of physical exam, and supplemental disability insurance.

NOTE: Stock Award compensation is included in Option Exercises and Stock Vested table

			GRANTS OF PLAN-BASED AWARDS									
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (7)			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name (a)	Grant Date (b)	Approval Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stocks or Units (#) (i)(1)	All Other Option Awards: Number of Securities Underlying Options (#) (j)(1)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)(l)
James Leto	8/5/09									20,000(2)	6.40	54,144
	8/5/09						20,000				6.40	0
				525,000	1,050,000							
Scott Friedlander	8/5/09									30,000(3)	6.40	81,216
	8/5/09						30,000				6.40	0
				255,000	510,000							
Peter Whitfield	8/5/09									30,000(4)	6.40	81,216
	8/5/09						30,000				6.40	0
				125,000	250.000							
Todd Leto	8/5/09									50,000(5)	6.40	135,360
	8/5/09						50,000				6.40	0
				196,000	392,000							
Charles DeLeon	8/5/09									15,000(6)	6.40	40,608
	8/5/09						15,000				6.40	0
				130,000	260,000							

(1) All grants were made under the 2007 Amended and Restated Stock Incentive Plan.
(2) Shares vest as follows: 6,666 on 8/5/2010, 6,667 on 8/5/2011, and 6,667 on 8/5/2012.
(3) Shares vest as follows: 10,000 on 8/5/2010, 10,000 on 8/5/2011, and 10,000 on 8/5/2012.
(4) Shares vest as follows: 10,000 on 8/5/2010, 10,000 on 8/5/2011, and 10,000 on 8/5/2012.
(5) Shares vest as follows: 16,667 on 8/5/2010, 16,666 on 8/5/2011, and 16,667 on 8/5/2012.
(6) Shares vest as follows: 5,000 on 8/5/2010, 5,000 on 8/5/2011, and 5,000 on 8/5/2012.
(7) Target represents attainment of 100% of Annual Short Term Incentive Plan; maximum represents attainment of 200% of Annual Short Term Incentive Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END									
OPTION AWARDS						STOCK AWARDS			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) (j)
	15,000	0	0	6.20	5/15/2011			0	0
	10,000	0	0	8.48	5/9/2012			0	0
	10,000	0	0	8.30	5/9/2013			0	0
	10,000	0	0	10.15	5/10/2014			0	0
James Leto	268,000	132,000(1)	0	6.75	4/28/2013			0	0
	83,035	124,553(2)	0	9.60	2/2/2014			0	0
						47,216(3)	234,191	0	0
	0	20,000(4)	0	6.40	8/5/2016			0	0
			20,000(5)	6.40	12/31/2018				
	15,000	0	0	11.30	1/28/2010			0	0
	15,000	0	0	12.48	12/1/2010			0	0
	53,600	26,400(6)	0	8.09	7/21/2012			0	0
	30,000	10,000(7)	0	6.75	4/28/2013			0	0
Scott Friedlander						4,620(8)	22,915	0	0
	33,006	49,510(9)	0	9.60	2/2/2014			0	0
						18,768(10)	93,089	0	0
	0	30,000(11)	0	6.40	8/5/2016			0	0
			30,000(12)	6.40	12/31/2018				
	7,500	7,500(13)	0	11.00	3/22/2014			0	0
	7,265	10,899(14)	0	9.60	2/2/2014			0	0
						4,132(15)	20,495	0	0
Peter Whitfield	6,250	18,750(16)	0	5.55	10/29/2015			0	0
	3,113	12,456(17)	0	9.60	10/29/2015			0	0
						4,322(18)	21,437	0	0
	0	30,000(19)	0	6.40	8/5/2016			0	0
			30,000(20)	6.40	12/31/2018				
	20,000	0	0	8.79	7/8/2010			0	0
	5,000	0	0	12.10	3/19/2011			0	0
						1,650(21)	8,184	0	0
						4,620(22)	22,915	0	0
Todd Leto	15,000	5,000(23)	0	6.75	4/28/2013			0	0
	25,948	38,923(24)	0	9.60	2/2/2014			0	0
						14,755(25)	73,185	0	0
	0	50,000(26)	0	6.40	8/5/2016			0	0
			50,000(27)	6.40	12/31/2018				
	5,000	0	0	11.30	1/28/2010			0	0
	5,000	0	0	12.10	3/19/2011			0	0
	10,000	0	0	11.34	6/29/2011			0	0
	10,050	4,950(28)	0	8.09	7/21/2012			0	0
Charles DeLeon	15,000	5,000(29)	0	6.75	4/28/2013			0	0
	19,098	28,647(30)	0	9.60	2/2/2014			0	0
						10,860(31)	53,866	0	0
	0	15,000(32)	0	6.40	8/5/2016			0	0
			15,000(33)	6.40	12/31/2018				

(1) Shares vest as follows: 132,000 on 4/28/2010.
(2) SSARs vest as follows: 41,517 on 2/2/2010, 41,518 on 2/2/2011 and 41,518 on 2/2/2012.
(3) Shares vest as follows: 15,739 on 2/2/2010, 15,738 on 2/2/2011 and 15,739 on 2/2/2012.
(4) Shares vest as follows: 6,666 on 8/5/2010, 6,667 on 8/5/2011 and 6,667 on 8/5/2012.
(5) Assuming the performance condition is met, the award will vest at a rate of 33 1/3% per year on each of the first three anniversaries of the date the Compensation Committee determines that the performance condition has been met. See "Compensation Discussion and Analysis – Stock Incentive Program."
(6) Shares vest as follows: 26,400 on 7/21/2010.
(7) Shares vest as follows: 10,000 on 4/28/2010.
(8) Shares vest as follows: 2,310 on 7/20/2010 and 2,310 on 7/20/2011.
(9) SSARs vest as follows: 16,503 on 2/2/2010, 16,503 on 2/2/2011 and 16,504 on 2/2/2012.
(10) Shares vest as follows: 6,256 on 2/2/2010, 6,256 on 2/2/2011 and 6,256 on 2/2/2012.
(11) Shares vest as follows: 10,000 on 8/5/2010, 10,000 on 8/5/2011 and 10,000 on 8/5/2012.
(12) Assuming the performance condition is met, the award will vest at a rate of 33 1/3% per year on each of the first three anniversaries of the date the Compensation Committee determines that the performance condition has been met.
(13) Shares vest as follows: 3,750 on 3/22/2010 and 3,750 on 3/22/2011.
(14) SSARs vest as follows: 3,633 on 2/2/2010, 3,633 on 2/2/2011 and 3,633 on 2/2/2012.
(15) Shares vest as follows: 1,377 on 2/2/2010, 1,377 on 2/2/2011 and 1,378 on 2/2/2012.
(16) Shares vest as follows: 6,250 on 10/29/2010, 6,250 on 10/29/2011 and 6,250 on 10/29/2012.
(17) SSARS vest as follows: 3,113 on 10/29/2010, 3,113 on 10/29/2011, 3,115 on 10/29/2012 and 3,115 on 10/29/2013.
(18) Shares vest as follows: 1,080 on 10/29/2010, 1,080 on 10/29/2011, 1,081 on 10/29/2012 and 1,081 on 10/29/2013.
(19) Shares vest as follows: 10,000 on 8/5/2010, 10,000 on 8/5/2011 and 10,000 on 8/5/2012.
(20) Assuming the performance condition is met, the award will vest at a rate of 33 1/3% per year on each of the first three anniversaries of the date the Compensation Committee determines that the performance condition has been met.
(21) Shares vest as follows: 1,650 on 7/21/2010.
(22) Shares vest as follows: 2,310 on 7/20/2010 and 2,310 on 7/20/2011.
(23) Shares vest as follows: 5,000 on 4/28/2010.
(24) SSARS vest as follows: 12,974 on 2/2/2010, 12,974 on 2/2/2011 and 12,975 on 2/2/2012.
(25) Shares vest as follows: 4,918 on 2/2/2010, 4,918 on 2/2/2011 and 4,919 on 2/2/2012.
(26) Shares vest as follows: 16,667 on 8/5/2010, 16,666 on 8/5/2011 and 16,667 on 8/5/2012.
(27) Assuming the performance condition is met, the award will vest at a rate of 33 1/3% per year on each of the first three anniversaries of the date the Compensation Committee determines that the performance condition has been met.
(28) Shares vest as follows: 4,950 on 7/21/2010.
(29) Shares vest as follows: 5,000 on 4/28/2010.
(30) SSARS vest as follows: 9,549 on 2/2/2010, 9,549 on 2/2/2011 and 9,549 on 2/2/2012.
(31) Shares vest as follows: 3,620 on 2/2/2010, 3,620 on 2/2/2011 and 3,620 on 2/2/2012.
(32) Shares vest as follows: 5,000 on 8/5/2010, 5,000 on 8/5/2011 and 5,000 on 8/5/2012.
(33) Assuming the performance condition is met, the award will vest at a rate of 33 1/3% per year on each of the first three anniversaries of the date the Compensation Committee determines that the performance condition has been met.

OPTION EXERCISES AND STOCK VESTED				
	OPTION AWARDS		STOCK AWARDS	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Jim Leto	30,000	64,680	18,586	90,494
Scott Friedlander	0	0	9,991	49,371
Peter Whitfield	0	0	2,457	16,050
Todd Leto	0	0	9,944	50,967
Charles DeLeon	0	0	4,304	20,815

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about Common Stock that has been issued as restricted stock and that may be issued upon future grants of stock incentive awards and future exercise of options under the Company's equity compensation plans as of December 31, 2009, including the Company's 1997 Stock Option Plan, Amended and Restated 2007 Stock Incentive Plan (formerly the 1996 Stock Incentive Plan), 1994 Stock Option Plan and the Company's Employee Stock Purchase Plan.

Plan Category	**Number of Shares to be Issued upon Exercise of Outstanding Options/ Restricted Stock (a)**	**Weighted Average Exercise Price of Outstanding Options/ Restricted Stock (b)**	**Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a)) (c)**
Equity compensation plans approved by stockholders	2,388,028	$8.25	133,570
Equity compensation plans not approved by stockholders[1]	9,000	$9.14	N/A
Total	2,397,028	$4.35	133,570

1 Represents an aggregate of shares issuable under options granted from time to time to persons not previously employed by the Company, as an inducement essential to such persons entering into offer letters or employment agreements with the Company.

COMMON STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Common Stock as of February 21, 2010 (except as noted otherwise) by: (a) each person who is known by the Company to own beneficially more than 5% of the outstanding Common Stock; (b) each of the Company's directors who owns Common Stock; (c) each of the executive officers named in the Summary Compensation Table; and (d) all current directors and executive officers of the Company as a group.

Name of Beneficial Owner[1]	Shares Beneficially Owned	Percent of Class
Linwood A. ("Chip") Lacy, Jr.[2] c/o Solomon, Ward, Seidenwurm & Smith 401 B Street Suite 1200 San Diego, CA 92101	1,419,600	14.5%
T. Rowe Price 100 Light Street Baltimore, MD 21202	950,000	9.7%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	833,541	8.5%
M. Dendy Young c/o Charles Schwab & Co. ATTN: Thomas Farley Bethesda, MD 20814	783,284	8.0%
Franklin Advisors 1 Franklin Parkway San Mateo, CA 94402	625,000	6.4%
James J. Leto[3]	545,920	5.3%
Lee Johnson[4]	194,265	2.0%
Scott Friedlander[5]	181,609	1.8%
John M. Toups[6]	118,665	1.2%
Todd Leto[7]	110,674	1.1%
Steven Kelman, Ph.D.[8]	102,446	1.0%
Daniel R. Young[9]	86,665	*
Charles DeLeon[10]	83,087	*
Thomas L. Hewitt[11]	45,665	*
Peter Whitfield[12]	44,364	*
Barry L. Reisig[13]	39,665	*
Joseph "Keith" Kellogg, Jr.[14]	26,665	*
Lloyd Griffiths[15]	6,666	*
All Directors and Executive Officers as a group (14 persons)[16]	3,005,956	27.7%

*Less than one percent.

[1] Such persons have sole voting and investment power with respect to all Common Stock shown as being beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

[2] Excludes 399,514 shares owned by the Linwood A. Lacy, Jr. 2004 Charitable Lead Annuity Trust; Mr. Lacy has no beneficial interest in such shares.

[3] Includes 437,552 shares for which options/SSARs are exercisable or become exercisable within 60 days after February 21, 2010.

[4] Includes 60,100 shares for which options are exercisable or become exercisable within 60 days after February 21, 2010 and 3,333 restricted shares.

[5] Includes 148,109 shares for which options/SSARs are exercisable or become exercisable within 60 days after February 21, 2010.

[6] Includes 62,000 shares for which options are exercisable or become exercisable within 60 days after February 21, 2010 and 3,333 restricted shares.

[7] Includes 78,922 shares for which options/SSARs are exercisable or become exercisable within 60 days after February 21, 2010.

[8] Includes 60,000 shares for which options are exercisable or become exercisable within 60 days after February 21, 2010 and 3,333 restricted shares.

[9] Includes 50,000 shares for which options are exercisable or become exercisable within 60 days after February 21, 2010 and 3,333 restricted shares.

[10] Includes 68,697 shares for which options/SSARs are exercisable or become exercisable within 60 days after February 21, 2010.

[11] Includes 20,000 shares for which options are exercisable or become exercisable within 60 days after February 21, 2010, and 3,333 restricted shares.

[12] Includes 31,511 shares for which options/SSARs are exercisable or become exercisable within 60 days after February 21, 2010.

[13] Includes 20,000 shares for which options are exercisable or become exercisable within 60 days after February 21, 2010 and 3,333 restricted shares.

[14] Includes 10,000 shares for which options are exercisable or become exercisable within 60 days after February 21, 2010 and 3,333 restricted shares.

[15] Includes 3,333 restricted shares.

[16] Includes 1,073,555 shares, comprising of shares for which options/SSARs are exercisable or become exercisable within 60 days after February 21, 2010 and restricted shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Exchange Act Section 16(a) requires the Company's directors and officers, and persons who own more than 10% of the Common Stock, to file with the SEC reports concerning their beneficial ownership of the Company's equity securities. Directors, officers and greater than 10% beneficial owners are required by SEC regulations to furnish the Company with copies of all such SEC reports they file. Pursuant to Item 405 of SEC Regulation S-K, the Company is required in this Proxy Statement to provide disclosure of "insiders" who do not timely file such reports. Based solely on a review of Forms 3 and 4 and amendments thereto furnished to the Company during 2009, Lloyd Griffiths, Thomas Hewitt, Lee Johnson, Joseph "Keith" Kellogg, Steven Kelman, Barry Reisig, John Toups, and Daniel Young failed to file timely a Form 4 regarding a grant of restricted stock, which was filed promptly thereafter. Scott Friedlander, James Leto, Todd Leto and Peter Whitfield failed to file timely a Form 4 regarding a grant of restricted stock. Thereafter their Form 4's were filed. Todd Leto failed to file timely a Form 3 and thereafter his Form 3 was filed.

EXECUTIVE OFFICERS

The Company's executive officers, and certain information about each of them, are as follows:

Name	Age	Title
Scott Friedlander	50	President and Chief Executive Officer
Peter Whitfield	51	Senior Vice President and Chief Financial Officer
Todd Leto	42	Senior Vice President, Sales, Marketing and Operations
Charles DeLeon	45	Senior Vice President, General Counsel and Corporate Secretary

Officers are appointed by and serve at the discretion of the Board, except that officers at the Vice President level are appointed by and serve at the discretion of the Chief Executive Officer.

For information concerning Mr. Leto, see "Election of Directors."

Mr. Friedlander joined the Company in 2001 as Vice President, Sales, Technology Teams. He was promoted in 2003 to Group Vice President, Sales, Enterprise Technology Practices. In July 2005 he was promoted to Executive Vice President, Sales; to President and Chief Operating Officer as of December 1, 2007; and to President and Chief Executive Officer February 16, 2010. From February 2000 until June 2001, he served as Executive Vice President of Sideware Corp., an internet customer service system company. From 1982 until 2000, Mr. Friedlander was employed by Xerox Corp., where he was promoted to Vice President/General Manager.

Mr. Whitfield joined the Company in March of 2007 as Division Vice President, Internal Audit and Process. He was promoted to Vice President, Financial Planning, Analysis and Internal Audit in June of 2008. In September of 2008, he was appointed Vice President and Interim CFO and in October of 2008, he was promoted to Senior Vice President and CFO. From October 2003 to June 2004, he served as a consultant for Worldcom, Inc. From June to September 2004, he served as Sr. Director of Procurement for Inphonic, Inc., then from September 2004 until May 2005, he served as Vice President of Fulfillment and from May 2005 until July 2006, he served as Sr. Vice President of Operations. From August 2006 until March 2007, he served as a Financial Consultant for GTSI Corp.

Mr. James "Todd" Leto joined the Company in August of 2002 as Vice President, Integrator Solutions Group. He was promoted to Senior Vice President, Sales in January 2005. From February 2001 until July 2002, he served as a Senior Director, State & Local Sales, for Peregrine Systems, a software company. Additionally, he spent seven years at Oracle Corporation in positions of ascending responsibility culminating with Regional Sales Manager where he was responsible for one-third of Oracle's federal practice.

Mr. DeLeon joined the Company in 2001 as Deputy General Counsel. He was promoted to General Counsel in 2004, Vice President in 2004, Senior Vice President and General Counsel in 2007. Mr. DeLeon supervises the Contracts & Legal Department. Prior to joining GTSI, Mr. DeLeon served as General Counsel, CyBiz, Inc., and as a Senior Counsel, PSINet Inc. Mr. DeLeon was also Federal Counsel, EDS Federal Director, and prior to that worked for the Federal Government.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee during the 2009 fiscal year were: Daniel Young (Chairperson) for all of fiscal 2009; Thomas Hewitt through April 2009; Steven Kelman through April 2009; Lloyd Griffiths from April 2009 through December 2009; and John Toups from April 2009 through December 2009. No member of this committee was at any time during the 2009 fiscal year or at any other time an officer or employee of the Company, and no member of this committee had any relationship with GTSI requiring disclosure under Item 404 of SEC Regulation S-K. No executive officer of GTSI has served on the board of directors or compensation committee of any other entity that has or has had one of more executive officers who served as a member of the Board or its Compensation Committee during the 2009 fiscal year.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

Employment Agreements, Severance Agreements and Change-of-Control Arrangements

The following is a description of the employment agreements and change-of-control arrangements with respect to each named executive officer. The amount of compensation payable to each named executive officer upon termination without cause, termination for good reason and various change-of-control scenarios is shown below. The amounts shown assume that such termination was effective as of December 31, 2009, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

James Leto

Effective as of February 16, 2006, the Company entered into an employment agreement with Mr. Leto. The agreement had an initial term of one year and thereafter its term would be automatically extended for a period of 12 months commencing on the first anniversary of the effective date and on each successive anniversary, unless either party gave notice that the agreement would not be renewed.

Mr. Leto resigned as CEO effective February 15, 2010. In connection with his retirement, Mr. Leto's employment agreement terminated and he and the Company entered into a transition agreement dated as of January 20, 2010 under which Mr. Leto will receive (a) a base salary at his current rate of $525,000 per annum through March 31, 2010, and (b) a base salary at the rate per annum of $393,750 from April 1, 2010 to May 31, 2010, his last day as an employee. As an employee, Mr. Leto is eligible to receive all applicable Company employee benefits through May 31, 2010, including the rights to any vesting of options to purchase GTSI common stock and awards of GTSI common stock currently held by Mr. Leto under the company's Stock Incentive Plan.

Mr. Leto will provide consulting services to the Company during the period from June 1, 2010 until December 31, 2010. As a consultant, he will be paid an aggregate consulting fee of $131,250, to be paid over the seven-month period.

If the Company terminates Mr. Leto's employment before May 31, 2010 or consulting services before December 31, 2010 for "non-performance," Mr. Leto will be entitled to receive only payment of accrued but unpaid base salary or, as the case may be, consulting fees, and any other payments required by applicable law. If Mr. Leto's employment or consulting services terminate because of his death or disability, his estate or he will continue to be entitled to receive the above-referenced compensation and benefits.

The following table sets forth the estimated payments and benefits that would be provided to Mr. Leto if his employment had been terminated on December 31, 2009, by the Company without cause or Mr. Leto for good reason.

Annual Base Salary ($)[1]	Prior 12 month short term incentive earned ($)[2]	Total ($)
525,000	656,250	1,181,250

[1] In 2009, Mr. Leto was entitled to a base salary of $525,000.
[2] The amount represents Mr. Leto's historical 12 month short term incentive earned as of December 31, 2009.

CEO Change of Control

Under his employment agreement (which was terminated in February 2010), Mr. Leto would have been entitled to the benefits set forth in the table above if he had terminated his employment agreement for good reason after any of the following events (a "Change of Control"), had occurred:

- Any "person," including a "group," as such terms are defined in Sections 13(d) and 14(d) of the Exchange Act and the rules promulgated thereunder, other than Linwood A. Lacy, Jr. and his affiliates or a trustee or other fiduciary holding the Company's voting securities under any employment benefit plan, becomes the beneficial owner, as defined under the Exchange Act, directly or indirectly, whether by purchase or acquisition or agreement to act in concert or otherwise, of 35% or more of the outstanding Company's voting securities;
- The Company's stockholders approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Company's voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being exchanged for securities of the surviving entity) more than 50% of the combined voting power of the Company or such surviving entity outstanding immediately after such merger or consolidation; or
- The Company's stockholders approve an agreement to merge, consolidate, liquidate, or sell all or substantially all of the Company's assets.

Under his employment agreement, "good reason" included the assignment of duties materially inconsistent with his position and status with the Company prior to the Change of Control, without Mr. Leto's consent.

Mr. Leto and the Company also entered into a Change of Control Agreement providing, in addition to the change of control payments and benefits noted above, for the immediate vesting of unvested stock options awarded in 2006, and subsequent awards if any, upon a change of control. Under the Change of Control Agreement (which has terminated), the equity vesting would have occurred if Mr. Leto was terminated without cause or he terminated his employment for "good reason." The definition of "change of control" and "good reason" were the same as above under the heading "CEO Change of Control". Mr. Leto was also entitled to a tax gross up payment if excise taxes were payable on these benefits after the change of control.

2009 Annual Base Salary ($)[1]	Historical 12 month incentive (EBT) earned ($)[2]	Equity vesting ($)[3]	Restricted share vesting ($)[4]	Total ($)
525,000	656,250	0	234,191	1,415,441

[1] Lump sum one year base salary (2009) payable under the Employment Agreement.
[2] The amount represents historical 12 month short term incentive earned as of December 31, 2009 payable under the Employment Agreement.
[3] The amount represents the value of stock options and SSARs that would vest automatically pursuant to the Change of Control Agreement using the stock price of $4.96 per share on December 31, 2009 payable under the Change of Control Agreement.
[4] The amount represents the value of restricted shares that would vest automatically pursuant to the Change of Control Agreement using the stock price of $4.96 per share on December 31, 2009 payable under the Change of Control Agreement.

If Mr. Leto had been terminated for cause, the Company would have had no obligations to Mr. Leto other than reimbursement of expenses incurred prior to such termination.

Scott Friedlander, Peter Whitfield, Todd Leto and Charles DeLeon

The Company has entered into Change of Control Agreements and Severance Agreements with certain key employees, including the named executive officers, including Mr. Scott Friedlander. The Change of Control Agreements and Severance Agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under the Change of Control Agreements for the named executive officers is provided under the heading "Change of Control."

Severance Agreements

As of March 2006, each of the named executive officers and two other officers also have a Severance Agreement.

The Company entered into a Severance Agreement with Messrs. Todd Leto and Charles DeLeon; each of whom are referred to as an "executive" for purposes of this discussion. Mr. Friedlander and Mr. Whitfield, each have an Employment Agreement (as discussed below), with severance provision as described below.

The agreement with each executive entitles the executive to a severance package if they are terminated by GTSI without "cause," or are notified of one of the following conditions, and as a result, resign from GTSI within 30 calendar days of such notice ("resignation"):

- The executives' annual base salary is reduced by more than 20% from its then current amount;
- The executives' duties, responsibilities, authority, reporting structure, title (excluding any minor or inadvertent action which is remedied by the Company immediately after notice by the executive) are significantly or meaningfully, as reasonably determined by the Company, reduced by the Company;

- The Company asks the executive to permanently relocate to a different GTSI work site that would increase the executives' one-way commute distance by more than 35 miles from their then principal residence.

In the event of the executives' termination or resignation, the Company will pay the executive a severance payment in an amount equal to six months of the executives' then current annual base salary (12 months for Scott Friedlander) (the "Severance Compensation"). The lump sum payment will be subject to standard withholdings and deductions.

The Company's obligation to pay this Severance Compensation is subject to an effective release from the executive.

In the case of a Change of Control, as defined below, the terms of the Change of Control Agreement will supersede the terms of the executives' Severance Agreement.

The following table sets forth the estimated payment to the executive if the Severance Agreement had been invoked on December 31, 2009:

Name	Cash Benefit ($)
Scott Friedlander	340,000[1]
Peter Whitfield	125,000[2]
Todd Leto	140,000[2]
Charles DeLeon	125,000[2]

[1] The amount represents twelve months of base salary, paid out in a lump sum.
[2] The amount represents six months of base salary, paid out in a lump sum.

Employment Agreements

2008

The Company and Mr. Whitfield entered into an employment agreement pursuant to which Mr. Whitfield has agreed to serve as Chief Financial Officer effective October 29, 2008. Pursuant to the agreement, the Company pays Mr. Whitfield a salary at the annual rate of $250,000 and during the term of the agreement, Mr. Whitfield will have a targeted annual incentive of up to $125,000 at 100% achievement, or $250,000 at 200% achievement, subject to the Company's then existing incentive plan attainment level.

The Company will also provide Mr. Whitfield with a severance payment equal to six months of base salary for a termination without cause, as defined in the agreement, and in the case of termination without cause under a change of control occurrence (as defined in the agreement), a severance equal to 15 months of total targeted compensation. In addition, the Company will provide Mr. Whitfield with the employee benefits accorded other senior executive officers of the Company.

As part of Mr. Whitfield's employment agreement, he received 25,000 options under the Company's Amended and Restated 2007 Stock Incentive Plan in October 2008, and 5,402 restricted stock shares and 15,569 stock settled appreciation rights under the Company's Long-Term Incentive Plan. Such awards are subject to the Company's standard vesting periods. Descriptions of these plans are located in the Company's previous definitive proxy statement filed with the SEC on March 31, 2008.

2007

The Company and Mr. Friedlander entered into an employment agreement, effective December 1, 2007, pursuant to which Mr. Friedlander agreed to serve as President and Chief Operating Officer (the "Agreement"). Pursuant to the Agreement, the Company was to pay Mr. Friedlander an annual base salary of $340,000 and a targeted incentive up to $255,000, subject to the Company's then existing incentive plan attainment level. In January 2010, the Board appointed Mr. Friedlander as CEO effective as of February 16, 2010 and agreed to pay Mr. Friedlander an annual salary of $400,000, and a targeted incentive up to $450,000.

The Company will also provide Mr. Friedlander with a severance payment equal to 12 months of annual base salary for a termination without cause, as defined in the Agreement, and in the case of termination without cause under a change of control occurrence (as defined in the Agreement), a severance equal to 18 months of total targeted compensation. In addition, the Company provides Mr. Friedlander with the employee benefits accorded other senior executive officers of the Company.

Change of Control

The Compensation Committee and the Board have approved change of control agreements with the current four named executive officers, other than Mr. Scott Friedlander, and nine other officers. These agreements provide that if, within six months prior to or 18 months following a change of control, such officer is terminated as an employee of the Company other than for cause, or the officer resigns because his or her compensation is reduced, his or her responsibilities are substantively diminished, or he or she is required to relocate, he or she will receive specific payments based on his or her then current annual base salary and targeted annual bonus. Each of Messrs. Whitfield, Todd Leto and DeLeon are referred to as an "executive" for purposes of this discussion.

The Change of Control Agreement provides, without changing the nature of the at-will employment relationship, that in connection with a Change of Control, the executive will be entitled to the cash benefits, health insurance benefits, gross-up benefits as well as immediate vesting of any outstanding stock options, restricted stock or SSARs, as described below.

If during or following a Change of Control, the executive is terminated for Cause, the Company will have no obligations to such executive other than reimbursement of expenses incurred prior to such termination. If an executive resigns (other than for Good Reason), he will not be entitled to further compensation except as may be provided by the terms of any benefit plans of the Company in which he participates and for salary accrued but unpaid through the date of resignation and reimbursement of expenses incurred prior to such date.

Change of Control Termination Benefits. If an executive's employment with the Company is terminated without Cause, or the executive resigns for Good Reason during the Change of Control Period, or events leading to executive's resignation for Good Reason are effected in anticipation of a Change of Control, including an attempt to avoid the Company's or its successor's obligations under the Change of Control Agreement, the following will occur:

(a) As of December 31, 2009, the Company was obligated to provide to the executives a severance payment equal to a set amount of the executive's then annual total target compensation as set forth in the table below. In the case of Mr. Friedlander the amount is based on 18 months, and for Mr. Whitfield, Mr.

Todd Leto and Mr. DeLeon, the amount is based on 15 months. This amount will be paid in a lump sum within 30 days. In addition, the Company will provide the executive, at the Company's expense, with continued group health insurance benefits (medical, dental and vision) for executive and executive's eligible dependents under COBRA for a period of up to six months following the effective date of executive's termination without Cause or resignation for Good Reason; or the executive is gainfully employed at another place of work, whichever is sooner.

(b) Any unvested stock awards issued to executive will have their vesting accelerated in full so as to become fully vested and immediately exercisable as of the date of such termination.

(c) Payment is contingent on an effective release from the executive.

"Cause" means the executive's

(i) willful and continued failure to substantially perform his/her duties with the Company or willful and continued failure to substantially follow and comply with the specific and lawful directives of the Chief Executive Officer, as reasonably determined by the Chief Executive Officer (other than any such failure resulting from incapacity due to physical or mental illness or any such actual or anticipated failure after notice of resignation), after a written demand for substantial performance is delivered to the executive by the Chief Executive Officer, which demand specifically identifies the manner in which the Chief Executive Officer believes that the executive has not substantially performed his/her duties,

(ii) conviction of any felony involving moral turpitude;
(iii) engaging in illegal business practices or other practices contrary to the written policies of the Company;

(iv) misappropriation of assets of the Company;

(v) continual or repeated insobriety or drug use;

(vi) continual or repeated absence for reasons other than disability or sickness;

(vii) fraud; or

(viii) embezzlement of Company funds.

"Change of Control" includes:

(i) the acquisition by any individual or entity resulting in the control of 50% or more of outstanding shares of GTSI;

(ii) a change in a majority of the Company Board of Directors (other than through an "act of God") and clearly related to the acquisition if the change occurred during any 12 consecutive months, and the new directors were not elected by the Company's stockholders or by a majority of the directors who were in office at the beginning of the 12 months; or

(iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation (and the consummation thereafter), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation.

"Change of Control Period" means the period of time starting six months prior to the date the Change of Control is effected and ending 24 months following such Change of Control.

"Good Reason" means any one of the following events (so long as executive tenders his resignation to the Company within 60 days after the occurrence of the event which forms the basis for any termination for Good Reason and clearly related to the Change of Control event):

(i) any reduction of the executive's then existing annual base salary or annual bonus target;

(ii) any material reduction in the package of benefits and incentives, taken as a whole, provided to the executive (except that employee contributions may be raised to the extent of any cost increases imposed by third parties as applied to the Company as a whole) or any action by the Company which would materially and adversely affect the executive's participation or reduce the executive's benefits under any such plans, except to the extent that such benefits and incentives are reduced as to be made equivalent to the benefits and incentives of all other executive officers of the Company and/or its successor or assign;

(iii) any diminution of the executive's duties, responsibilities, authority, reporting structure, titles or offices, excluding for this purpose an isolated, insubstantial or inadvertent action not taken in bad faith which is remedied by the Company immediately after notice thereof is given by the executive;

(iv) request that the executive relocate to a work site that would increase the executive's one-way commute distance by more than 35 miles from his then principal residence, unless the executive accepts such relocation opportunity;

(v) any material breach by the Company of its obligations under the agreement; or

(vi) any failure by the Company to obtain the assumption of the agreement by any successor or assign of the Company.

For six months following the termination of employment, each executive agrees not to disclose any confidential information obtained by him while in the employ of the Company with respect to the company's business. In addition, each executive has agreed that during the term of his employment agreement and for six months thereafter, he generally will not (i) engage in any business in North America that is substantially identical to the business of GTSI or (ii) hire any employee, consultant or director of GTSI or encourage any such person to leave his or her job with GTSI or (iii) induce any client of GTSI to terminate its business relationship with the Company.

If it is determined that any payment or distribution by the Company to or for the benefit of the executive in connection with a Change of Control would be subject to the excise tax imposed by Internal Revenue Code Section 4999, the executive will be entitled to receive an additional payment (a "Gross-up Payment") in an amount such that, after payment by the executive of the excise tax imposed by Code Section 4999 on the Gross-up Payment, the executive retains an amount of the Gross-up Payment equal to the excise tax imposed upon the Change of Control payments.

The following table sets forth the established payments and benefits that would be provided to each executive if their employment is severed or materially changed by a Change of Control as of December 31, 2009 if the executive had been terminated without cause or had terminated for good cause:

Name	Base salary benefit ($)	Annual Short Term Incentive Benefit ($)	Health Insurance Benefits ($)[1]	Option/SSARs Awards ($)[2]	Restricted Share Awards ($)[3]	Total ($)[8]
Scott Friedlander[4]	510,000	382,500	12,000	0	116,004	1,020,504
Peter Whitfield[5]	312,500	156,250	12,000	0	41,981	522,731
Todd Leto[6]	350,000	245,000	12,000	0	104,284	711,284
Charles DeLeon[7]	312,500	156,250	12,000	0	53,866	534,616

[1] The amount represents an estimate of 6 months of health insurance benefits at the current 2010 rate
[2] The amount represents fair market value of option and SSARs awards at the closing price on December 31, 2009 ($4.96)
[3] The amount represents fair market value of restricted share awards at the closing price on December 31, 2009 ($4.96)
[4] Mr. Friedlander is eligible for 18 months of total target compensation
[5] Mr. Whitfield is eligible for 15 months of total target compensation
[6] Mr. Todd Leto is eligible for 15 months of total target compensation
[7] Mr. DeLeon is eligible for 15 months of total target compensation
[8] Does not include "gross up" payments based upon determination that the amounts shown would not be subject to the excise tax imposed by Code Section 4999

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company and Federal Airways Corporation, a company of which Mr. Johnson is the owner and president, are parties to a consulting agreement, which began in 1997. In January of 2009, a new consulting agreement was executed and will continue until Mr. Johnson ceases to be a director of the Company or either party terminates the agreement. Under the agreement, if the Company calls upon Mr. Johnson to provide services in respect of Company matters, the Company pays Mr. Johnson a fee of $2,000 per day for his services and reimburses his related out-of-pocket expenses. During 2009, the Company paid Federal Airways Corporation $195,000, plus reimbursement of related out-of-pocket expenses of $7,583, for a total of $202,583 for services performed by Mr. Johnson during the year. During 2000 and 2001, the Company provided substantial equipment financing to a customer that was not otherwise affiliated with the Company or Mr. Johnson. In 2002 this customer was acquired by a "Fortune 100" company for which the Company continues to provide equipment and services. During 2004 the Company obtained additional contracts from this customer for five new locations. Since 2000 the Company has provided this customer approximately $350 million of equipment and services, and Mr. Johnson continues to assist the Company in the support of this customer. In 2006, Mr. Johnson informed the Company of his desire to substantially reduce his consulting activity; and in January 2009, the Company and Mr. Johnson entered into a new agreement that further reduces his consulting activity.

Former Chief Executive Officer James J. Leto's son, Todd Leto, serves as Senior Vice President, Sales and Marketing, a division of the Company. For 2009, refer to the Summary Compensation Table on page 26. During 2007, Mr. Todd Leto received a salary of $249,432, an incentive of $188,475, country club initiation fee of $15,000, and club membership of $2,603. By agreement between the Company and James

J. Leto, Mr. James Leto did not participate in any decision making at GTSI with respect to Mr. Todd Leto's performance or compensation.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

The following Report of the Audit Committee of the Board (the "Audit Committee") does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates this Report by reference in any of those filings.

The Board adopted a written Audit Committee Charter, a copy of which is posted on the Company's Internet website, *www.GTSI.com* (located on the Investor Relations web page). The Board and the Audit Committee believe that the Audit Committee members are and were at the time of the actions described in this report "independent" as independence is defined in Nasdaq Rule 4200(a)(15).

In overseeing the preparation of the Company's financial statements, the Audit Committee met with both management and the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP to review and discuss significant accounting issues.

The Audit Committee members have reviewed and discussed with the Company's management the Company's audited consolidated financial statements as of and for the year ended December 31, 2009. Management advised the Audit Committee that all of the Company's consolidated financial statements as of and for the fiscal year ended December 31, 2009 were prepared in accordance with U.S. generally accepted accounting principles and the Audit Committee discussed such financial statements with both management and PwC.

Prior to the commencement of the audit, the Audit Committee discussed with Company's management and PwC the overall scope and plans for the audit. Subsequent to the audit and each of the quarterly reviews, the Audit Committee discussed with PwC, with and without management present, the results of their examinations or reviews, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of specific judgments and the clarity of disclosures in the consolidated financial statements.

The Audit Committee members' review included discussion with PwC of matters required to be discussed pursuant to Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

With respect to the Company's independent registered public accounting firm, members of the Audit Committee, among other things, discussed with PwC matters relating to its independence, including the written disclosures and letter received by the Audit Committee as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. The Audit Committee reviewed and pre-approved the non-audit services described below provided by PwC during 2009. The Audit Committee has considered whether the provision by PwC of non-audit services to the Company is compatible with maintaining PricewaterhouseCooper's independence and concluded it was compatible with maintaining the requisite independence.

The Audit Committee also works with the internal auditor that reports directly to the Audit Committee and the Chief Financial Officer.

Management determined that the Company was a non-accelerated filer for its 2009 fiscal year since its float fell below the required threshold of $50 million for non-affiliates as of the last business day of its most recently completed second fiscal quarter. During the course of closing the fiscal year ended December 31, 2009, management completed the documentation, testing and evaluation of the Company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. The Audit Committee reviewed the report of management contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC, as well as the independent registered public accounting firm's Report of Independent Registered Public Accounting Firm included in the Company's Annual Report on Form 10-K related to its audit of the consolidated financial statements and the effectiveness of internal control over financial reporting. The Company requested that PwC complete their assessment of the effectiveness of internal controls over financial reporting even though the requirement is not required for non-accelerated filers.

On the basis of the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Board approve the inclusion of the Company's audited consolidated financial statements referred to above in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

Audit Committee members for the year ended December 31, 2009:

Barry L. Reisig, Chairman
Thomas Hewitt
Joseph Keith Kellogg, Jr.
Steven Kelman

AUDIT FEES

The following table shows the fees paid or incurred by the Company for the audit and other services provided by PricewaterhouseCoopers LLP for 2009 and 2008.

	2009	2008
Audit Fees	$1,119,103	$1,308,500[1]
Audit Related Fees	$ 0	$ 80,000
Tax Fees	$ 55,000	$ 20,000
All Other	$ 6,500	$ 1,500
Total	$1,180,603	$1,410,000

[1] Includes fees for audit of consolidated financial statements, audit of internal controls over financial reporting, quarterly reviews, advisory services related to Form S-8 registration statements, and/or advisory services related to certain accounting issues.

Effective May 6, 2003, GTSI was required to obtain pre-approval by our Audit Committee for all audit and permissible non-audit related fees incurred with our independent registered public accounting firm. The Audit Committee has adopted additional pre-approval policies and procedures. All audit and tax fees were approved in advance by the Audit Committee. When it is efficient to do so, we use third parties other than our auditors to perform non-audit work, such as tax work, on behalf of the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Due to timing reasons, the Board has not yet selected the independent registered public accounting firm for the Company's year ending December 31, 2010, but is expected to select the independent registered public accounting firm at the next Board Meeting. The Company, through the Audit Committee and Board confirmation engaged PricewaterhouseCoopers LLP as its independent registered public accounting firm since June 6, 2007, and the Firm has continued as its independent registered public accounting firm through December 31, 2009. It is expected that the Board will select PricewaterhouseCoopers, LLP to continue as the Company's independent registered public accounting firm for the year ended December 31, 2010

A representative of PricewaterhouseCoopers LLP, who is expected to be present at the Meeting, will have an opportunity to make a statement if he or she so desires, and is expected to be available to respond to appropriate questions.

ANNUAL REPORT

A copy of the Company's 2009 Annual Report to Stockholders is being delivered to each stockholder as of the Record Date. **The Company's Annual Report on Form 10–K for the year ended December 31, 2009, as filed with the SEC, is also available free of charge to all stockholders of record as of the Record Date by writing to the Company at 2553 Dulles View Drive, Suite 100, Herndon, Virginia, 20171-5219, Attention: Investor Relations.**

HOUSEHOLDING

Approved by the Securities and Exchange Commission, "Householding" allows companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports by delivering only one package of stockholder proxy materials to any household at which two or more stockholders reside. If you and other residents at your mailing address own shares of our common stock in street name, your broker or bank may have notified you that your household will receive only one copy of our proxy materials. Once you have received notice from your broker that they will be "householding" materials to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account. If you hold shares of our common stock in your own name as a holder of record, "householding" will not apply to your shares.

We will deliver promptly upon written or oral request a separate copy of our annual report and/or proxy statement to a stockholder at a shared address to which a single copy of either document was delivered. For copies of either or both documents, stockholders should write to the Company at 2553 Dulles View Drive, Suite 100, Herndon, Virginia 20171-5219, Attention: Investor Relations, or call (703) 631-3333.

OTHER MATTERS

The Company currently knows of no matters to be submitted at the Meeting other than those described herein. If any other matters properly come before the Meeting, the proxies will vote the Common Stock they represent as they deem advisable. The persons named as attorneys-in-fact in the proxies are officers of the Company.

By Order of the Board of Directors

Charles E. DeLeon
Secretary

Herndon, Virginia
March 31, 2010